Hines

Hines Real Estate Investment Trust, Inc.

2008 ANNUAL REPORT


WILLIAMS

Financial and Operational Highlights

- Our total assets increased during 2008 to $3.3 billion from $2.7 billion.
- We owned interests in 59 properties as of December 31, 2008, five of which were located outside of the United States. We acquired interests in 18 of these properties during 2008.
- Our portfolio was 95% leased at the end of 2008 compared to 93% at the end of 2007.
- We raised $507.4 million through our public offerings during 2008.
- The Company declared and paid dividends totaling $0.64 per share for 2008, up from $0.62 per share for 2007.

Forward-looking statements

Any statement herein that is not a historical fact is a forward-looking statement, including those relating to future activities, outlook and looking forward. Actual results may differ materially from the forward-looking statements as a result of various factors, including real estate market conditions, results of offerings and those described in "Risk Factors" and elsewhere in the Business and Financial Information section of this report and the SEC filings of Hines Real Estate Investment Trust, Inc.





Jeffrey C. Hines
Chairman of the Board

Charles N. Hazen
President and Chief Executive Officer

Letter to Shareholders

April 17, 2009

Despite the turbulent economic environment which has impacted businesses and individuals across the globe, we are pleased to report to our fellow shareholders that Hines REIT's performance during 2008 was solid. We were able to raise equity of $507 million from our public offerings and obtain debt financing of approximately $337 million for our wholly-owned assets. The access to this capital allowed us to make new acquisitions and investments in joint ventures of approximately $720 million during 2008. With these new acquisitions being added to our existing quality real estate assets, we were able to grow and further diversify our portfolio and increase our dividends to shareholders by approximately 2.5% beginning in May 2008 for the remainder of the year. In the following pages we will elaborate on the key 2008 accomplishments as well as share our outlook and strategies for the coming year.



One Atlantic Center
Atlanta, Georgia

Our Offerings

Our primary source of funds comes from the sale of our common shares through public offerings. We successfully concluded our second public offering in June 2008 through which we raised $1.5 billion in proceeds over its two-year term. When combined with the $527 million we raised in our first public offering, our total equity raised through two public offerings surpassed the $2 billion mark. On July 1, 2008 we commenced our third public offering pursuant to which we are offering $3.5 billion in common shares. Prior to the commencement of our third public offering, we valued our portfolio and after considering those valuations and other factors increased our share price from $10.58 to $10.66 per share. This increase represented the third increase of our share price since we commenced operations in 2004.



JPMorgan Chase Tower
Dallas, Texas

Shortly after the commencement of our third offering, the global financial markets began a historic descent, resulting in trillions of dollars of lost wealth across the globe and failures of some of the largest and most recognizable institutions. The year ended with the financial markets in a state of turmoil and the broader economy experiencing the effects of a deep recession—all of which has continued into the early months of 2009. Due to the unprecedented significance of these events, our board of directors determined to reduce the share price to $10.08 in late January 2009 in order to reflect the declines in real estate values. All of these events impacted our level of capital raising significantly, and since our third offering commenced on July 1, 2008 we have raised $215.8 million through the date of this letter. It is our belief that the significant reduction of new equity being raised is attributable to the deep and prolonged recession and the erosion of investor confidence in the financial markets.

In addition to raising less new equity, the current economic environment has also caused us to see a significant increase in redemption requests from existing shareholders. We believe this is also attributable to the erosion of investor confidence in the general economy as well as individuals focusing on securing liquidity. In 2008, we redeemed approximately $58.7 million of shares. In 2009, we have seen a significant increase in requests and have funded additional redemptions of approximately $84.7 million.

Distributions

One of our primary investment objectives is to pay regular cash dividends to our shareholders. As mentioned above, we were able to increase our dividend per share in May 2008, which now represents in excess of a 6% increase since we commenced operations in 2004 as shown in the table below. We are pleased that we have been able to sustain this level of dividend given the challenging economic environment,

Quarterly dividends: 11/23/04 – 3/31/09


$0.160
$0.148
$0.136
$0.124
$0.112
$0.100
$0.15
$0.15
$0.15
$0.15
$0.15
$0.15
$0.156
$0.156
$0.156
$0.156
$0.156
$0.156
$0.156
$0.158*
$0.161
$0.161
$0.161
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3 Q4
2008
Q1
2009

*For the 30 days in April 2008, the dividend was paid at $0.00170959 per share for a total of $0.051. For the 31 days in May and 30 days in June 2008, the dividend was paid at $0.00175233 per share for a total of $0.107. The three months together total $0.158 per share.

Geographic diversification*


Seattle (9%)
Canada
Minneapolis (2%)
Toronto (6%)
United States
Chicago (12%)
New York (4%)
Sacramento (5%)
Kansas City (4%)
San Francisco Bay Area (7%)
Denver (2%)
Memphis (1%)
Washington, D.C. (0%)**
Richmond (2%)
Phoenix (2%)
Charlotte (2%)
Los Angeles (12%)
Dallas (9%)
San Diego (1%)
Atlanta (2%)
Houston (10%)
Miami (4%)
[1] São Paulo, Brazil (2%)
[2] Curitiba, Brazil (1%)
[3] Rio de Janeiro, Brazil (1%)


South America
2 1 3

* Data is based on Hines REIT's effective ownership in each property as of December 31, 2008 and is compiled based on the most recent values available.

** This property is currently being renovated with expected completion in April 2009, resulting in a value less than 1%.

Excluded from the map above are assets in Orlando and San Antonio related to the Grocery-Anchored Portfolio. These assets represent less than 1% of our portfolio in each of these cities.

and we are focused on managing our portfolio in an effort to maximize our ability to pay dividends and at the same time maintain adequate liquidity in the Company. As stated in our outlook below, the adverse impact of the current environment on commercial real estate could negatively impact our future income, cash flow, and level of dividends paid to shareholders.

Our Acquisitions and our Quality Portfolio

We acquired interests in 18 properties during 2008. The asset categories of these acquired properties ranged from class A office towers in core markets, such as Williams Tower in Houston and One North Wacker in Chicago, to industrial properties in Brazil and a multi-state portfolio of grocery-anchored shopping centers. The diversity in these acquisitions is reflective of our commitment to our strategy and response to changes in market conditions. You can find more detailed information about each of our 2008 acquisitions in the pages that follow this letter.

Another primary investment objective of ours is to invest in a diversified portfolio of office properties, and at the end of 2008 we owned interests in 59 properties, 45 of which were

U.S. office properties. In total, our properties consist of 30.7 million square feet of net rentable area and are well diversified by geographic location, specific tenants, tenant industries and lease expirations. We believe that having a well-diversified portfolio of high-quality assets will be beneficial to minimizing the negative impacts of the struggling global economy.

Our Debt Financing

We were able to successfully access new debt capital during 2008 with respect to our acquisitions. However, the real estate debt markets have continued to experience distress as financial institutions and other lenders have become capital constrained, and lenders and credit rating agencies have tightened underwriting standards. As a result, debt capital has become more expensive and difficult to obtain. We have managed our portfolio to date in an effort to minimize our exposure to the debt markets by using moderate levels of fixed-rate mortgage financing to leverage our acquisitions, some of which is effectively fixed through interest rate swaps. Our portfolio's loan-to-value ratio was 55% at the end of 2008, which is comparable to our 54% leverage ratio at the end of 2007. We are fortunate to have a minimal amount of debt which matures in 2009 and 2010, as accessing new debt is proving extremely difficult even for the most reputable sponsors and highest quality real estate. We remain focused on our strong lending relationships and executing strategies to mitigate any refinancing risks as early as possible.



101 Second Street
San Francisco, California

Leasing and Operations

To date, our portfolio has not experienced significant direct effects resulting from the events in the financial markets. At the end of 2008, our portfolio of real estate assets was 95% leased compared to 93% at the end of 2007. While we have seen some increase in tenant bankruptcies, these tenants accounted for less than 0.5% of our portfolio as of the end of 2008, a statistic we are pleased with since tenants in the troubled finance and insurance industries occupy 16% of the net rentable area of our portfolio. The fact that our operations have not been significantly impacted by recent market events is illustrative of the importance of diversity in our real estate portfolio and our ongoing focus on tenant retention and occupancy.

Leasing continues to be a major focus for us. Most office markets around the country have experienced a significant slow down in leasing activity and the related reduction in leasing velocity will likely put downward pressure on occupancy and rental rates. Lease expiration rates in our portfolio range from 6.9% – 8.6% over the next three years. While we expect rental rates and leasing velocity in the near term may be lower than in recent periods, we are hopeful that the high quality of our assets will continue to generate demand for space in the local markets in which they operate. In spite of the distress in the real estate markets, in early 2009 we have seen positive leasing activity at several of our properties.

Top 10 tenants as of 12/31/08*

1	DHL Exel	Brazilian Distribution Parks
2	Shook, Hardy & Bacon LLP	2555 Grand
3	Canadian Imperial Bank of Commerce	Atrium on Bay & 425 Lexington
4	Honeywell International, Inc.	Daytona-Laguna Portfolio
5	Raytheon Company	Raytheon/DIRECTV Buildings
6	State of California	1515 S. Street
7	Microsoft Corporation	Daytona-Laguna Portfolio
8	Oracle	Watergate Tower IV
9	Williams Companies	Williams Tower
10	Kay Chemical	4050 & 4055 Corporate Drive

Lease expirations as of 12/31/08*

Lease expirations are an important indicator in monitoring predictable cash flows, as well as managing re-leasing risk. Lower tenant turnover can mean potentially higher cash flow. You should be aware, however, that there are other factors which could affect revenues from leases, including lease concessions.



100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
8.6%
6.9%
7.5%
11.2%
24.7%
5.1%
5.2%
4.7%
3.7%
8.1%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

10-year average: 8.6%
Percentage leased: 95%

Tenant industry diversification as of 12/31/08*



Manufacturing	20.4%
Finance and insurance	15.7%
Legal	14.3%
Information	10.9%
Government	5.3%
Other services	5.0%
Grocery-anchored retail	4.4%
Other professional services	3.9%
Oil and gas	3.4%
Transportation and warehousing	3.3%
Healthcare	3.0%
Accounting	2.3%
Real estate	2.3%
Wholesale trade	2.2%
Construction	1.9%
Arts, entertainment and recreation	1.7%

*Data is based on Hines REIT's effective ownership in each property as of December 31, 2008 and is compiled based on leased square feet.

Outlook

The current recession and distress in the financial and capital markets present us with a challenging environment in 2009 and the few years to follow. We expect that the current downturn will continue to have an adverse effect on real estate market fundamentals, including tenant demand, overall occupancies, leasing velocity and rental rates and will lead to increased subletting and tenant defaults. We expect that this will have a negative impact on our future income and cash flows as well as the values of our real estate investments. We will continue to proactively manage our portfolio in an effort to minimize these negative impacts and believe we are well-positioned to do so.

On a positive note, to the extent we raise sufficient capital to invest in new investment opportunities, we believe such opportunities will provide attractive returns due to the distress in the market. We continue to believe that, over the long term, investments in real estate are an important component of a well-diversified investment portfolio. On behalf of our board of directors and management team, we would like to thank you for your continued support. As always, we are appreciative of your trust and remain committed to the successful management of your investment in Hines REIT through the current economic cycle and beyond.

Jeffrey C. Hines

Jeffrey C. Hines
CHAIRMAN OF THE BOARD

Charles N. Hazen
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Atrium on Bay
Toronto, ON Canada



2008 Acquisitions



2555 Grand
Kansas City, Missouri

Crown center submarket, which represents the center of the city and offers efficient access from all major residential areas

- 100% leased
- 24-story single-tenant office building
- 595,607 rentable square feet

MAJOR TENANT

Shook, Hardy & Bacon LLP

Acquired February 2008

We have a 100% direct investment in this property.



Raytheon & DIRECTV Buildings
El Segundo, California

South Bay submarket along the Imperial Highway Corridor near the junction of the 405 and 105 Freeways in close proximity to the Los Angeles International Airport

- 100% leased
- Two 11-story buildings
- 550,579 rentable square feet

MAJOR TENANTS

Raytheon Company,
DIRECTV Group, Inc.

Acquired March 2008

We have a 100% direct investment in this property.



One North Wacker
Chicago, Illinois

The West Loop submarket of the central business district at the corner of North Wacker Drive and Madison Street.

- 98% leased
- 51-story building
- 1,373,754 rentable square feet

MAJOR TENANTS

UBS, PriceWaterhouseCoopers, Citadel

Acquired March 2008

As a result of our investment in the Core Fund, we have a 23.27% indirect investment in this property.

LEED® EB Certified



Williams Tower
Houston, Texas

Galleria/West Loop submarket

- 95% leased
- 64-story office building with an adjacent parking garage
- 1,480,623 rentable square feet

MAJOR TENANTS

Williams Companies,
Black Box Network Services,
Headquarters to Hines and Hines REIT

Acquired May 2008

We have a 100% direct investment in this property.


VISTAR

Denver Office / Flex Portfolio 345 Inverness Drive & Arapahoe Business Park Denver, Colorado

Downtown north submarket with access to public transportation, the city's financial district, government buildings and theater district

- 94% leased
- Two projects with a total of ten buildings
- 484,737 rentable square feet

MAJOR TENANTS

Vistar, Nestle USA

Acquired December 2008

We have a 100% direct investment in this property.



4050 & 4055 Corporate Drive Dallas, Texas

Dallas-Fort Worth Airport East submarket, within the DFW Trade Center

- 100% leased
- Two-building industrial complex
- 643,429 rentable square feet

MAJOR TENANTS

Kay Chemical, FleetPride Corporation, Verizon Communications, Inc., John H. Harland/Harland Clarke

Acquired May 2008

We have a 100% direct investment in this property.



Distribution Park Araucária / Curitiba, Brazil
Distribution Park Louveira / São Paulo, Brazil

Regional distribution centers of consumer goods with airport and seaport access

- 100% leased
- Three-building industrial project
- 1,603,855 rentable square feet

MAJOR TENANT

DHL Exel

Acquired December 2008
We have a 100% direct investment in this property.


FLAGSHIP
RANDALLS

Grocery-Anchored Portfolio Multi-State

12 high-volume grocery-anchored shopping centers spread across five states

- 95% leased
- 12 grocery-anchored retail properties
- 1,517,539 rentable square feet

MAJOR TENANTS

A diversified mix of leading grocers including: Kroger, Randall's (Safeway), H-E-B and Publix

We acquired eight properties in November 2008. The remaining four properties were acquired in 2009.

We have a 70% interest in this portfolio through a joint venture with Weingarten Realty Investors.



KPMG Building
San Francisco, California



Corporate Governance

BOARD OF DIRECTORS

Jeffrey C. Hines
Chairman of the Board

C. Hastings Johnson
Director

Charles M. Baughn
Director

George A. "Abbott" Davis
Independent Director

Thomas A. Hassard
Independent Director

Stanley D. Levy
Independent Director

Paul B. Murphy Jr.
Independent Director

Our board consists of seven directors, four of whom are independent directors not affiliated with Hines. Our board of directors is ultimately responsible for the management and control of our business and operations, including oversight of our advisor, an affiliate of Hines that conducts our day-to-day operations. All of our directors are experienced financial or real estate professionals. All of the board committees—audit, conflicts, compensation, and nominating and corporate governance—are composed solely of independent directors in order to ensure appropriate oversight by non-interested members of the board.

EXECUTIVE OFFICERS

Charles N. Hazen
President and Chief Executive Officer

Sherri W. Schugart
Chief Financial Officer

Edmund A. Donaldson
Chief Investment Officer

Frank R. Apollo
Vice President - Finance;
Treasurer and Secretary

Kevin L. McMeans
Asset Management Officer

Ryan T. Sims
Chief Accounting Officer

Our day-to-day management and operations are the responsibility of our executive officers. They oversee our operations and those of our advisor, which provides various services to us including coordination of our offerings, investment and portfolio management, asset management and shareholder services.



Watergate Tower IV
Emeryville, California



Business and Financial Information


MORTON'S
MORTONS
Carillon Building
Charlotte, North Carolina

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-50805

HINES REAL ESTATE INVESTMENT TRUST, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	**20-0138854**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2800 Post Oak Boulevard Suite 5000 Houston, Texas	**77056-6118**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(888) 220-6121
Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the common stock held by non-affiliates of the registrant: No established market exists for the registrant's common stock.

The registrant had 215,386,613 shares of common stock outstanding as of March 20, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement in connection with its 2009 annual meeting of shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward-Looking Statements

Statements in this Form 10-K that are not historical facts (including any statements concerning investment objectives, economic updates, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements in this Form 10-K are based on our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Any of the assumptions underlying forward-looking statements could be inaccurate. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to our shareholders and maintain the value of the real estate properties in which we hold an interest, may be significantly hindered.

Our shareholders are cautioned not to place undue reliance on any forward-looking statement in this Form 10-K. All forward-looking statements are made as of the date of this Form 10-K, and the risk that actual results will differ materially from the expectations expressed in this Form 10-K may increase with the passage of time. In light of the significant uncertainties inherent in the forward-looking statements in this Form 10-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 10-K will be achieved. Please see "Item 1A. Risk Factors" for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in certain forward-looking statements.

Item 1. *Business*

General Description of Business and Operations

Hines Real Estate Investment Trust, Inc., a Maryland corporation ("Hines REIT"), was formed by Hines Interest Limited Partnership ("Hines") on August 5, 2003 primarily for the purpose of engaging in the business of investing in and owning interests in real estate. Hines REIT has invested and intends to continue to invest primarily in institutional-quality office properties located throughout the United States. As of December 31, 2008, we owned direct and indirect investments in 59 properties. These properties consisted of 45 U.S. office properties, one mixed-use office and retail complex in Toronto, Ontario, one industrial property in Dallas, Texas, four industrial properties in Brazil and a portfolio of eight grocery-anchored shopping centers located across four states (the "Grocery-Anchored Portfolio"). These properties contain, in the aggregate, 30.7 million square feet of leasable space. Hines REIT may also invest in other real estate investments including, but not limited to, loans and ground leases. Hines REIT is structured as an umbrella partnership real estate investment trust, or UPREIT, and substantially all of Hines REIT's current and future business is and will be conducted through Hines REIT Properties, L.P. (the "Operating Partnership"). We refer to Hines REIT, the Operating Partnership and its wholly-owned subsidiaries as the "Company," and the use of "we," "our," "us" or similar pronouns in this annual report refers to Hines REIT or the Company as required by the context in which such pronoun is used.

We make investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities, such as through our investment in Hines US Core Office Fund LP (the "Core Fund") in which we own a 28.7% non-managing general interest. The Core Fund is a partnership organized in August 2003 by Hines to invest in existing "core" office properties in the United States that Hines believes are desirable long-term "core" holdings. We also own a 70% interest in the Grocery-Anchored Portfolio indirectly through a joint venture with Weingarten Realty Investors and we own a 50% interest in Distribution Park Rio, an industrial property in Rio de Janeiro, Brazil, indirectly through a joint venture with a Hines affiliate. Please see "Item 2. Properties" in this report for additional information about the properties in our portfolio.

We have no employees. Our business is managed by Hines Advisors Limited Partnership (the "Advisor"), an affiliate of Hines, under the terms and conditions of an advisory agreement between us and our Advisor. As compensation for these services, we pay our Advisor asset management, acquisition and debt financing fees and we reimburse certain of the Advisor's expenses in accordance with the advisory agreement. Hines or affiliates of Hines manage the leasing and operations of most of the properties in which we invest and we pay Hines property management and leasing fees in connection with these services. Hines is owned and controlled by Gerald D. Hines and his son Jeffrey C. Hines, the Chairman of our board of directors. Hines and its 3,750 employees have over 50 years of experience in the areas of investment selection, underwriting, due diligence, portfolio management, asset management, property management, leasing, disposition, finance, accounting and investor relations.

Our office is located at 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. Our telephone number is 1-888-220-6121. Our web site is www.HinesREIT.com. The information on our website is not incorporated by reference into this report.

Primary Investment Objectives

Our primary investment objectives are:

- to preserve invested capital;
- to invest in a diversified portfolio of office properties;
- to pay regular cash dividends;
- to achieve appreciation of our assets over the long term; and
- to remain qualified as a real estate investment trust, or "REIT," for federal income tax purposes.

Acquisition and Investment Policies

We invest primarily in institutional-quality office properties located throughout the United States. We believe that there is an ongoing opportunity to create stable cash returns and attractive total returns by employing a strategy of investing primarily in a diversified portfolio of office properties over the long term. We believe that this strategy can help create stable cash flow and capital appreciation potential if the office portfolio is well-selected and well-diversified in number and location of properties, and the office properties are consistently well-managed. These types of properties are generally located in central business districts or suburban markets of major metropolitan cities. Our principal targeted assets are office properties that have quality construction, desirable locations and quality tenants. We intend to continue to invest in properties which will be diversified by location, lease expirations and tenant industries. In addition, we have invested or may invest in other real estate investments including, but not limited to, properties outside of the United States, non-office properties, loans and ground leases.

We believe there are also other significant opportunities for real estate investments that currently exist in other markets outside of the United States. Some of this real estate is located in developed markets such as the United Kingdom, Germany and France, while other real estate investment opportunities are located in emerging or maturing markets such as Brazil, Mexico, Russia and China. We believe that investing in international properties that meet our investment policies and objectives could provide additional diversification and enhanced investment returns to our real estate portfolio. Our international properties include a mixed-used office and retail complex in Canada and four industrial properties in Brazil.

We may continue to invest in real estate directly by owning 100% of such assets or indirectly by owning less than 100% of such assets through investments with other investors or joint venture partners, including other Hines-affiliated entities. We anticipate that we will fund our future acquisitions primarily with proceeds raised from our current public offering (the "Third Offering") and potential follow-on offerings, as well as with proceeds from debt financings. All of our investment decisions are subject to the approval of a majority of our board of directors, and specifically a majority of our independent directors if an investment involves a transaction with Hines or any of its affiliates.

Financing Strategy and Policies

We expect that once we have fully invested the proceeds of our public offerings, our debt financing, or the debt financing of entities in which we invest, will approximate 40%-60% of the aggregate value of our real estate investments. When available, financing for future acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements, redemptions and other working capital needs. Additionally, the amount of debt placed on an individual property, or the amount of debt incurred by an individual entity in which we invest, may be less than 40% or more than 60% of the value of such property or the value of the assets owned by such entity, depending on market conditions and other factors. Notwithstanding the above, depending on market conditions and other factors, we may choose not to place debt on our portfolio or our assets and may choose not to borrow to finance our operations or to acquire properties.

Additionally, we have and may continue to enter into interest rate swap contracts as economic hedges against the variability of future interest rates on variable interest rate debt.

We had debt financing in an amount equal to approximately 55% of the estimated value of our direct and indirect real estate investments as of December 31, 2008, consisting primarily of outstanding loans under secured mortgage financings. The estimated value of each property was based on the most recent appraisals available or the purchase price, in the case of recent acquisitions.

Distribution Objectives

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income (excluding capital gains) to our shareholders. We intend, although we are not legally obligated, to continue to make regular quarterly distributions to holders of our common shares in excess of the level required to maintain our REIT status unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code.

We declare distributions to our shareholders as of daily record dates and aggregate and pay such distributions quarterly. From January 1, 2007 through April 30, 2008, with the authorization of our board of directors, we declared distributions equal to $0.00170959 per share, per day. From May 1, 2008 through December 31, 2008, we declared distributions equal to $0.00175233 per share, per day. Additionally, we have declared distributions equal to $0.00175233 per share, per day for the period from January 1, 2009 through April 30, 2009.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with our taxable year ended December 31, 2004. In addition, the Core Fund has invested in properties through other entities that have elected to be taxed as REITs. Our management believes that we and the applicable entities in the Core Fund are organized and operate, and intend to continue operating, in such a manner as to qualify for treatment as REITs. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2008, 2007 and 2006 in the accompanying consolidated financial statements.

Competition

Numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors compete with us in acquiring office and other properties and obtaining creditworthy tenants to occupy such properties. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Principal factors of competition in our primary business of acquiring and owning office properties are the quality of properties, leasing terms (including rent and other charges and allowances for inducements and tenant improvements), the quality and breadth of tenant services provided, and reputation as an owner and operator of quality office properties in the relevant market. Additionally, our ability to compete depends upon, among other factors, trends of the global, national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, taxes, governmental regulations, legislation and demographic trends.

We believe Hines' extensive real estate experience and depth and breadth of its organization of 3,750 employees located in 68 cities across the United States and 16 foreign countries allows it to better identify investment opportunities for us and more effectively operate our real estate assets. However, competition may increase our cost of acquisitions or operations, lower our occupancy or rental rates or increase the level of inducements we offer to tenants.

Customers

We are dependent upon the ability of current tenants to pay their contractual rent amounts as the rents become due. No tenant represented more than 10% of our consolidated rental revenue for the year ended December 31, 2008.

Available Information

Shareholders may obtain copies of our filings with the Securities and Exchange Commission ("SEC"), free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.HinesREIT.com. Our filings will be available on our website as soon as reasonably practicable after we electronically file such materials with the SEC. However, the information from our website is not incorporated by reference into this report.

Item 1A. *Risk Factors*

You should carefully read and consider the risks described below together with all other information in this report. If certain of the following risks actually occur, our results of operations and ability to pay distributions would likely suffer materially, or could be eliminated entirely. As a result, the value of our common shares may decline, and you could lose all or part of the money you paid to buy our common shares.

Investment Risks

There is currently no public market for our common shares, and we do not intend to list the shares on a stock exchange. Therefore, it will likely be difficult for shareholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount. The price of our common shares maybe adjusted to a price less than the price shareholders paid for their shares.

There is no public market for our common shares, and we do not expect one to develop. We have no plans to list our shares on a national securities exchange or over-the-counter market, or to include our shares for quotation on any national securities market. Additionally, our charter contains restrictions on the ownership and transfer of our shares, and these restrictions may inhibit the ability of our shareholders to sell their shares. We have a share redemption program, but it is limited in terms of the amount of shares that may be redeemed annually. Our board of directors may also limit, suspend or terminate our share redemption program upon 30 days' written notice. It may be difficult for shareholders to sell their shares promptly or at all. If shareholders are able to sell their shares, they may only be able to sell them at a substantial discount from the price they paid. This may be the result, in part, of the fact that the amount of funds available for investment are reduced by funds used to pay selling commissions, the dealer-manager fee and acquisition fees in connection with our public offerings. Unless our aggregate investments increase in value to compensate for these up-front fees and expenses, which may not occur, it is unlikely that shareholders will be able to sell their shares, whether pursuant to our share redemption program or otherwise, without incurring a substantial loss. We cannot assure shareholders that their shares will ever appreciate in value to equal the price they paid for their shares. Thus, shareholders should consider our common shares as illiquid and a long-term investment and should be prepared to hold their shares for an indefinite length of time. Further, the price of our shares may be adjusted periodically to reflect changes in the net asset value of our assets as well as changes in fees and expenses and therefore future adjustments may result in an offering price lower than the price shareholders paid for their shares and a redemption price lower than our current redemption price. We reduced the price of our shares and our redemption price effective March 1, 2009.

Our shareholders' ability to have their shares redeemed is limited under our share redemption program, and if shareholders are able to have their shares redeemed, it may be at a price that is less than the price paid for and the then-current market value of the shares.

Even though our share redemption program may provide shareholders with a limited opportunity to redeem their shares after they have held them for a period of one year, shareholders should understand that our share redemption program contains significant restrictions and limitations. The Company will redeem shares to the extent our board of directors determines we have sufficient available cash to do so subject to the annual and monthly limitations on the number of shares we can redeem set forth in our share redemption program. Further, if at any time all tendered shares are not redeemed, shares will be redeemed on a pro rata basis. The Company may, but is not required to, utilize all sources of cash flow not otherwise dedicated to a particular use to meet shareholders' redemption needs, including proceeds from our dividend reinvestment plan or securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions such as asset sales or financings. Our board of directors reserves the right to amend, suspend or terminate the share redemption program at any time in its discretion upon 30 days' written notice. As of December 31, 2008 shares were redeemed at a price of $9.68 per share. Beginning March 1, 2009, shares will be redeemed at a price of $9.15 per share. However, our board of directors may change the redemption price from time to time upon 30 days' written notice based on the then-current estimated net asset value of our real estate portfolio at the time of the adjustment and such other factors as it deems appropriate, including the then-current offering price of our shares (if any), our then- current dividend reinvestment plan price and general market conditions. The methodology used in determining the redemption price is subject to a number of limitations and to a number of assumptions and estimates which may not be accurate or complete. The redemption price may not be indicative of the price our shareholders would receive if our shares were actively traded, if we were liquidated or if they otherwise sold their shares. Therefore, shareholders should not assume that they will be able to sell all or any portion of their shares back to us pursuant to our share redemption program or at a price that reflects the then-current market value of their shares.

Due to the risks involved in the ownership of real estate, there is no guarantee of any return on an investment in our shares, and shareholders may lose some or all of their investment.

By owning our shares, shareholders are subjected to significant risks associated with owning and operating real estate. The performance of your investment in Hines REIT is subject to such risks, including:

- changes in the general economic climate;
- changes in local conditions such as an oversupply of space or reduction in demand for real estate;
- changes in interest rates and the availability of financing;
- changes in property level operating expenses due to inflation or otherwise; and
- changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

If our assets decrease in value, the value of an investment in our shares may likewise decrease, and shareholders could lose some or all of their investment.

We have invested a significant percentage of our total current investments, and we may make additional investments, in the Core Fund. Because of our current and possible future Core Fund investments, it is likely that Hines affiliates will retain significant control over a significant percentage of our investments even if our independent directors remove our Advisor.

While a majority of our independent directors may remove our Advisor upon 60 days' written notice, our independent directors cannot unilaterally remove the managing general partner of the Core Fund, which is also an affiliate of Hines. We have substantial investments in the Core Fund and may invest a significant amount of the proceeds received from our Third Offering in the Core Fund. Because of our current Core Fund investments and because our ability to remove the managing general partner of the Core Fund is limited, it is likely that an affiliate of Hines will maintain a substantial degree of control over a significant percentage of our investments despite the removal of our Advisor by our independent directors. Any additional investments by us in the Core Fund will contribute to this risk. In addition, our ability to redeem any investment we hold in the Core Fund is limited. Please see "— Business and Real Estate Risks — Our ability to redeem all or a portion of our investment in the Core Fund is subject to significant restrictions" for more information regarding our ability to redeem any investments in the Core Fund.

Many of the fees we pay were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.

The compensation paid to our Advisor, Dealer Manager (defined below) and other affiliates of Hines for services they provide us was not determined on an arm's-length basis. All service agreements, contracts or arrangements between or among Hines and its affiliates, including the Advisor and us, were likewise not negotiated at arm's-length. Such agreements include the advisory agreement we entered into with the Advisor (the "Advisory Agreement"), the agreement ("Dealer Manager Agreement") we entered into with Hines Real Estate Securities, Inc. ("HRES" or the "Dealer Manager"), and the property management and leasing agreements we entered into with Hines. We cannot assure our shareholders that a third party unaffiliated with Hines would not be able and willing to provide such services to us at a lower price.

We will pay substantial compensation to Hines, the Advisor and their affiliates, which may be increased or decreased during our public offerings by our independent directors.

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments payable to Hines, the Advisor and their affiliates may increase or decrease during our public offerings if such increase or decrease is approved by our independent directors.

If we are only able to sell a small number of shares in our Third Offering, our fixed operating expenses such as general and administrative expenses (as a percentage of gross income) would be higher than if we are able to sell a greater number of shares.

We incur certain fixed operating expenses in connection with our operations, such as costs incurred to secure insurance for our directors and officers, regardless of our size. To the extent we sell fewer than the maximum number of shares we have registered in connection with our Third Offering and any future offerings and therefore are unable to make additional investments which could increase our gross income, these expenses will represent a greater percentage of our gross income and, correspondingly, will have a greater proportionate adverse impact on our ability to pay distributions to our shareholders.

Hines REIT's interest in the Operating Partnership will be diluted by the Participation Interest in the Operating Partnership held by HALP Associates Limited Partnership and an interest in Hines REIT may be diluted if we issue additional shares.

Hines REIT owned a 97.3% general partner interest in the Operating Partnership as of December 31, 2008. An affiliate of Hines, HALP Associates Limited Partnership, owns a Participation Interest in the Operating Partnership, which was issued as consideration for an obligation by Hines and its affiliates to perform future services in connection with our real estate operations. This interest in the Operating Partnership, as well as the number of shares into which it may be converted, increases on a monthly basis. As of December 31, 2008, the percentage interest in the Operating Partnership attributable to the Participation Interest was 2.2% and such interest was convertible into 4.5 million common shares, subject to the fulfillment of certain conditions. The Participation Interest will increase to the extent leverage is used because the use of leverage will allow the Company to acquire more assets. Each increase in this interest will dilute our shareholders' indirect investment in the Operating Partnership and, accordingly, reduce the amount of distributions that would otherwise be payable to our shareholders in the future.

Additionally, shareholders do not have preemptive rights to acquire any shares issued by us in the future. Therefore, shareholders may experience dilution of their equity investment if we:

- sell shares in our public offerings, including those issued pursuant to the dividend reinvestment plan and shares issued to our officers and directors or employees of the Advisor and its affiliates under our Employee and Director Incentive Share Plan;
- sell securities that are convertible into shares, such as interests in the Operating Partnership;
- issue shares in a private offering;
- issue common shares to the Advisor or affiliates in exchange for any cash fees they may agree to defer;
- issue common shares upon the exercise of options granted to our independent directors, or employees of the Company or the Advisor; or
- issue shares to sellers of properties acquired by us in connection with an exchange of partnership units from the Operating Partnership.

The redemption of interests in the Operating Partnership held by Hines and its affiliates (including the Participation Interest) as required by our Advisory Agreement upon its termination may discourage a takeover attempt if the takeover attempt would include the termination of our Advisory Agreement.

In the event of a merger in which we are not the surviving entity, and pursuant to which our Advisory Agreement is terminated under certain circumstances, Hines and its affiliates may require the Operating Partnership to purchase all or a portion of the Participation Interest and any partnership units in the Operating Partnership ("OP Units") or other interest in the Operating Partnership that they hold at any time thereafter for cash, or our shares, as determined by the seller. The Participation Interest increases on a monthly basis and, as the percentage interest in the Operating Partnership attributable to this interest increases, these rights may deter transactions that could result in a merger in which we are not the survivor. This deterrence may limit the opportunity for shareholders to receive a premium for their common shares that might otherwise exist if an investor attempted to acquire us through a merger.

The Participation Interest would increase at a faster rate with frequent dispositions of properties followed by acquisitions using proceeds from such dispositions.

A component of the Participation Interest is intended to approximate an increased interest in the Operating Partnership based on a percentage of the cost of our investments or acquisitions. Because the interest in the Operating Partnership represented by the Participation Interest increases with each acquisition we make, if we frequently sell assets and reinvest the proceeds of such dispositions, the Participation Interest would increase at a faster rate than it would if we acquired assets and held them for an extended period.

Likewise, if we frequently sell assets and reinvest the proceeds of such dispositions, our Advisor will earn additional cash acquisition fees.

Hines' ability to cause the Operating Partnership to purchase the Participation Interest and any OP Units it and its affiliates hold in connection with the termination of the Advisory Agreement may deter us from terminating the Advisory Agreement.

Under our Advisory Agreement, if we are not advised by an entity affiliated with Hines, Hines or its affiliates may cause the Operating Partnership to purchase some or all of the Participation Interest or OP Units then held by such entities. The purchase price will be based on the net asset value of the Operating Partnership and payable in cash, or our shares, as determined by the seller. If the termination of the Advisory Agreement would result in the Company not being advised by an affiliate of Hines, and if the amount necessary to purchase Hines' interest in the Operating Partnership is substantial, these rights could discourage or deter us from terminating the Advisory Agreement under circumstances in which we would otherwise do so.

We may issue preferred shares or separate classes or series of common shares, which could adversely affect the holders of our common shares.

We may issue, without shareholder approval, preferred shares or a class or series of common shares with rights that could adversely affect our holders of the common shares. Upon the affirmative vote of a majority of our directors (including in the case of preferred shares, a majority of our independent directors), our charter authorizes our board of directors (without any further action by our shareholders) to issue preferred shares or common shares in one or more class or series, and to fix the voting rights (subject to certain limitations), liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such class or series of shares. In addition, a majority of our independent directors must approve the issuance of preferred shares. If we ever create and issue preferred shares with a dividend preference over common shares, payment of any dividend preferences of outstanding preferred shares would reduce the amount of funds available for the payment of dividends on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to the common shareholders, likely reducing the amount common shareholders would otherwise receive upon such an occurrence. We could also designate and issue shares in a class or series of common shares with similar rights. In addition, under certain circumstances, the issuance of preferred shares or a separate class or series of common shares may render more difficult or tend to discourage:

- a merger, offer or proxy contest;
- the assumption of control by a holder of a large block of our securities; and/or
- the removal of incumbent management.

We are not registered as an investment company under the Investment Company Act of 1940, and therefore we will not be subject to the requirements imposed on an investment company by such Act. Similarly, the Core Fund is not registered as an investment company.

We are not, and the Core Fund is not, registered as an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"). Investment companies subject to this Act are required to comply with a variety of substantive requirements, such as requirements relating to:

- limitations on the capital structure of the entity;
- restrictions on certain investments;
- prohibitions on transactions with affiliated entities; and
- public reporting disclosures, record keeping, voting procedures, proxy disclosure and similar corporate governance rules and regulations.

Many of these requirements are intended to provide benefits or protections to security holders of investment companies. Because we do not expect to be subject to these requirements, our shareholders will not be entitled to these benefits or protections.

In order to operate in a manner to avoid being required to register as an investment company, we may be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire interests in companies or entities that we would otherwise want to acquire. The operations of the Core Fund may likewise be limited in order for the Core Fund to avoid being required to register as an investment company.

If Hines REIT, the Operating Partnership or the Core Fund is required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce our shareholders' investment return or impair our ability to conduct our business as planned.

We do not expect to operate as an "investment company" under the Investment Company Act. However, the analysis relating to whether a company qualifies as an investment company can involve technical and complex rules and regulations. If we own assets that qualify as "investment securities" as such term is defined under this Act, and the value of such assets exceeds 40% of the value of our total assets, we could be deemed to be an investment company. It is possible that many of our interests in real estate may be held through other entities, and some or all of these interests in other entities could be deemed to be investment securities.

If we held investment securities and the value of these securities exceeded 40% of the value of our total assets, we may be required to register as an investment company. Investment companies are subject to a variety of substantial requirements that could significantly impact our operations. Please see "— We are not registered as an investment company under the Investment Company Act and therefore we will not be subject to the requirements imposed on an investment company by such Act. Similarly, the Core Fund is not registered as an investment company." The costs and expenses we would incur to register and operate as an investment company, as well as the limitations placed on our operations, could have a material adverse impact on our operations and the investment return on our shares.

We have received an opinion from our counsel, Greenberg Traurig, LLP, dated June 25, 2008 that is based on certain assumptions and representations and taking into consideration our current assets and the percentage which could be deemed "investment securities," as of the date of the opinion, we were not an investment company.

If we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our investment in the Core Fund is subject to the risks described in this risk factor, as the Core Fund will need to operate in a manner to avoid qualifying as an investment company as well. If the Core Fund is required to register as an investment company, the extra costs and expenses and limitations on operations resulting from such as described above could adversely impact the Core Fund's operations, which would indirectly reduce the return on our shares and such registration also could adversely affect our status as an investment company.

The ownership limit in our charter may discourage a takeover attempt.

Our charter provides that no holder of shares, other than Hines, affiliates of Hines or any other person to whom our board of directors grants an exemption, may directly or indirectly own, as to any class or series of shares, more than 9.9% in value or in number, whichever is more restrictive, of the outstanding shares of such class or series of our outstanding securities. This ownership limit may deter tender offers for our common shares, which offers may be attractive to our shareholders and thus may limit the opportunity for shareholders to receive a premium for their common shares that might otherwise exist if an investor attempted to assemble a block of common shares in excess of these limits or otherwise to effect a change of control in us.

We will not be afforded the protection of the Maryland General Corporation Law relating to business combinations.

Provisions of the Maryland General Corporation Law prohibit business combinations unless prior approval of the board of directors is obtained before the person seeking the combination became an interested shareholder, with:

- any person who beneficially owns 10% or more of the voting power of our outstanding shares (an "interested shareholder");
- any of our affiliates who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding shares (also an "interested shareholder"); or
- an affiliate of an interested shareholder.

These prohibitions are intended to prevent a change of control by interested shareholders who do not have the support of our board of directors. Because our charter contains limitations on ownership of 9.9% or more of our common shares by a shareholder other than Hines or an affiliate of Hines, we opted out of the business combinations statute in our charter. Therefore, we will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in our charter will provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested shareholder.

Business and Real Estate Risks

Any indirect investment we make will be consistent with the investment objectives and policies described in this report and will, therefore, be subject to similar business and real estate risks. The Core Fund, which has investment objectives and policies similar to ours, is subject to many of the same business and real estate risks as we are.

For example, the Core Fund:

- may not have sufficient available funds to make distributions;
- is subject to risks as a result of joint ownership of real estate with Hines and other Hines programs or third parties;
- intends to use borrowings to partially fund acquisitions, which may result in foreclosures and unexpected debt-service requirements and indirectly negatively affect our ability to pay dividends to our shareholders;
- is also dependent upon Hines and its key employees for its success;
- also operates in a competitive business with competitors who have significant financial resources and operational flexibility;
- may not have funding or capital resources for future tenant improvements;
- depends on its tenants for its revenue and relies on certain significant tenants;
- is subject to risks associated with terrorism, uninsured losses and high insurance costs;
- will be affected by general economic and regulatory factors it cannot control or predict;
- will make illiquid investments and be subject to general economic and regulatory factors, including environmental laws, which it cannot control or predict; and
- will be subject to property taxes and operating expenses that may increase.

To the extent the operations and ability of the Core Fund, or any other entity through which we indirectly invest in real estate, to make distributions is adversely affected by any of these risks, our operations and ability to pay distributions to our shareholders will be adversely affected.

We are different in some respects from other programs sponsored by Hines, and therefore the past performance of such programs may not be indicative of our future results.

We are Hines' only publicly-offered investment program and one of Hines' first REITs. Hines' previous programs and investments were conducted through privately-held entities not subject to the up-front commissions, fees or expenses associated with our public offerings or all of the laws and regulations that govern us, including reporting requirements under the federal securities laws, and tax and other regulations applicable to REITs. A significant portion of Hines' other programs and investments also involve development projects. Although we are not prohibited from participating in development projects, we currently do not expect to participate in significant development activities. We are also the first program sponsored by Hines with investment objectives permitting the making and purchasing of loans and participations in loans, and Hines does not have significant experience making such investments.

The past performance of other programs sponsored by Hines may not be indicative of our future results and we may not be able to successfully operate our business and implement our investment strategy, which may be different in a number of respects from the operations previously conducted by Hines. Shareholders should not rely on the past performance of other programs or investments sponsored by Hines to predict or as an indication of our future performance.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

In the event that we have a concentration of properties in a particular geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area investment in the Company will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties. For example, based on our pro-rata share of the market value of the properties in which we owned interests as of December 31, 2008, approximately 12% of our portfolio consists of properties located in Los Angeles, 12% of our portfolio consists of properties located in Chicago and 10% of our portfolio consists of properties located in Houston. Consequently, our financial condition and ability to make distributions could be materially and adversely affected by any significant adverse developments in those markets or industries. Please see "Item 2. Properties — Market Concentration and — Industry Concentration."

Industry concentration of our tenants may make us particularly susceptible to adverse economic developments in these industries.

In the event we have a concentration of tenants in a particular industry, our operating results and ability to make distributions may be adversely affected by adverse developments in these industries and the company will be subject to a greater risk to the extent that our tenants are not diversified by industry. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Economic Update" in this report.

Delays in purchasing properties with proceeds received from our public offerings may result in a lower rate of return to investors.

We expect to continue to conduct public offerings on a "best efforts" basis. Our ability to locate and commit to purchase specific properties with the proceeds raised from public offerings will be partially dependent on our ability to raise sufficient funds for such acquisitions, which is difficult to predict. We may be substantially delayed in making investments due to delays in the sale of our common shares, delays in negotiating or obtaining the necessary purchase documentation, delays in locating suitable investments, the need to use offering proceeds to fund shareholder redemption requests or other factors. We expect to invest proceeds we receive from our public offerings in short-term, highly-liquid investments until we use such funds in our operations and we do not expect the income we earn on these temporary investments will be substantial. Therefore, delays in investing proceeds we raise from our public offerings could impact our ability to generate cash flow for distributions.

If we purchase assets at a time when the commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.

Over the last several years, the commercial real estate market attracted a substantial influx of capital from investors. This substantial flow of capital, combined with significant competition for real estate, resulted in inflated purchase prices for such assets. We and the Core Fund purchased assets in this environment, and therefore, we are subject to the risks that the value of assets acquired in that environment may not appreciate or may decrease significantly below the amount we paid for such assets. This could cause the value of our shareholders' investments in our Company to be lower. The appraisals obtained as of December 31, 2008 showed a reduced net asset value from the appraisals obtained as of March 31, 2008.

In our initial quarters of operations, distributions we paid to our shareholders were partially funded with advances or borrowings from our Advisor. We may use similar advances, borrowings, deferrals or waivers of fees from our Advisor or affiliates, or other sources in the future to fund distributions to our shareholders. We cannot assure shareholders that in the future we will be able to achieve cash flows necessary to repay such advances or borrowings and pay distributions at our historical per-share amounts, or to maintain distributions at any particular level, if at all.

We cannot assure shareholders that we will be able to continue paying distributions to our shareholders at our historical per-share amounts, or that the distributions we pay will not decrease or be eliminated in the future. In our initial quarters of operations, the distributions we received from the Core Fund and our net cash flow provided by or used in operating activities (before the payments of cash acquisition fees to our Advisor, which we fund with net offering proceeds) were insufficient to fund our distributions to shareholders and minority interests. As a result, our Advisor advanced funds to us to enable us to partially fund our distributions, and our Advisor has deferred, and in some cases forgiven, the reimbursement of such advances. As of December 31, 2008, other than with respect to amounts previously forgiven, we have reimbursed our Advisor for these advances. Our Advisor is under no obligation to advance funds to us in the future or to defer or waive fees in order to support our distributions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Cash Flows from Financing Activities — Distributions."

If our Advisor or its affiliates were to refuse to advance funds to cover our expenses or defer or waive fees in the future, our ability to pay distributions to our shareholders could be adversely affected, and we may be unable to pay distributions to our shareholders, or such distributions could decrease significantly. In addition, our Advisor, banks or other financing sources may make loans or advances to us in order to allow us to pay future distributions to our shareholders. The ultimate repayment of this liability could adversely impact our ability to pay distributions in future periods as well as potentially adversely impact the value of our shares. In addition, our Advisor or affiliates could choose to receive shares of our common stock or interests in the operating partnership in lieu of cash fees to which they are entitled, and the issuance of such securities may dilute the interest of our shareholders.

We may need to incur borrowings that would otherwise not be incurred to meet REIT minimum distribution requirements.

In order to maintain our qualification as a REIT, we are required to distribute to our shareholders at least 90% of our annual ordinary taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid (or deemed paid) by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years.

We expect our income, if any, to consist almost solely of our share of the Operating Partnership's income, and the cash available for the payment of distributions by us to our shareholders will consist of our share of cash distributions made by the Operating Partnership. As the general partner of the Operating Partnership, we will determine the amount of any distributions made by the Operating Partnership. However, we must consider a number of factors in making such distributions, including:

- the amount of the cash available for distribution;
- the impact of such distribution on other partners of the Operating Partnership;
- the Operating Partnership's financial condition;
- the Operating Partnership's capital expenditure requirements and reserves therefore; and
- the annual distribution requirements contained in the Code necessary to qualify and maintain our qualification as a REIT.

Differences in timing between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses when determining our taxable income, as well as the effect of nondeductible capital expenditures, the creation of reserves, the use of cash to purchase shares under our share redemption program or required debt amortization payments, could result in our having taxable income that exceeds cash available for distribution.

In view of the foregoing, we may be unable to meet the REIT minimum distribution requirements and/or avoid the 4% excise tax described above. In certain cases, we may decide to borrow funds in order to meet the REIT minimum distribution and/or avoid the 4% excise tax even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations.

We expect to acquire additional properties in the future, which could subject us to risks associated with owning and/or managing new properties.

We expect to acquire interests in additional properties in the future. We also expect that the Core Fund may acquire properties in the future. The acquisition of properties, or interests in properties by us or the Core Fund, will subject us to risks associated with owning and/or managing new properties, including tenant retention and tenant defaults of lease obligations. Specific examples of risks that could relate to acquisitions include:

- risks that investments will fail to perform in accordance with our expectations because of conditions or liabilities we did not know about at the time of acquisition;
- risks that projections or estimates we made with respect to the performance of the investments, the costs of operating or improving the properties or the effect of the economy or capital markets on the investments will prove inaccurate; and
- general investment risks associated with any real estate investment.

We are subject to risks as the result of joint ownership of real estate with other Hines programs and third parties.

We have invested in properties and assets jointly with other Hines programs and with other third parties. We may also purchase or develop properties in joint ventures or partnerships, co-tenancies or other co-ownership arrangements with Hines affiliates, the sellers of the properties, developers or similar persons. Joint ownership of properties, under certain circumstances, may involve risks not otherwise present with other methods of owing real estate. Examples of these risks include:

- the possibility that our partners or co-investors might become insolvent or bankrupt;
- that such partners or co-investors might have economic or other business interests or goals that are inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of the termination and liquidation of the venture;

- the possibility that we may incur liabilities as the result of actions taken by our partner or co-investor; or
- that such partners or co-investors may be in controlling positions and/or may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT.

Actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities. Under joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could result and this impasse could have an adverse impact on the operations and profitability of the joint venture.

If we have a right of first refusal or buy/sell right to buy out a co-venturer or partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Hines affiliates may also entail conflicts of interest.

Our ability to redeem all or a portion of our investment in the Core Fund is subject to significant restrictions.

The Core Fund will only redeem up to 10% of its outstanding interests during any calendar year and the managing general partner of the Core Fund may limit redemptions as a result of certain tax and other regulatory considerations. We may not be able to exit the Core Fund or liquidate all or a portion of our interest in the Core Fund. Please see the risk factor captioned "— If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption requirements, our investment in the Core Fund may be materially adversely affected" below.

If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption requirements, our investment in the Core Fund may be materially adversely affected.

The Core Fund co-owns several buildings together with certain independent pension plans and funds (the "Institutional Co-Investors") that are advised by General Motors Investment Management Corporation (the "Institutional Co-Investor Advisor"). Each entity formed to hold these buildings is required to redeem the interests held by the Institutional Co-Investors in such entity at dates ranging from March 22, 2010 to May 1, 2019. Additionally, the Institutional Co-Investor Advisor is entitled to co-investment rights for real estate assets in which the Core Fund invests. For each asset in which Institutional Co-Investors acquire interests pursuant to the Institutional Co-Investor Advisor's co-investment rights, the Core Fund will establish a three-year period ending no later than the twelfth anniversary of the date the asset is acquired during which the entity through which those Institutional Co-Investors co-invest in such asset will redeem such Institutional Co-Investors' interests in such entity, unless the Institutional Co-Investors elect to extend such period. The Institutional Co-Investor Advisor also has certain buy/sell rights in entities in which the Institutional Co-Investors have co-invested with the Core Fund. Additionally, certain other investors in the Core Fund have rights to seek redemption of their interest in the Core Fund under certain circumstances.

We cannot assure our shareholders that the Core Fund will have capital available on favorable terms or at all to fund the redemption of the Institutional Co-Investors' interest under these circumstances. If the Core Fund is not able to raise additional capital to meet such mandatory redemption requirements, the Core Fund may be required to sell assets that it would otherwise elect to retain or sell assets or otherwise raise capital on less than favorable terms or at a time when it would not otherwise do so. If the Core Fund is forced to sell any of its assets under such circumstances, the disposition of such assets could materially adversely impact the

Core Fund's operations and ability to make distributions to us and, consequently, our investment in the Core Fund.

If we invest in a limited partnership as a general partner, we could be responsible for all liabilities of such partnership.

In some joint ventures or other investments we may make, if the entity in which we invest is a limited partnership, we may acquire all or a portion of our interest in such partnership as a general partner. As a general partner, we could be liable for all the liabilities of such partnership. Additionally, we may acquire a general partner interest in the form of a non-managing general partner interest. For example, our interest in the Core Fund is in the form of a non-managing general partner interest. As a non-managing general partner, we are potentially liable for all liabilities of the partnership without having the same rights of management or control over the operation of the partnership as the managing general partner. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may far exceed the amount or value of investment we initially made or then had in the partnership.

Because of our inability to retain earnings, we will rely on debt and equity financings for acquisitions. If we do not have sufficient capital resources from such financings, our growth may be limited.

In order to maintain our qualification as a REIT, we are required to distribute to our shareholders at least 90% of our annual ordinary taxable income. This requirement limits our ability to retain income or cash flow from operations to finance the acquisition of new investments. We will explore acquisition opportunities from time to time with the intention of expanding our operations and increasing our profitability. We anticipate that we will use debt and equity financing for such acquisitions because of our inability to retain significant earnings. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new investments and expand our operations will be adversely affected.

Our use of borrowings to partially fund acquisitions and improvements on properties could result in foreclosures and unexpected debt service expenses upon refinancing, both of which could have an adverse impact on our operations and cash flow.

We intend to rely in part on borrowings under our credit facilities and other external sources of financing to fund the costs of new investments, capital expenditures and other items. Accordingly, we are subject to the risk that our cash flow will not be sufficient to cover required debt service payments.

If we cannot meet our required debt obligations, the property or properties subject to indebtedness could be foreclosed upon by, or otherwise transferred to, our lender, with a consequent loss of income and asset value to the Company. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we may not receive any cash proceeds. Additionally, we may be required to refinance our debt subject to "lump sum" or "balloon" payment maturities on terms less favorable than the original loan or at a time we would otherwise prefer to not refinance such debt. A refinancing on such terms or at such times could increase our debt service payments, which would decrease the amount of cash we would have available for operations, new investments and distribution payments.

We have acquired and may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We have acquired and may acquire various financial instruments for purposes of reducing our risks. Use of derivative instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the asset being hedged. Use of hedging activities may not prevent significant losses and could increase the loss to our company. Further, hedging transactions may reduce cash available for distribution to our shareholders.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

The Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank, which amount will be reduced to $100,000 effective January 1, 2010. We currently have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose any amount of our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Our success will be dependent on the performance of Hines as well as key employees of Hines.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of Hines and its affiliates as well as key employees of Hines in the discovery and acquisition of investments, the selection of tenants, the determination of any financing arrangements, the management of our assets and operation of our day-to-day activities. Our board of directors and our Advisor have broad discretion when identifying, evaluating and making investments with the proceeds of our public offerings.

Our shareholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our acquisitions. We will rely on the management ability of Hines and the oversight of our board of directors as well as the management of any entities or ventures in which we invest. If Hines or its affiliates (or any of their key employees) suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, the ability of Hines and its affiliates to allocate time and/or resources to our operations may be adversely affected. If Hines is unable to allocate sufficient resources to oversee and perform our operations for any reason, our results of operations would be adversely impacted. The Core Fund is also managed by an affiliate of Hines. Its performance and success is also dependent on Hines and the Core Fund is likewise subject to these risks.

We operate in a competitive business, and many of our competitors have significant resources and operating flexibility, allowing them to compete effectively with us.

Numerous real estate companies that operate in the markets in which we operate or may operate in the future will compete with us in acquiring office and other properties and obtaining creditworthy tenants to occupy such properties. Such competition could adversely affect our business. There are numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors that will compete with us in seeking investments and tenants for properties. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or lower our occupancy rates and the rent we may charge tenants.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space.

We expect that rental income from real property will, directly or indirectly, constitute substantially all of our income. The inability of a single major tenant or a number of smaller tenants to meet their rental obligations could adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing mortgages we may own. Tenants may have the right to terminate their leases upon the occurrence of certain customary events of default and, in other circumstances, may not renew their leases or, because of market conditions, may be able to renew their leases on terms that are less favorable to us than the terms of the current leases.

The weakening of the financial condition of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases, may adversely affect our operations.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

The bankruptcy or insolvency of a major tenant may adversely impact our operations and our ability to pay distributions.

The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on our income and our ability to pay dividends. Generally, under bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

Unfavorable changes in economic conditions could adversely impact occupancy or rental rates

Unfavorable economic conditions may significantly affect office building occupancy or rental rates. Declining or lower occupancies and rental rates in the markets in which we operate, in turn, may have a material adverse impact on our cash flows, operating results and carrying value of investment property. The risks that may affect conditions in these markets include the following:

- Changes in the national, regional and local economic climates;
- Local conditions, such as an oversupply of office space or a reduction in demand for office space in the area;
- Economic downturns which simultaneously affect more than one of our geographical markets;
- Increased operating costs, if these costs cannot be passed through to tenants.

National, regional and local economic climates may be adversely affected should population or job growth slow. To the extent either of these conditions occurs in the markets in which we operate, market rents will likely be affected. We could also face challenges related to adequately managing and maintaining our properties, should we experience increased operating costs. As a result, we may experience a loss of rental revenues, which may adversely affect our results of operations and our ability to satisfy our financial obligations and to pay distributions to our shareholders.

Uninsured losses relating to real property may adversely impact the value of our portfolio.

We attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses, generally catastrophic in nature, which are uninsurable, are not economically insurable or are only insurable subject to limitations. Examples of such catastrophic events include acts of war or terrorism, earthquakes, floods, hurricanes and pollution or environmental matters. We may not have adequate coverage in the event we or our buildings suffer casualty losses. If we do not have adequate insurance coverage, the value of our assets will be reduced as the result of, and to the extent of, any such uninsured losses. Additionally, we may not have access to capital resources to repair or reconstruct any uninsured damage to a property.

We may be unable to obtain desirable types of insurance coverage at a reasonable cost, if at all, and we may be unable to comply with insurance requirements contained in mortgage or other agreements due to high insurance costs.

We may not be able either to obtain certain desirable types of insurance coverage, such as terrorism insurance, or to obtain such coverage at a reasonable cost in the future, and this risk may inhibit our ability to finance or refinance debt secured by our properties. Additionally, we could default under debt or other agreements if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with covenants relating to the insurance we are required to maintain under such agreements. In such instances, we may be required to self-insure against certain losses or seek other forms of financial assurance.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and an investment in our shares. Such attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Hines has historically owned and managed office properties, generally in major metropolitan or suburban areas. We have also invested and expect that we will continue to invest in such properties. For example, the Core Fund owns interests in properties located in New York City and Washington, D.C. We and the Core Fund also own properties in the central business districts of other major metropolitan cities. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. We intend to obtain terrorism insurance, but the terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. Terrorism insurance may not be available at a reasonable price or at all.

The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or our shareholders' investment.

More generally, any of these events could result in increased volatility in or damage to, the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Our revenues will be dependent upon payment of rent by tenants, which may be particularly vulnerable to uncertainty in the local economy. Adverse economic conditions could affect the ability of our tenants to pay rent, which could have a material adverse effect on our operating results and financial condition, as well as our ability to pay distributions to our shareholders.

Our operations will be directly affected by general economic and regulatory factors we cannot control or predict.

Risks of investing in real estate include the possibility that our properties could further decrease in value or will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or available through investments in comparable real estate or other investments. A significant number of the properties in which we own an interest and expect to acquire are office buildings located in major metropolitan or suburban areas. These types of properties, and the tenants that lease space in such properties, may be impacted to a greater extent by a national economic slowdown or disruption when compared to other types of properties such as residential and retail properties.

The following factors may affect income from such properties, our ability to sell properties and yields from investments in properties and are generally outside of our control:

- conditions in financial markets and general economic conditions;
- terrorist attacks and international instability;
- natural disasters and acts of God;
- over-building;
- adverse national, state or local changes in applicable tax, environmental or zoning laws; and
- a taking of any of our properties by eminent domain.

Volatility in debt markets could impact future acquisitions and values of real estate assets potentially reducing cash available for distribution to our shareholders.

The commercial real estate debt markets have recently been adversely affected by certain factors including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold Collateralized Mortgage Backed Securities in the market. Additionally, the deteriorating economic environment continues to have an adverse impact on real estate fundamentals which has led to declining property values. These factors, among others, have resulted in lenders decreasing the availability of debt financing as well as increasing the cost of debt financing. As our existing debt is either fixed rate debt or floating rate debt with a fixed spread over LIBOR, we do not believe that our current portfolio is materially impacted by the current debt market environment. However, should the reduced availability of debt and/or the increased cost of borrowings continue, either by increases in the index rates or by increases in lender spreads, we will need to include such factors in the economics of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution.

In addition, the state of debt markets have had an impact on the overall amount of capital investing in real estate which has resulted in price or value decreases of real estate assets. Although this may benefit us for future acquisitions, it has negatively impacted the current value of our existing assets and could make it more difficult for us to sell any of our investments if we were to determine to do so.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our shareholders may be limited.

Equity real estate investments are relatively illiquid. We will have a limited ability to vary our portfolio in response to changes in economic or other conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs such as share redemptions. We expect to generally hold a property for the long term. When we sell any of our properties, we may not realize a gain on such sale or the amount of our taxable gain could exceed the cash proceeds we receive from such sale. We may not distribute any proceeds from the sale of properties to our shareholders; for example, we may use such proceeds to:

- purchase additional properties;
- repay debt;
- buy out interests of any co-venturers or other partners in any joint venture in which we are a party;
- purchase shares under our share redemption program;
- fund distributions;
- create working capital reserves; or
- make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our other properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to avoid such characterization and to take advantage of certain safe harbors under the Code, we may determine to hold our properties for a minimum period of time, generally two years.

Potential liability as the result of, and the cost of compliance with, environmental matters could adversely affect our operations.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

While we invest primarily in institutional-quality office properties, we may also invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties are more likely to contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Leasing properties to tenants that engage in industrial, manufacturing, and commercial activities will cause us to be subject to increased risk of liabilities under environmental laws and regulations. The presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Environmental laws also may impose restrictions on the manner in which properties may be used or businesses may be operated, and these restrictions may require expenditures. Such laws may be amended so as to require compliance with stringent standards which could require us to make unexpected substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. We may be potentially liable for such costs in connection with the acquisition and ownership of our properties in the United States. In addition, we may invest in properties located in countries that have adopted laws or observe environmental management standards that are less stringent than those generally followed in the United States, which may pose a greater risk that releases of hazardous or toxic substances have occurred to the environment. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating any contaminated property could be substantial and require a material portion of our cash flow.

All of our properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. We anticipate that most of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space. If we purchase residential properties, the leases for such properties typically will not allow us to pass through real estate taxes and other taxes to residents of such properties. Consequently, any tax increases may adversely affect our results of operations at such properties.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties are generally expected to be subject to the Americans with Disabilities Act of 1990 (the "ADA"). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We attempt to acquire properties that comply with the ADA or place the burden on the seller or other third-party, such as a tenant, to ensure compliance with the ADA. However, we may not be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for ADA compliance may affect cash available for distributions and the amount of distributions to our shareholders.

If we set aside insufficient working capital reserves, we may be required to defer necessary or desirable property improvements.

If we do not establish sufficient reserves for working capital to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, it may be more difficult for us to attract or retain tenants to such properties or the amount of rent we are able to charge at such properties may decrease.

We are subject to additional risks from our international investments.

We own a mixed-use office and retail complex in Toronto, Ontario and have direct and indirect interests in four industrial properties in Brazil. We may purchase additional properties located outside the United States and may make or purchase loans or participations in loans secured by property located outside the United States. These investments may be affected by factors peculiar to the laws and business practices of the jurisdictions in which the properties are located. These laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments pose the following risks:

- the burden of complying with a wide variety of foreign laws, including:
  - changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws; and
  - existing or new laws relating to the foreign ownership of real property or mortgages and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;
- the potential for expropriation;
- possible currency transfer restrictions;
- imposition of adverse or confiscatory taxes;
- changes in real estate and other tax rates and changes in other operating expenses in particular countries;
- possible challenges to the anticipated tax treatment of the structures that allow us to acquire and hold investments;
- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;
- the willingness of domestic or foreign lenders to make mortgage loans in certain countries and changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- general political and economic instability in certain regions;
- the potential difficulty of enforcing obligations in other countries; and
- Hines' limited experience and expertise in foreign countries relative to its experience and expertise in the United States.

Investments in properties outside the United States may subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Our investments outside the United States are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins and distributions and may also affect the book value of our assets and the amount of shareholders' equity.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

As with our office properties, we are subject to the risk that tenants of our retail properties may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

If we make or invest in loans, our loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our loan investments.

If we make or invest in loans, we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. With respect to loans secured by real property, we will not know whether the values of the properties securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans.

If we make or invest in loans, our loans will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates as well as the value of the mortgage loans in the event we sell the loans.

If we invest in fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid, because we may not be able to make new loans at the previously higher interest rate. If we invest in variable interest rate loans, if interest rates decrease, our revenues will likewise decrease. Finally, if interest rates increase, the value of loans we own at such time would decrease which would lower the proceeds we would receive in the event we sell such assets.

Delays in liquidating defaulted loans could reduce our investment returns.

If there are defaults under our loans secured by real property, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the secured property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

We may make or invest in mezzanine loans, which involve greater risks of loss than senior loans secured by real properties.

We may make or invest in mezzanine loans that generally take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. These types of investments involve a higher degree of risk than long-term senior mortgage loans secured by real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our mezzanine loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than traditional mortgage loans, resulting in less equity in the real property and increasing our risk of loss of principal.

Our investment policies may change without shareholder approval, which could not only alter the nature of your investment but also subject your investment to new and additional risks.

Except as otherwise provided in our organizational documents, our investment policies and the methods of implementing our investment objectives and policies may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our shareholders. We may invest in different property types and/or use different structures to make such investments than we have historically. Please see "— We will be subject to risks as the result of joint ownership of real estate with other Hines programs or third parties." As a result, the nature of your investment could change indirectly without your consent and become subject to risks not described in this report.

Potential Conflicts of Interest Risks

We compete with affiliates of Hines for real estate investment opportunities. Some of these affiliates have preferential rights to accept or reject certain investment opportunities in advance of our right to accept or reject such opportunities. Many of the preferential rights we have to accept or reject investment opportunities are subordinate to the preferential rights of at least one affiliate of Hines.

Hines has existing programs with investment objectives and strategies similar to ours. Because we compete with these entities for investment opportunities, Hines faces conflicts of interest in allocating investment opportunities between us and these other entities. We have limited rights to specific investment opportunities located by Hines. Some of these entities have a priority right over other Hines entities, including us, to accept investment opportunities that meet certain defined investment criteria. For example, the Core Fund and other entities sponsored by Hines have the right to accept or reject investments in office properties located in the United States before we have the right to accept such opportunities. Because we and other Hines entities intend to invest primarily in such properties and rely on Hines to present us with investment opportunities, these rights will reduce our investment opportunities. We therefore may not be able to accept, or we may only invest indirectly with or through another Hines affiliated-entity in, certain investments we otherwise would make directly. To the extent we invest in opportunities with another entity affiliated with Hines, we may not have the control over such investment we would otherwise have if we owned all of or otherwise controlled such assets. Please see "— Business and Real Estate Risks — We will be subject to risks as the result of joint ownership of real estate with other Hines programs or third parties" above.

Other than the rights described in the "Conflicts of Interest — Investment Opportunity Allocation Procedure" section of our current prospectus, we do not have rights to specific investment opportunities located by Hines. In addition, our right to participate in the allocation process described in such section will terminate once we have fully invested the proceeds of our Third Offering or if we are no longer advised by an affiliate of Hines. For investment opportunities not covered by the allocation procedure described herein, Hines will decide in its discretion, subject to any priority rights it grants or has granted to other Hines-managed or otherwise affiliated programs, how to allocate such opportunities among us, Hines and other programs or entities sponsored or managed by or otherwise affiliated with Hines. Because we do not have a right to accept or reject any investment opportunities before Hines or one or more Hines affiliates have the right to accept such opportunities, and are otherwise subject to Hines' discretion as to the investment opportunities we will receive, we may not be able to review and/or invest in opportunities which we would otherwise pursue if we were the only program sponsored by Hines or had a priority right in regard to such investments. We are subject to the risk that, as a result of the conflicts of interest between Hines, us and other entities or programs sponsored or managed by or affiliated with Hines, and the priority rights Hines has granted or may in the future grant to any such other entities or programs, we may not be offered favorable investment opportunities located by Hines when it would otherwise be in our best interest to accept such investment opportunities and our results of operations and ability to pay distributions may be adversely impacted thereby.

We may compete with other entities affiliated with Hines for tenants.

Hines and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, management, leasing or sale of real estate projects. Hines or its affiliates own and/or manage properties in most if not all geographical areas in which we own or expect to acquire interests in real estate assets. Therefore, our properties compete for tenants with other properties owned and/or managed by Hines and its affiliates. Hines may face conflicts of interest when evaluating tenant opportunities for our properties and other properties owned and/or managed by Hines and its affiliates and these conflicts of interest may have a negative impact on our ability to attract and retain tenants.

Employees of the Advisor and Hines will face conflicts of interest relating to time management and allocation of resources and investment opportunities.

We do not have employees. Pursuant to a contract with Hines, the Advisor relies on employees of Hines and its affiliates to manage and operate our business. Hines is not restricted from acquiring, developing, operating, managing, leasing or selling real estate through entities other than us and Hines will continue to be actively involved in real estate operations and activities other than our operations and activities. Hines currently controls and/or operates other entities that own properties in many of the markets in which we will seek to invest. Hines spends a material amount of time managing these properties and other assets unrelated to our business. Our business may suffer as a result because we lack the ability to manage it without the time and attention of Hines' employees.

Hines and its affiliates are general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours. Because Hines and its affiliates have interests in other real estate programs and also engage in other business activities, they may have conflicts of interest in allocating their time and resources among our business and these other activities. Our officers and directors, as well as those of the Advisor, own equity interests in entities affiliated with Hines from which we may buy properties. These individuals may make substantial profits in connection with such transactions, which could result in conflicts of interest. Likewise, such individuals could make substantial profits as the result of investment opportunities allocated to entities affiliated with Hines other than us. As a result of these interests, they could pursue transactions that may not be in our best interest. Also, if Hines suffers financial or operational problems as the result of any of its activities, whether or not related to our business, its ability to operate our business could be adversely impacted. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or desirable.

Hines may face conflicts of interest if it sells properties it acquires or develops to us.

We have acquired, and may in the future acquire properties from Hines and affiliates of Hines. Likewise, the Core Fund has acquired, and may in the future acquire, properties from Hines and affiliates of Hines. We may acquire properties Hines currently owns or hereafter acquires from third parties. Hines may also develop properties and then sell the completed properties to us. Similarly, we may provide development loans to Hines in connection with these developments. Hines, its affiliates and its employees (including our officers and directors) may make substantial profits in connection with such transactions. Hines may owe fiduciary and/or other duties to the selling entity in these transactions and conflicts of interest between us and the selling entities could exist in such transactions. Because we are relying on Hines, these conflicts could result in transactions based on terms that are less favorable to us than we would receive from a third party.

Hines may face a conflict of interest when determining whether we should dispose of any property we own that is managed by Hines because Hines may lose fees associated with the management of the property.

We expect that Hines will manage most, if not all, of the properties we acquire directly as well as most, if not all, of the properties in which we acquire an indirect interest as a result of investments in Hines affiliated entities such as the Core Fund. Because Hines receives significant fees for managing these properties, it may face a conflict of interest when determining whether we should sell properties under circumstances where Hines would no longer manage the property after the transaction. As a result of this conflict of interest, we may not dispose of properties when it would be in our best interests to do so.

Hines may face conflicts of interest in connection with the management of our day-to-day operations and in the enforcement of agreements between Hines and its affiliates.

Hines and the Advisor manage our day-to-day operations and properties pursuant to property management agreements and an advisory agreement. These agreements were not negotiated at arm's length and certain fees payable by us under such agreements are paid regardless of our performance. Hines and its affiliates may be in a conflict of interest position as to matters relating to these agreements. Examples include the computation of fees and reimbursements under such agreements, the enforcement and/or termination of the agreements and the priority of payments to third parties as opposed to amounts paid to affiliates of Hines. These fees may be higher than fees charged by third parties in an arm's-length transaction as a result of these conflicts.

Certain of our officers and directors face conflicts of interest relating to the positions they hold with other entities.

Certain of our officers and directors are also officers and directors of the Advisor and other entities controlled by Hines such as the managing general partner of the Core Fund. Some of these entities may compete with us for investment and leasing opportunities. These personnel owe fiduciary duties to these other entities and their security holders and these duties may from time to time conflict with the fiduciary duties such individuals owe to us and our shareholders. For example, conflicts of interest adversely affecting our investment decisions could arise in decisions or activities related to:

- the allocation of new investments among us and other entities operated by Hines;
- the allocation of time and resources among us and other entities operated by Hines;
- the timing and terms of the investment in or sale of an asset;
- investments with Hines and affiliates of Hines;
- the compensation paid to our Advisor; and
- our relationship with Hines in the management of our properties.

These conflicts of interest may also be impacted by the fact that such individuals may have compensation structures tied to the performance of such other entities controlled by Hines and these compensation structures may potentially provide for greater remuneration in the event an investment opportunity is presented to a Hines affiliate rather than us.

Our officers and directors have limited liability.

Generally, we are obligated under our charter and the bylaws to indemnify our officers and directors against certain liabilities incurred in connection with their services. We have also executed indemnification agreements with each officer and director and agreed to indemnify them for any such liabilities that they incur. These indemnification agreements, as well as the indemnification provisions in our charter and bylaws could limit our ability and the ability of our shareholders to effectively take action against our officers and directors arising from their service to us. In addition, there could be a potential reduction in distributions resulting from our payment of premiums associated with insurance or payments of a defense settlement or claim.

Our UPREIT structure may result in potential conflicts of interest.

Persons holding OP Units have the right to vote on certain amendments to the Agreement of Limited Partnership of the Operating Partnership, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our shareholders. As general partner of the Operating Partnership, we will be obligated to act in a manner that is in the best interest of all partners of the Operating Partnership. Circumstances may arise in the future when the interests of limited partners in the Operating Partnership may conflict with the interests of our shareholders.

Tax Risks

If we fail to qualify as a REIT, our operations and our ability to pay distributions to our shareholders would be adversely impacted.

We believe we qualify as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

Investments in foreign real property may be subject to foreign currency gains and losses. Foreign currency gains may not be qualifying income for purposes of the REIT income requirements. To reduce the risk of foreign currency gains adversely affecting our REIT qualification, we may be required to defer the repatriation of cash from foreign jurisdictions or to employ other structures that could affect the timing, character or amount of income we receive from our foreign investments. No assurance can be given that we will be able to manage our foreign currency gains in a manner that enables us to qualify as a REIT or to avoid U.S. federal and other taxes on our income as a result of foreign currency gains.

If we were to fail to qualify as a REIT in any taxable year:

- we would not be allowed to deduct our distributions to our shareholders when computing our taxable income;
- we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;
- our cash available for distribution would be reduced and we would have less cash to distribute to our shareholders; and
- we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification.

If the Operating Partnership is classified as a "publicly traded partnership" under the Code, our operations and our ability to pay distributions to our shareholders could be adversely affected.

We structured the Operating Partnership so that it would be classified as a partnership for federal income tax purposes. In this regard, the Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Code would classify the Operating Partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or redemption of partnership units in the Operating Partnership. Please see "— If we fail to qualify as a REIT, our operations and ability to pay distributions to our shareholders would be adversely impacted" above. In addition, the imposition of a corporate tax on the Operating Partnership would reduce our amount of cash available for distribution to our shareholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common shares nor gain from the sale of common shares should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common shares may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, we are required to rely on a special look through rule for purposes of meeting one of the REIT stock ownership tests, and we are not operated in such a manner as to otherwise avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax exempt investor with respect to our common shares would constitute unrelated business taxable income if such investor incurs debt in order to acquire the common shares; and
- part or all of the income or gain recognized with respect to our common shares by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

Investors may realize taxable income without receiving cash distributions.

If shareholders participate in the dividend reinvestment plan, they will be required to take into account, in computing their taxable income, ordinary and capital gain distributions allocable to shares they own, even though they receive no cash because such distributions are reinvested. In addition, the difference between the public offering price of our shares and the amount paid for shares purchased pursuant to our dividend reinvestment plan may be deemed to be taxable as income to participants in the plan.

Foreign investors may be subject to FIRPTA tax on sale of common shares if we are unable to qualify as a "domestically controlled" REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our shareholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our common shares would be subject to FIRPTA tax, unless our common shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common shares.

In certain circumstances, we may be subject to federal and state income taxes as a REIT or other state or local income taxes, which would reduce our cash available to pay distributions to our shareholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid paying federal income tax and/or the 4% excise tax that generally applies to income retained by a REIT. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our shareholders would be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the Operating Partnership or at the level of the other companies through which we indirectly own our assets.

Entities through which we hold foreign real estate investments will, in most cases, be subject to foreign taxes, notwithstanding our status as a REIT.

Even if we maintain our status as a REIT, entities through which we hold investments in assets located outside the United States will, in most cases, be subject to income taxation by jurisdictions in which such assets are located. Our cash available for distribution to our shareholders will be reduced by any such foreign income taxes.

Recently enacted tax legislation may make REIT investments comparatively less attractive than investments in other corporate entities.

Under recently enacted tax legislation, the tax rate applicable to qualifying corporate dividends received by individuals prior to 2009 has been reduced to a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) paid by us to individual investors will generally be subject to the tax rates that are otherwise applicable to ordinary income which currently are as high as 35%. This law change may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other corporate entities which pay distributions that are not formed as REITs.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

As of December 31, 2008, we owned direct and indirect investments in 59 properties. These properties consisted of 45 U.S. office properties, one mixed-use office and retail complex in Toronto, Ontario, one industrial property in Dallas, Texas, four industrial properties in Brazil and a portfolio of eight grocery-anchored shopping centers located throughout the United States. These properties contain, in the aggregate, 30.7 million square feet of leasable space, and we believe each property is suitable for its intended purpose. The following tables provide summary information regarding the properties in which we owned interests as of December 31, 2008.

Direct Investments

Property	City	Date Acquired/ Acquisition Cost	Leasable Square Feet	Percent Leased	Our Effective Ownership(1)
321 North Clark	Chicago, Illinois	04/2006; $247.3	885,664	99%	100%
Distribution Park Araucaria	Curitiba, Brazil	12/2008; $32.7(2)	459,587	100%	100%
Citymark	Dallas, Texas	08/2005; $27.8	220,079	96%	100%
4055/4055 Corporate Drive	Dallas, Texas	05/2008; $42.8	643,429	100%	100%
JPMorgan Chase Tower	Dallas, Texas	11/2007; $289.6	1,247,782	89%	100%
345 Inverness Drive	Denver, Colorado	12/2008; $25.7	175,287	100%	100%
Arapahoe Business Park	Denver, Colorado	12/2008; $40.8	309,450	93%	100%
Raytheon/DIRECTV Buildings	El Segundo, California	03/2008; $120.0	550,579	100%	100%
Watergate Tower IV	Emeryville, California	12/2006; $144.9	344,433	100%	100%
Williams Tower	Houston, Texas	05/2008; $271.5	1,480,623	95%	100%
2555 Grand	Kansas City, Missouri	02/2008; $155.8	595,607	100%	100%
One Wilshire	Los Angeles, California	08/2007; $287.0	661,553	99%	100%
3 Huntington Quadrangle	Melville, New York	07/2007; $87.0	407,731	87%	100%
Airport Corporate Center	Miami, Florida	01/2006; $156.8	1,021,397	90%	100%
Minneapolis Office/Flex Portfolio	Minneapolis, Minnesota	09/2007; $87.0	766,039	85%	100%
3400 Data Drive	Rancho Cordova, California	11/2006; $32.8	149,703	100%	100%
Daytona Buildings	Redmond, Washington	12/2006; $99.0	251,313	100%	100%
Laguna Buildings	Redmond, Washington	01/2007; $118.0	464,701	100%	100%
1515 S Street	Sacramento, California	11/2005; $66.6	348,881	99%	100%
1900 and 2000 Alameda	San Mateo, California	06/2005; $59.8	253,141	95%	100%
Distribution Park Elouveira	Sao Paolo, Brazil	12/2008; $40.4(2)	534,794	100%	100%
Distribution Park Vinhedo	Sao Paolo, Brazil	12/2008; $41.8(2)	609,474	100%	100%
Seattle Design Center	Seattle, Washington	06/2007; $56.8	390,684	89%	100%
5th and Bell	Seattle, Washington	06/2007; $72.2	197,135	100%	100%
Atrium on Bay	Toronto, Ontario	02/2007; $215.5(3)	1,077,961	98%	100%
Total for Directly-Owned Properties			14,047,027	95%	
Indirect Investments					
Core Fund					
One Atlantic Center	Atlanta, Georgia	07/2006; $305.0	1,100,312	82%	23.27%
The Carillon Building	Charlotte, North Carolina	07/2007; $140.0	470,942	97%	23.27%
Charlotte Plaza	Charlotte, North Carolina	06/2007; $175.5	625,026	96%	23.27%
One North Wacker	Chicago, Illinois	03/2008; $540.0	1,373,754	98%	23.27%
Three First National Plaza	Chicago, Illinois	03/2005; $245.3	1,420,118	92%	18.62%
333 West Wacker	Chicago, Illinois	04/2006; $223.0	845,210	94%	18.57%
One Shell Plaza	Houston, Texas	05/2004; $228.7	1,230,395	100%	11.64%
Two Shell Plaza	Houston, Texas	05/2004; $123.1	565,467	97%	11.64%
425 Lexington Avenue	New York, New York	08/2003; $358.6	700,034	100%	11.67%
499 Park Avenue	New York, New York	08/2003; $153.1	288,722	100%(9)	11.67%
600 Lexington Avenue	New York, New York	02/2004; $91.6	285,605	93%	11.67%
Renaissance Square	Phoenix, Arizona	12/2007; $270.9	965,508	89%	23.27%
Riverfront Plaza	Richmond, Virginia	11/2006; $277.5	951,421	100%	23.27%

Property	City	Date Acquired/ Acquisition Cost	Leasable Square Feet	Percent Leased	Our Effective Ownership(1)
Johnson Ranch Corporate Centre	Roseville, California	05/2007;(4)	179,990	64%	18.57%
Roseville Corporate Center	Roseville, California	05/2007;(4)	111,418	91%	18.57%
Summit at Douglas Ridge	Roseville, California	05/2007;(4)	185,128	78%	18.57%
Olympus Corporate Centre	Roseville, California	05/2007;(4)	191,494	40%	18.57%
Douglas Corporate Center	Roseville, California	05/2007;(4)	214,606	78%	18.57%
Wells Fargo Center	Sacramento, California	05/2007;(4)	502,365	98%	18.57%
525 B Street	San Diego, California	08/2005; $116.3	446,737	81%	23.27%
The KPMG Building	San Francisco, California	09/2004; $148.0	379,328	100%	23.27%
101 Second Street	San Francisco, California	09/2004; $157.0	388,370	91%(10)	23.27%
720 Olive Way	Seattle, Washington	01/2006; $83.7	300,710	94%	18.57%
1200 19th Street	Washington, D.C.	08/2003; $69.4	328,154(5)	28%	11.67%
Warner Center	Woodland Hills, California	10/2006; $311.0	808,274	90%	18.57%
Total for Core Fund Properties			14,859,088	91%(11)	
Grocery-Anchored Portfolio					
Bellaire Boulevard Center	Bellaire, Texas	11/2008;(6)	35,081	100%	70%
Champions Village	Houston, Texas	11/2008;(6)	404,820	92%	70%
King's Crossing	Kingwood, Texas	11/2008;(6)	126,397	97%	70%
Oak Park Village	San Antonio, Texas	11/2008;(6)	64,287	100%	70%
Cherokee Plaza	Atlanta, Georgia	11/2008;(6)	99,751	100%	70%
University Palms Shopping Center	Oviedo, Florida	11/2008;(6)	99,172	99%	70%
Commons at Dexter Lakes	Memphis, Tennessee	11/2008;(6)	228,496	92%	70%
Mendenhall Commons	Memphis, Tennessee	11/2008;(6)	79,871	97%	70%
Total for Grocery-Anchored Portfolio			1,137,875	95%	
Other					
Distribution Park Rio(7)	Rio de Janeiro, Brazil	07/2007; $53.7(8)	693,115	99%	50%
Total for All Properties			30,737,105	93%(12)	

(1) This percentage shows the effective ownership of the Operating Partnership in the properties listed. On December 31, 2008, Hines REIT owned a 97.3% interest in the Operating Partnership as its sole general partner. Affiliates of Hines owned the remaining 2.7% interest in the Operating Partnership. In addition, we owned an approximate 28.7% non-managing general partner interest in the Core Fund as of December 31, 2008. The Core Fund does not own 100% of its properties; its ownership interest in its properties ranges from 40.6% to 81.1%.

(2) These three properties were purchased in a single transaction for an aggregate purchase price of 269.9 million BRL. These amounts were translated using the currency exchange rate in effect as of the date of acquisition.

(3) This amount was converted from 250.0 million CAD using the currency exchange rate in effect as of the date of acquisition.

(4) These properties were purchased as part of a portfolio that included six properties for a purchase price of $490.2 million.

(5) This square footage amount includes three floors which are being added to the building and are currently under construction. The construction is expected to be completed in April 2009.

(6) These properties were purchased as part of a portfolio that included eight properties for a purchase price of $205.1 million.

(7) We own a 50% indirect interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil, through a joint venture with Hines Calpers Brazil ("HCB"), an affiliate of Hines. We formed the joint venture in June 2007 with an initial investment of $28.9 million.

(8) This amount was converted from 103.7 million BRL using the currency exchange rate in effect as of the date of acquisition.

(9) On December 16, 2008, Dreier LLP, a law firm tenant that leased 101,604 square feet of space at 499 Park Avenue, filed for bankruptcy. On February 18, 2009, the U.S. Bankruptcy court rejected the lease effective January 31, 2009, thus terminating the lease. This tenant has stopped paying rent and will have completely vacated this space by the end of March 2009. However, the leased percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Dreier space was treated as vacant, the percentage leased at this property would have been approximately 65% as of December 31, 2008.

(10) On October 28, 2008, a law firm tenant that leased 145,158 square feet of space at 101 Second Street, Thelen LLP, dissolved its business. Thelen LLP ceased paying rent after October 31, 2008 and has vacated the space. In connection with its wind-up and dissolution on January 10, 2009, Thelen agreed to a new short-term lease and is occupying two floors, or 37,592 square feet of space, through March 31, 2009 (after which it is expected to completely vacate the space). However, the leasing percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Thelen space was treated as vacant, the percentage leased at this property would have been approximately 54% as of December 31, 2008.

(11) Assuming the changes described in notes 9 and 10 above, the Core Fund's properties would have been approximately 90% leased as of December 31, 2008.

(12) This amount represents the percentage leased assuming we own a 100% interest in each of these properties. The percentage leased based on our effective ownership interest in each property is 95%

Lease Expirations

Directly-Owned Properties

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2009 through December 31, 2018 and thereafter for the 25 properties we owned directly as of December 31, 2008. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Leasable Area	
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area
Vacant	—	633,527	4.6%
2009	98	1,112,777	8.0%
2010	103	864,844	6.2%
2011	91	1,006,490	7.2%
2012	60	1,546,290	11.1%
2013	63	3,641,413	26.1%
2014	32	732,604	5.3%
2015	20	569,847	4.1%
2016	17	758,727	5.4%
2017	17	561,146	4.0%
2018	18	1,201,974	8.6%
Thereafter	9	1,312,890	9.4%

Indirectly-Owned Properties

The following table lists all of the scheduled lease expirations for each of the years ending December 31, 2009 through December 31, 2018 and thereafter for the 34 properties in which we owned an indirect interest as of December 31, 2008. The table shows the approximate leasable square feet represented by the applicable lease expirations and assumes we own a 100% interest in each of the properties:

Year	Number of Leases	Leasable Area: Approximate Square Feet	Leasable Area: Percent of Total Leasable Area
Vacant	—	1,380,943	8.3%
2009	203	1,636,245	9.8%
2010	135	1,170,056	7.0%
2011	131	1,471,822	8.9%
2012	116	1,791,160	10.8%
2013	103	2,566,018	15.4%
2014	49	807,818	4.9%
2015	30	2,190,091	13.2%
2016	24	442,338	2.7%
2017	21	493,318	3.0%
2018	18	1,093,051	6.6%
Thereafter	32	1,563,062	9.4%

All Properties

The following table lists our pro-rata share of the scheduled lease expirations for each of the years ending December 31, 2009 through December 31, 2018 and thereafter for all of the properties in which we owned an interest as of December 31, 2008. The table shows the approximate leasable square feet represented by the applicable lease expirations:

Year	Number of Leases	Leasable Area: Approximate Square Feet(1)	Leasable Area: Percent of Total Leasable Area(1)
Vacant	—	924,219	5.2%
2009	301	1,544,571	8.6%
2010	238	1,241,977	6.9%
2011	222	1,343,791	7.5%
2012	176	2,010,402	11.2%
2013	166	4,412,956	24.7%
2014	81	917,385	5.1%
2015	50	921,587	5.2%
2016	41	846,749	4.7%
2017	38	660,405	3.7%
2018	36	1,451,736	8.1%
Thereafter	41	1,626,144	9.1%

(1) These amounts represent our pro-rata share based on our effective ownership in each of the properties as of December 31, 2008.

Market Concentration

The following table provides a summary of the market concentration of our portfolio based on our pro-rata share (unless otherwise noted) of the market value of each of the properties in which we owned interests as of December 31, 2008. The estimated value of each property is based on the most recent appraisals available or the purchase price, in the case of recent acquisitions:

Market	Market Concentration: Directly-Owned Properties	Market Concentration: Indirectly-Owned Properties(1)	Market Concentration: All Properties
Los Angeles, California	16%	6%	12%
Chicago, Illinois	9%	21%	12%
Houston, Texas	10%	11%	10%
Seattle, Washington	12%	2%	9%
Dallas, Texas	12%	—	9%
San Francisco, California	7%	7%	7%
Toronto, Ontario	8%	—	6%
Sacramento, California	3%	8%	5%
New York, New York	2%	18%	4%
Miami, Florida	6%	—	4%
Kansas City, Missouri	6%	—	4%
Atlanta, Georgia	—	6%	2%
Minneapolis, Minnesota	3%	—	2%
Sao Paulo, Brazil	3%	—	2%
Charlotte, North Carolina	—	5%	2%
Denver, Colorado	2%	—	2%
Richmond, Virginia	—	5%	2%
Phoenix, Arizona	—	4%	2%
Curitiba, Brazil	1%	—	1%
Memphis, Tennessee	—	1%	1%
Rio de Janeiro, Brazil	—	1%	1%
San Diego, California	—	2%	1%
Washington, D.C.	—	3%	*
Orlando, Florida	—	*	*
San Antonio, Texas	—	*	*

* Represents less than 1%.

(1) These amounts represent the properties in which we owned an indirect interest through our investments in the Core Fund, the Grocery-Anchored Portfolio and our joint venture in Brazil as of December 31, 2008. These amounts assume we own a 100% interest in each of the properties.

Industry Concentration

The following table provides a summary of the industry concentration of the tenants of the properties in which we owned interests based on our pro-rata share (unless otherwise noted) of their leased square footage as of December 31, 2008.

Industry	Industry Concentration: Directly-Owned Properties	Industry Concentration: Indirectly-Owned Properties(1)	Industry Concentration: All Properties
Manufacturing	25%	3%	20%
Finance and Insurance	14%	27%	16%
Legal	12%	28%	14%
Information	13%	3%	11%
Government	6%	3%	5%
Grocery-Anchored Retail	—	7%	5%
Professional Services	4%	5%	4%
Oil & Gas/Energy	3%	8%	3%
Transportation and Warehousing	2%	4%	3%
Health Care	4%	1%	3%
Real Estate	3%	2%	2%
Accounting	2%	5%	2%
Wholesale Trade	3%	*	2%
Construction	2%	1%	2%
Other Services	2%	*	2%
Other	1%	1%	2%
Arts, Entertainment and Recreation	2%	*	2%
Administrative and Support Services	1%	1%	1%
Retail	1%	1%	1%

* Represents less than 1%.

(1) These amounts represent the properties in which we owned an indirect interest through our investments in the Core Fund, the Grocery-Anchored Portfolio and our joint venture in Brazil as of December 31, 2008. These amounts assume we own a 100% interest in each of the properties.

2008 Direct Acquisitions

During 2008, we acquired direct interests in nine properties for $771.5 million in aggregate, which contain 5.4 million square feet of net rentable area. Set forth below is certain additional information about each of these acquisitions.

2555 Grand

On February 29, 2008, we acquired 2555 Grand, a 24-story office building located in the Crown Center submarket of Kansas City, Missouri. 2555 Grand was constructed in 2003 that is 100% leased to Shook, Hardy & Bacon L.L.P, an international law firm, under a lease that expires in February 2024.

Raytheon/DIRECTV Buildings

On March 13, 2008, we acquired the Raytheon/DirecTV Buildings, a complex consisting of two eleven-story office buildings located in the South Bay submarket of El Segundo, California. Raytheon Company, a defense and aerospace systems supplier, leased 100% of the rentable area under a lease that expired in December 2008. DirecTV, a satellite television provider, subleased 205,202 square feet, or approximately 37% of the buildings' rentable area, under a lease that expired in December 2008. Raytheon has executed a lease for 345,377 square feet, or approximately 63% of the buildings' rentable area, which commenced January 1, 2009, and expires on December 31, 2018. DirecTV has executed a lease for 205,202 square feet, or approximately 37% of the buildings' rentable area, which commenced January 1, 2009, and expires on December 31, 2013.

Williams Tower

On May 1, 2008, we acquired Williams Tower, a 65-story office building located in the Galleria/West Loop submarket of Houston, Texas. Williams Companies and its subsidiaries, a natural gas pipe line operator, leases 287,253 square feet or approximately 19% of the building's rentable area, under a lease that expires in March 2014 and contains options to renew for three additional five-year periods. Black Box Network Services (formerly known as NextiraOne, LLC) a telecommunications infrastructure provider, leases 186,777 square feet or approximately 12% of the building's rentable area, under a lease that expired in March 2009. The remaining rentable area is leased to 48 tenants, none of which leases more than 10% of the building's rentable area. In addition, our headquarters is located in Williams Tower and Hines and its affiliates lease space in Williams Tower. In the aggregate, Hines and its affiliates lease 9% of the building's net rentable area.

4050/4055 Corporate Drive

On May 22, 2008, we acquired 4050/4055 Corporate Drive, a two-building industrial complex located in the DFW Trade Center submarket of Dallas, Texas. Kay Chemicals, a chemical manufacturer, leases 241,068 square feet or approximately 37% of the building's rentable area, under a lease that expires in January 2013. FleetPride Corporation, a distributor of heavy-duty truck and trailer replacement parts, leases 200,000 square feet or approximately 31% of the building's rentable area, under a lease that expires in December 2013. Verizon Communications, Inc., a broadband and wireless communication provider, leases 96,517 square feet or approximately 15% of the building's rentable area, under a lease that expires in October 2012. John H. Harland/Harland Clarke, a print products and software provider for the financial services industry, leases 83,282 square feet or approximately 13% of the building's rentable area, under a lease that expires in March 2012. The remaining rentable area is leased to a single tenant who leases less than 10% of the building's rentable area.

Distribution Parks Araucaria, Elouveira and Vinhedo

On December 15, 2008, we acquired Distribution Parks Araucaria, Elouveira and Vinhedo, three industrial properties located in Curitiba and Sao Paolo, Brazil. DHL-Exel, a Brazilian market leader in air transport, logistics and international express deliveries, leases 100% of the portfolio's net rentable area in four leases. The first lease for 609,474 square feet or approximately 38% of the portfolio's net rentable area expires in

June 2013. The second lease for 459,587 square feet or approximately 29% of the portfolio's net rentable area, expires in May 2013. The third lease 336,017 square feet or approximately 21% of the portfolio's net rentable area, expires in May 2013. The final lease for 198,777 square feet or approximately 12% of the portfolio's net rentable area, expires in August 2011.

345 Inverness Drive and Arapahoe Business Parks

On December 30, 2008, we acquired the 345 Inverness Drive and Arapahoe Business Parks, two office/flex properties, located in Denver, Colorado. Vistar Corporation, a wholesale and specialty foods distributor, leases 48,677 square feet or approximately 10% of the properties' net rentable area, under a lease that expires in June 2018. Nestle — USA, a global food and beverage producer, leases 46,504 square feet or approximately 10% of the properties' net rentable area, under a lease that expires in October 2012. The remaining rentable area is leased to 19 tenants, none of which leases more than 10% of the properties' net rentable area.

2008 Indirect Acquisitions

One North Wacker

On March 31, 2008, the Core Fund acquired One North Wacker, a 51-story office building located in the West Loop submarket of the central business district of Chicago, Illinois. UBS, a financial institution, leases 452,049 square feet or approximately 33% of the building's rentable area, under a lease that expires in September 2012. PriceWaterhouseCoopers, an accounting firm, leases 278,901 square feet or approximately 20% of the building's rentable area, under a lease that expires in October 2013. Citadel, a financial institution, leases 161,488 square feet or approximately 12% of the building's rentable area, under a lease that expires in August 2012. The remaining lease space is leased to 26 tenants, none of which leases more than 10% of the building's rentable area.

Grocery-Anchored Portfolio Acquisition

On November 13, 2008, we acquired a 70% interest in a joint venture with a subsidiary of Weingarten Realty Investors ("Weingarten"). Concurrently, the joint venture entered into an agreement to acquire a portfolio of grocery-anchored retail centers owned by Weingarten for $271.4 million. This portfolio includes 12 retail properties anchored by grocery stores located in Texas, Georgia, Tennessee, Florida and North Carolina and consists of approximately 1.5 million square feet of rentable area that is 96% leased. The initial closing included eight properties for approximately $205.1 million. In addition to its 30% share of the joint venture equity, Weingarten provided $134.0 million of financing in the form of 6% preferred equity. $100.0 million of the preferred equity was redeemed when the joint venture closed on its $100.0 million mortgage financing from New York Life Insurance Company on December 19, 2008. The mortgage loan agreement provides for an interest-only loan and is secured by mortgages or deeds of trust and related assignments and security interests in the initial eight properties owned by the joint venture. The borrowing matures on January 10, 2014 and bears interest at a rate of 6.0%. As of the date of this report, the joint venture closed on the remaining four properties and assumed four additional mortgage loans totaling $34.6 million. Weingarten will continue to manage this portfolio for the joint venture.

Item 3. ***Legal Proceedings***

From time to time in the ordinary course of business, the Company or its subsidiaries may become subject to legal proceedings, claims or disputes. As of March 20, 2009, neither the Company nor any of its subsidiaries was a party to any material pending legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Redemption of Equity Securities*

Market Information

As of March 20, 2009, we had 215,386,613 common shares outstanding, held by a total of approximately 53,000 shareholders. The number of shareholders is based on the records of our registrar and transfer agent. There currently is no established public trading market for our common shares and we do not expect one to develop. We have a share redemption program, but it is limited in terms of the number of shares that may be redeemed monthly and annually. Our board of directors may also limit, suspend or terminate our share redemption program upon 30 days' written notice. During 2008, we redeemed 1.8 million shares under this program at $9.52 per share and 4.3 million shares at $9.68 per share. In addition, we redeemed 4.4 million shares at $9.68 per share from January 1, 2009 through February 28, 2009 and 2.3 million shares at $9.15 per share in March 2009.

In order for Financial Industry Regulatory Authority ("FINRA") members and their associated persons to participate in the offering and sale of our common shares, we are required pursuant to National Association of Securities Dealers, Inc. ("NASD") Rule 2710(f)(2)(M) to disclose in each annual report distributed to our shareholders a per share estimated value of the common shares, the method by which it was developed and the date of the data used to develop the estimated value. In addition, our Advisor has agreed to prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our common shares. For these purposes, the estimated value of the shares is deemed to be $10.08 per share as of January 2009. Our deemed estimated per share value is provided to assist plan fiduciaries in fulfilling their annual valuation and reporting responsibilities, and should not be used for any other purpose. We cannot assure you that this deemed estimated value, or the method used to establish such value, complies with the ERISA or IRS requirements.

The basis for this valuation is the fact that we are currently conducting a public offering of our common shares at the price of $10.08 per share through arms-length transactions. Our offering price was determined by our board of directors in January 2009. The determination by our board of directors of the offering price currently being used in the Third Offering was subjective and was primarily based on (i) the estimated per share net asset value of the Company as determined by our management at the time the determination was made, plus (ii) the commissions and dealer-manager fees associated with the Third Offering. Our management estimated the per-share net asset value of the Company using valuations of our real estate assets and notes payable as of December 31, 2008, which were determined by independent third parties (except for assets acquired within the last year for which we used aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2008. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management's and Advisor's recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

The valuations of our real estate assets and notes payable, as well as the methodology utilized by our management in estimating our per-share net asset value, were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise.

The redemption price we offer in our share redemption program is $9.15 per share as of the date of this report and therefore $10.08 per share does not reflect the amount a shareholder would currently receive under our share redemption program. Likewise, the offering price of our shares may not be indicative of the price our shareholders would receive if they sold our shares outside of our share redemption program, if our shares were actively traded or in the case of a liquidation. Because the estimated per share net asset value of the

Company was increased by certain fees and costs associated with the Third Offering, the proceeds received from a liquidation of our assets would likely be substantially less than the current offering price of our shares. As a result, we expect that, in the absence of other factors affecting the value of our properties, our aggregate net asset value would be less than the aggregate proceeds of our offerings and the offering price may not be the best indicator of the value of shares purchased as a long term income producing investment. Because there is no public market for our shares, any sale of our shares would likely be at a substantial discount. Please see "Item 1A. Risk Factors — Investment Risks — *There is currently no public market for our common shares, and we do not intend to list the shares on a stock exchange. Therefore, it will likely be difficult for shareholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount.*"

Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our shareholders each taxable year in an amount equal to at least 90% of our net ordinary taxable income (capital gains are not required to be distributed). Historically, we have declared distributions to shareholders as of daily record dates and aggregated and paid such distributions quarterly. For the period from January 2007 through April 2008, we declared distributions equal to $0.00170959 per share, per day. For the period from May 2008 through December 2008, we declared distributions equal to $0.00175233 per share, per day. Additionally, we have declared distributions equal to $0.00175233 per share, per day for the period from January 1, 2009 through April 30, 2009.

Our board of directors began authorizing us to declare distributions in November 2004, after we commenced business operations. We have declared distributions monthly and aggregated and paid such distributions quarterly. We intend to continue this distribution policy for so long as our board of directors decides this policy is in the best interests of our shareholders. We have made the following quarterly distributions to our shareholders and minority interests for the years ended December 31, 2008 and 2007:

Distribution for the Quarter Ended	Date Paid	Total Distribution (In thousands)
2008		
December 31, 2008	January 2, 2009	$32,990
September 30, 2008	October 1, 2008	$31,773
June 30, 2008	July 1, 2008	$29,002
March 31, 2008	April 15, 2008	$26,337
2007		
December 31, 2007	January 16, 2008	$24,923
September 30, 2007	October 15, 2007	$23,059
June 30, 2007	July 20, 2007	$18,418
March 31, 2007	April 16, 2007	$14,012

Distributions to shareholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes rather than a distribution and reduce the shareholders' basis in our common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholders' basis in the common shares, it will generally be treated as a capital gain. The Company annually notifies shareholders of the taxability of distributions paid during the preceding year.

For the year ended December 31, 2008, approximately 32.7% of the distributions paid were taxable to the investor as ordinary taxable income and approximately 67.3% were treated as return of capital for federal income tax purposes. For the year ended December 31, 2007, approximately 46% of the distributions paid were taxable to the investor as ordinary taxable income and approximately 54% were treated as return of capital for federal income tax purposes. The amount of distributions paid and taxable portion in each period are not indicative or predictive of amounts anticipated in future periods. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Cash Flows from Financing Activities — Distributions" in this report.

Recent Sales of Unregistered Securities

Under the terms of our Employee and Director Incentive Share Plan, on April 1, 2008, we issued 353.5 restricted common shares to Paul B. Murphy, Jr. in conjunction with his election to our board as an independent director as of that date. Additionally, on August 25, 2008, 1,000 restricted common shares were granted to each of our independent directors, Messrs. George A. Davis, Thomas A. Hassard, Stanley D. Levy and Paul B. Murphy, Jr. Such shares were granted without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

Shares Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of shares of our common stock reserved for issuance under our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	—	n/a	10,000,000
Equity compensation plans not approved by security holders	—	n/a	—
Total	—	n/a	10,000,000

Share Redemption Program

For so long as our shares are not listed on a national securities exchange or included for quotation on a national securities market, we expect to offer a share redemption program to our shareholders. Our board of directors may terminate, suspend or amend our share redemption program at any time upon 30 days' written notice. Our board may also determine to reduce or eliminate redemptions at any time because they determine that there is not sufficient cash available to fully redeem shares under the share redemption program or that available cash is needed for other purposes. To the extent our board determines that we have sufficient cash available for redemptions, we may redeem shares presented for cash, provided that the number of shares we may redeem under the program during any calendar year may not exceed, as of the date we commit to any redemption, 10% of our shares outstanding as of the same date in the prior calendar year. Generally, shareholders must hold their shares for at least one year before they may participate in our share redemption program; however, in the event of the death or disability of a shareholder, we may waive the one-year holding period requirement as well as the annual limitation on the number of shares that will be redeemed. Beginning with shares redeemed in March 2009, monthly share redemptions pursuant to the Company's share redemption program will be limited to 1/12th of 10% of the Company's shares outstanding as of the prior calendar year-end; provided, however, that the board of directors retains the right to redeem additional shares if, in its sole discretion, it determines that it is in the best interests of the Company to do so based on available cash flow and other factors. In no event during any calendar year will the number of shares the Company redeems exceed, as of the date of any such redemption, 10% of the Company's shares outstanding as of the same date in the prior calendar year.

The current redemption price for our shares, which is subject to adjustment by our board of directors at any time on 30 days' notice, is $9.15 per share. This price became effective for shares redeemed on or after

March 1, 2009. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments and Subsequent Events" in this report.

Issuer Redemptions of Equity Securities

The following table lists shares we redeemed under our share redemption plan during the period covered by this report.

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Redeemed Under the Plans or Programs(1)
January 1, 2008 to January 31, 2008	594,685	$9.52	594,685	8,031,511
February 1, 2008 to February 29, 2008	194,961	9.52	194,961	8,303,834
March 1, 2008 to March 31, 2008	197,441	9.52	197,441	8,719,503
April 1, 2008 to April 30, 2008	401,289	9.52	401,289	9,177,697
May 1, 2008 to May 31, 2008	403,548	9.52	403,548	10,572,242
June 1, 2008 to June 30, 2008	4,320	9.52	4,320	11,922,361
July 1, 2008 to July 31, 2008	666,815	9.68	666,815	11,700,193
August 1, 2008 to August 31, 2008	857,709	9.68	857,709	11,263,479
September 1, 2008 to September 30, 2008	421,454	9.68	421,454	11,176,363
October 1, 2008 to October 31, 2008	408,999	9.68	408,999	11,176,834
November 1, 2008 to November 30, 2008	943,173	9.68	943,173	10,547,029
December 1, 2008 to December 31, 2008	1,006,744	9.68	1,006,744	9,839,782
Total	6,101,138		6,101,138	

(1) We may redeem shares under the program so long as the total number of shares redeemed during the calendar year does not exceed, as of the date of the redemption, 10% of our shares outstanding on the same date during the prior year. For the year ended December 31, 2008, all shareholder requests for redemptions were fully funded. Beginning with shares redeemed in March 2009, monthly share redemptions pursuant to our share redemption program will be limited to 1/12th of 10% of the Company's shares outstanding as of the prior calendar year-end. Our share redemption plan has been in effect since June 2004 and has no definitive expiration date. However, the plan may be suspended or terminated at the discretion of the board of directors.

Item 6. *Selected Financial Data*

The following selected consolidated and combined financial data are qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Operating Data:					
Revenues	$ 333,698	$ 179,576	$ 63,930	$ 6,247	$ —
Depreciation and amortization	$ 122,798	$ 68,151	$ 22,478	$ 3,331	$ —
Asset management and acquisition fees	$ 42,012	$ 29,939	$ 17,559	$ 5,225	$ 818
Organizational and offering expenses, net of reversal(1)	$ 3,741	$ 7,583	$ 5,760	$ (6,630)	$ 14,771
General and administrative expenses, net(2)	$ 5,991	$ 4,570	$ 2,819	$ 494	$ 618
Loss before income taxes, (income) loss allocated to minority interests and equity in earnings (losses) of unconsolidated entities, net	$ (146,415)	$ (85,306)	$ (38,919)	$ (2,392)	$(16,549)
Provision for income taxes	$ (2,512)	$ (1,068)	$ —	$ —	$ —
(Income) loss allocated to minority interests	$ (3,065)	$ (1,266)	$ 429	$ 635	$ 6,541
Equity in earnings (losses) of unconsolidated entities, net	$ (13,416)	$ (8,288)	$ (3,291)	$ (831)	$ 68
Net loss	$ (165,408)	$ (87,640)	$ (38,490)	$ (1,757)	$(10,008)
Basic and diluted loss per common share	$ (0.90)	$ (0.70)	$ (0.79)	$ (0.16)	$ (60.40)
Distributions authorized per common share(3)	$ 0.64	$ 0.62	$ 0.61	$ 0.60	$ 0.06
Weighted average common shares outstanding — basic and diluted	183,776	125,776	48,468	11,061	166
Balance Sheet Data:					
Total investment property(4)	$2,374,007	$1,798,924	$ 677,564	$117,878	$ —
Investment in unconsolidated entities	$ 364,374	$ 361,157	$ 307,553	$118,575	$ 28,182
Total assets	$3,280,437	$2,703,623	$1,213,662	$297,334	$ 30,112
Long-term obligations	$1,691,335	$1,273,596	$ 498,989	$ 77,922	$ 409

(1) Based on actual gross proceeds raised in the initial offering, we were not obligated to reimburse the Advisor for certain organizational and offering costs that were previously accrued by us. Accruals of these costs were reversed in our financial statements during the year ended December 31, 2005.

(2) During the year ended December 31, 2005, the Advisor forgave $1.7 million, which was previously advanced to us for certain corporate-level general and administrative expenses.

(3) The Company paid its first distributions in January 2005 related to distributions declared for the period from November 23, 2004 through December 31, 2004.

(4) The Company has revised the presentation of investment property to exclude the value associated with leases in place at the time an investment property is acquired as shown in the condensed consolidated balance sheet to be consistent with a majority of others in the industry. As a result, certain reclassifications have been made to the consolidated balance sheets as of December 31, 2007, 2006 and 2005 to be consistent with the 2008 presentation.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

You should read the following discussion and analysis together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.

Executive Summary

Hines Real Estate Investment Trust, Inc. ("Hines REIT" and, together with its consolidated subsidiaries, "we", "us" or the "Company") and its subsidiary, Hines REIT Properties, L.P. (the "Operating Partnership") were formed in August 2003 for the purpose of investing in and owning interests in real estate. We have invested and continue to invest in real estate to satisfy our primary investment objectives, including: preserving invested capital, paying regular cash distributions and achieving some capital appreciation of our assets over the long term. We make investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities, such as through our investment in the Core Fund. As of December 31, 2008, we owned direct and indirect investments in 59 properties. These properties consisted of 45 U.S. office properties, one mixed-use office and retail complex in Toronto, Ontario, one industrial property in Dallas, Texas, four industrial properties in Brazil and a portfolio of eight grocery-anchored shopping centers located throughout the United States.

Our principal targeted assets are office properties that have quality construction, desirable locations and quality tenants. We expect to continue to focus primarily on investments in institutional-quality office properties located in the United States (whether as direct investments or as indirect investments through the Core Fund or otherwise). However, we also intend to continue to pursue other real estate investments that we believe will satisfy our long-term primary objectives of preserving invested capital and achieving some capital appreciation over the long term, in addition to providing regular cash distributions to our shareholders. To achieve these objectives, we intend to invest in properties which will be diversified by location, lease expirations and tenant industries. In the future, our investments may include additional investments outside of the United States, investments in additional non-office properties, non-core or development investments, loans, ground leases and investments in other joint ventures.

In order to provide capital for these investments, we sold shares to the public through our initial public offering (the "Initial Offering") and our second public offering (the "Second Offering"), the latter of which terminated on June 30, 2008. On July 1, 2008, we commenced our third public offering (the "Third Offering") pursuant to which we are offering a maximum of $3.5 billion in common shares. We intend to continue raising significant amounts of capital through our Third Offering prior to its expiration on July 1, 2010, although we are permitted to terminate that offering prior to such date.

Economic Update

The financial markets continue to experience adverse impact from the credit crisis and global recession. Economic indicators deteriorated significantly in the fourth quarter of 2008 and there is uncertainty as to how severe the current recession will be as well as how long it will be before a recovery begins. The current economic downturn will continue to have an adverse effect on real estate market fundamentals, including tenant demand, overall occupancies, leasing velocity, rental rates, subletting and tenant defaults. We expect that these conditions will negatively impact our operations and, depending on the length and depth of the current recession, may limit our ability to maintain our current level of distributions to shareholders. We are proactively managing our portfolio in an effort to minimize the negative impacts during this time. As with most commercial real estate, our portfolio of assets is not immune to a recessionary economy. However, due to the quality and diversification of our portfolio, we believe that our portfolio is relatively well positioned to limit the negative impact from this down cycle.

To date, our portfolio has not experienced significant direct effects resulting from the events in the financial markets. As of December 31, 2008, our portfolio was 95% leased to a diverse tenant base over a variety of industries, with approximately 16% leased to several companies in the financial and insurance industries and approximately 14% leased to several companies in the legal industry. Our portfolio has no direct exposure to AIG or Lehman Brothers and very limited exposure to certain troubled individual tenants in the finance and insurance industries. Included in our portfolio at December 31, 2008 are several tenants who have sought bankruptcy protection. Leases to these tenants comprise approximately 0.5% of the leasable square feet in our portfolio based on our effective ownership interests in our properties. We believe we have recorded adequate reserves against receivables from these tenants in our financial statements as of December 31, 2008 included elsewhere in this Annual Report Form 10-K. We continue to be concerned about the ultimate impact of events in the financial markets on our tenants in the finance, insurance and legal industries and we are monitoring them in an effort to mitigate potential adverse impacts to our portfolio.

The capital markets affecting commercial real estate have also continued to deteriorate. Given the economic environment and the significant decline of the stock markets, there is significantly less capital being invested in most sectors including commercial real estate. In addition, investors are seeking liquidity and safety and, therefore, there is a significant increase in selling or redeeming securities. We have experienced similar circumstances whereby our proceeds received from our current offering have decreased and share redemptions under our redemption plan have increased.

The real estate debt markets are also distressed as financial institutions and other lenders have become capital constrained, and lenders and credit rating agencies have tightened underwriting standards. As a result, debt capital has become more expensive and difficult to obtain. We have managed our portfolio to date in an effort to minimize our exposure to volatility in the debt capital markets. We have done this by using moderate levels of long-term fixed-rate debt and minimizing our exposure to short-term variable rate debt which is more likely to be impacted by market volatility. Our portfolio was 55% leveraged as of December 31, 2008, with 97% of our debt in the form of long-term, fixed-rate mortgage loans (some of which are effectively fixed through the use of interest rate swaps). We have $91.0 million of debt maturing in 2009 and thus have limited exposure to the negative impacts of attempting to refinance assets in the current debt markets. The one mortgage loan which matures in 2009 matured on March 11, 2009 and we are currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. We expect this extension to close within 30 days of March 11, 2009, however, if we are unable to do so, we expect to use cash on hand which was drawn under our revolving credit facility to retire this loan and seek longer-term financing to replace the borrowings under the credit facility. The non-payment of this loan on March 11, 2009 without the extension in-place created a non-monetary default under our revolving credit facility which is subject to an automatic 30 day grace period to cure. As we believe that the extension will be executed within the 30 day grace period and we have the liquidity to retire this loan if such extension does not close, we do not believe this has a material impact to the Company.

Values of commercial real estate assets and debt instruments have been impacted by the events described above. Values of assets have declined from the values achieved over the last 24 months. It is uncertain how much of the declines are attributable to the current illiquidity and volatility in the markets or a longer-term re-pricing of real estate assets. While real estate values have declined in recent months, values of existing, low-rate debt have increased as debt is now less available and more expensive. In conjunction with our recent share re-pricing which occurred in January 2009, we reflected the current valuations of our real estate investments and notes payable as of December 31, 2008. This resulted in our per share price declining from $10.66 to $10.08. Depending on how the broader economy and markets perform in the future, there is no assurance that values of commercial real estate will not decline further.

Given the current environment, we are focused on continuing to raise capital and strengthening our liquidity position to meet our operating needs and redemption requests, as well as to position ourselves to take advantage of attractive investment opportunities in the next 6-18 months. We believe that the current market environment will result in investment opportunities at significantly higher cap rates and decreased pricing of high quality real estate assets. This should result in investments which generate higher returns than assets acquired 12 – 24 months ago. To the extent we have capital available, we plan to actively pursue investment opportunities as we believe that during this time of severe constraints in debt and equity capital, the distress in the market may allow us access to attractively priced real estate investment opportunities.

We continue to manage our strong lending relationships with banks, insurance companies, pension funds and others that generally provide debt capital for commercial real estate transactions. During 2008, we were able to secure attractive mortgage financing for our acquisitions. Although new debt capital is more scarce and more expensive than it was during the last several years, we expect that it will continue to be available to us due to our reputation, financial strength and the quality of the assets we acquire. As we pursue new investment opportunities, we will continue to factor into such opportunities the current availability and price of debt capital. Notwithstanding the above, depending on market conditions and other factors, we may choose not to borrow to finance future new acquisitions or to place new debt on our existing portfolio or assets.

Although we cannot predict when the financial markets and broader economy will recover, we are actively managing our well-diversified portfolio of quality real estate assets to maximize its long-term income and value. Our sponsor, advisor and property manager have significant experience through several real estate and economic cycles, and thus we believe we are relatively well-positioned to manage through these difficult and uncertain times.

Critical Accounting Policies

Each of our critical accounting policies involves the use of estimates that require management to make judgments that are subjective in nature. Management relies on its experience, collects historical and current market data, and analyzes these assumptions in order to arrive at what it believes to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgments on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates.

Basis of Presentation

Our consolidated financial statements included in this annual report include the accounts of Hines REIT and the Operating Partnership (over which Hines REIT exercises financial and operating control) and the Operating Partnership's wholly-owned subsidiaries as well as the related amounts of minority interest. All intercompany balances and transactions have been eliminated in consolidation.

We evaluate the need to consolidate investments based on standards set forth in Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46R, *Consolidation of Variable Interest Entities and American Institute of Certified Public Accountants' Statement of Position 78-9, Accounting for Investments in Real Estate Ventures* and Emerging Issues Task Force ("EITF") No. 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights.* Our joint ventures are evaluated based upon the guidance of FIN 46(R) to determine whether or not the investment qualifies as a variable interest entity ("VIE"). If the investment is determined to fall within the scope of FIN 46(R), an analysis is then performed to determine if we are the primary beneficiary of the VIE by reviewing a combination of qualitative and quantitative measures including analyzing expected investment portfolio using various assumptions to estimate the net operating income from the underlying assets. The projected cash flows are then analyzed to determine whether or not we are the primary beneficiary based upon the expected losses and residual returns of each variable interest holder. In addition to this analysis, we also consider the rights and decision making abilities of each holder of variable interest entity.

We will consolidate joint ventures that are determined to be variable interest entities for which we are the primary beneficiary. We will also consolidate joint ventures that are not determined to be variable interest entities, but for which we exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

Our investments in partially owned real estate joint ventures and partnerships are reviewed for impairment, periodically, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. The ultimate realization of our investments in partially owned real estate joint ventures and partnerships is dependent on a number of factors, including the performance of each investment and market conditions. In accordance with the Accounting Principles Board's APB 18, "The Equity Method of Accounting for Investments in Common Stock," we will record an impairment charge if we determine that a decline in the value of an investment is other than temporary. Based on our analysis of the facts and circumstances at each reporting period, no impairment was recorded for the years ended December 31, 2008, 2007 and 2006. However, if conditions in the capital and real estate markets continue to deteriorate, we may record impairment on these investments in the future.

Investment Property and Lease Intangibles

Real estate assets that we own directly are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized. Maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed each reporting period for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. At December 31, 2008, we believe no such impairment has occurred for our directly-owned assets (See Results of Operations — Results for our Indirectly-Owned Properties — Our Interest in the Core Fund for information regarding an impairment charge related to one of the Core Fund's assets). The determination of whether investment property is impaired requires a significant amount of judgment and is based on the best information available to management at the time of the evaluation. If market conditions continue to deteriorate and result in lower valuations or reduced cash flows of our properties, impairment charges may be recorded in future periods.

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that we believe are similar to those used by independent appraisers are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations and mortgage notes payable. Values of buildings and improvements will be determined on an as if vacant basis. Initial valuations are subject to change until such information is finalized, no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases are the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining terms of the respective leases, which includes periods covered by bargain renewal options.

Acquired above-and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which includes periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of out-of-market lease value is charged to rental revenue.

Acquired above- and below-market ground lease values are recorded based on the difference between the present value (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management's estimate of fair market value of land under the ground leases. The capitalized above- and below-market lease values are amortized as adjustments to ground lease expense over the remaining terms of the respective leases, which includes periods covered by bargain renewal options.

We estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note's outstanding principal balance is amortized over the life of the mortgage note payable.

Deferred Leasing Costs

Direct leasing costs, primarily consisting of third-party leasing commissions and tenant inducements, are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as an offset to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense.

We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include: 1) whether the lease stipulates how and on what a tenant improvement allowance may be spent; 2) whether the tenant or landlord retains legal title to the improvements; 3) the uniqueness of the improvements; 4) the expected economic life of the tenant improvements relative to the term of the lease; and 5) who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements for accounting purposes is subject to significant judgment. In making that determination, we consider all of the above factors. No one factor, however, necessarily establishes any determination.

Organizational and Offering Costs

Certain organizational and offering costs related to our Initial Offering and Second Offering have been paid by our Advisor on our behalf. Organizational and offering costs incurred by our Advisor have been analyzed and segregated between those which are organizational in nature, those which are offering-related salaries and other general and administrative expenses of the Advisor and its affiliates, and those which qualify as offering expenses in accordance with Staff Accounting Bulletin ("SAB") Topic 5.A, *Miscellaneous Accounting — Expenses of Offering*. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, *Reporting on the Costs of Start-up Activities*. Offering-related salaries and other general and administrative expenses of the Advisor and its affiliates are expensed as incurred, and third-party offering expenses are taken as a reduction against the net proceeds of the offerings within additional paid-in capital in accordance with SAB Topic 5.A. In addition to the offering costs paid to the Advisor, selling commissions and dealer manager fees are paid to Hines Real Estate Securities, Inc. ("HRES" or the "Dealer Manager"). Such costs are netted against the net offering proceeds within additional paid-in capital as well.

On July 1, 2008, we entered into a new advisory agreement in connection with our Third Offering. Pursuant to the terms of the new advisory agreement, we are not obligated to reimburse the Advisor for organizational and offering costs related to the Third Offering. Additionally, the Advisor is not a shareholder of Hines REIT. Accordingly, no amounts of organizational and offering costs incurred by the Advisor in connection with the Third Offering during the years ended December 31, 2008 and 2007 have been recorded in the accompanying consolidated financial statements.

Revenue Recognition and Valuation of Receivables

We are required to recognize minimum rent revenues on a straight-line basis over the terms of tenant leases, including rent holidays and bargain renewal options, if any. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant's lease provision. Revenues related to lease termination fees are recognized at the time that the tenant's right to occupy the space is terminated and when we have satisfied all obligations under the lease and are included in other revenue in the accompanying consolidated statements of operations. To the extent our leases provide for rental increases at specified intervals, we will record a receivable for rent not yet due under the lease terms. Accordingly, our management must determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of unbilled rent with respect to any given tenant is in doubt, we would be required to record an increase in our allowance for doubtful accounts or record a direct write-off of the specific rent receivable, which would have an adverse effect on our net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease our total assets and shareholders' equity.

Derivative Instruments

We have entered into several forward interest rate swap transactions with HSH Nordbank AG, New York Branch ("HSH Nordbank"). These swap transactions were entered into as economic hedges against the variability of future interest rates on the Company's variable interest rate borrowings with HSH Nordbank. We have not designated any of these contracts as cash flow hedges for accounting purposes. The valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The interest rate swaps have been recorded at their estimated fair value in the accompanying consolidated balance sheets as of December 31, 2008 and 2007. Changes in the fair value of the interest rate swaps have been recorded in the accompanying condensed consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006. We mark the interest rate swaps to their estimated fair value as of each balance sheet date, and the changes in fair value are reflected in our consolidated statements of operations.

Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest

We outsource management of our operations to the Advisor and certain other affiliates of Hines. Fees related to these services are accounted for based on the nature of the service and the relevant accounting literature. Fees for services performed that represent period costs of the Company are expensed as incurred. Such fees include acquisition fees and asset management fees paid to the Advisor and property management fees paid to Hines. In addition to cash payments for acquisition fees and asset management fees paid to the Advisor, an affiliate of the Advisor has received a profits interest in the Operating Partnership related to these services (the "Participation Interest"). As the percentage interest of the Participation Interest is adjusted, the value attributable to such adjustment is charged against earnings and a liability is recorded until it is repurchased for cash or converted into common shares of the Company. In addition, the liability is remeasured at fair value at each balance sheet date with related adjustments charged to earnings in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation (as amended)*. The determination of the adjustment for the Participation Interest is subject to significant judgment.

The conversion and redemption features of the participation interest are accounted for in accordance with the guidance in EITF No. 95-7, *Implementation Issues Related to the Treatment of Minority Interests in Certain Real Estate Investment Trusts.* Redemptions of the Participation Interest for cash will be accounted for as a reduction to the liability discussed above to the extent of such liability, with any additional amounts recorded as a reduction to equity. Conversions into common shares of the Company will be recorded as an increase to the outstanding common shares and additional paid-in capital accounts and a corresponding reduction in the liability discussed above. Redemptions and conversions of the Participation Interest will result in a corresponding reduction in the percentage attributable to the Participation Interest and will have no impact on the calculation of subsequent increases in the Participation Interest.

Income Taxes

We made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with its taxable year ended December 31, 2004. In addition the Core Fund has invested in properties through other entities that have elected to be taxed as REITs. Our management believes that the Company and the applicable entities in the Core Fund are organized and operate in such a manner as to qualify for treatment as REITs and intend to operate in the foreseeable future in such a manner so that they will remain qualified as REITs for federal income tax purposes. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2008, 2007 and 2006 in the accompanying consolidated financial statements. Income tax expense recorded by the Company is primarily comprised of a provision for Canadian income taxes and a provision for the Texas margin tax.

International Operations

The Canadian dollar is the functional currency for our subsidiaries operating in Toronto, Ontario and the Brazilian real is the functional currency for our subsidiaries operating in Brazil. Our foreign subsidiaries have translated their financial statements into U.S. dollars for reporting purposes. Assets and liabilities are translated at the exchange rate in effect as of the balance sheet date. We translate income statement accounts using the average exchange rate for the period and significant nonrecurring transactions using the rate on the transaction date. These gains or losses are included in accumulated other comprehensive income as a separate component of shareholders' equity.

Our international subsidiaries may have transactions denominated in currencies other than their functional currency. In these instances, assets and liabilities are remeasured into the functional currency using the exchange rate in effect at the date of the transaction.

Our subsidiaries also record gains or losses in the income statement when a transaction with a third party, denominated in a currency other than the entity's functional currency, is settled and the functional currency cash flows realized are more or less than expected based upon the exchange rate in effect when the transaction was initiated.

Financial Condition, Liquidity and Capital Resources

General

Our principal cash requirements are for property acquisitions, property-level operating expenses, capital improvements, debt service, certain organizational and offering expenses, corporate-level general and administrative expenses, distributions and redemptions. We have three primary sources of capital for meeting our cash requirements:

- proceeds from our public offerings, including our dividend reinvestment plan;
- debt financings, including secured or unsecured facilities; and
- cash flow generated by our real estate investments and operations.

For the year ended December 31, 2008, our cash needs for acquisitions and for additional investments in our properties have been met primarily by proceeds from our public equity offerings and debt financing while our operating cash needs have primarily been met through cash flow generated by our properties and investments. We believe that our current capital resources and cash flow from operations are sufficient to meet our liquidity needs for the foreseeable future; however, any cash used to fund redemption requests from shareholders reduces our liquidity available to fund acquisitions of real estate investments and other cash needs.

We intend to continue making real estate investments using proceeds from our public offerings and funds available to us under our credit facilities and other permanent debt. We intend to refinance mortgage debt expiring in the near term with new mortgage financing or our revolving credit facility. We also intend to continue to pay distributions to our shareholders on a quarterly basis.

On March 11, 2009, we had a $91.0 million mortgage loan which matured and we are currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. We expect this extension to close within 30 days of March 11, 2009, however, if we are unable to do so, we expect to use cash on hand which was drawn under our revolving credit facility to retire this loan and seek longer-term financing to replace the borrowings under our revolving credit facility.

Additionally, HSH Nordbank has the right to have the properties serving as collateral under the HSH Nordbank credit facility appraised every two years. Should the aggregate outstanding principal amounts under this facility exceed 55% of the lender's appraised values, we must rebalance through making partial payment or providing additional collateral to eliminate such excess. Considering the declining real estate values in recent months, we expect that we may be required to repay certain amounts outstanding in the upcoming quarters to maintain compliance with this covenant. Should we need to do so, we expect to fund such amounts with proceeds from our current offering or with borrowings from our Revolving Credit Facility.

Cash Flows from Operating Activities

Our direct investments in real estate assets generate cash flow in the form of rental revenues, which are reduced by debt service, direct leasing costs and property-level operating expenses. Property-level operating expenses consist primarily of salaries and wages of property management personnel, utilities, cleaning, insurance, security and building maintenance costs, property management and leasing fees, and property taxes. Additionally, we incur corporate-level debt service, general and administrative expenses, asset management and acquisition fees.

Net cash provided by operating activities was $40.6 million, $17.2 million and $7.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase is primarily due to operating cash flows from acquisitions during the past two years. Our operating net cash flows are primarily the result of the net loss for the period partially offset by non-cash components of our net loss such as depreciation and amortization, equity in losses of unconsolidated entities, losses on derivative instruments and changes in operating accounts.

Cash Flows from Investing Activities

During the years ended December 31, 2008, 2007 and 2006 we had cash outflows totaling $668.0 million, $1,175.4 million and $586.8 million, respectively, related to the acquisition of properties and their related lease intangibles. The change in outflows is a function of the aggregate purchase price of properties acquired during each year. In addition, we received $4.0 million related to the sale of the Williams Tower 2.8-acre waterwall and park in December 2008.

During the year ended December 31, 2008 we made no capital contributions to the Core Fund. During the years ended December 31, 2007 and 2006, we made capital contributions to the Core Fund totaling $58.0 million and $209.3 million, respectively. As of December 31, 2008, we had invested $395.5 million in the Core Fund representing an approximate 28.7% non-managing general partner interest compared to the approximate 32.0% and 34.0% interest we owned at December 31, 2007 and 2006, respectively. During the years ended December 31, 2008, 2007 and 2006, we received distributions from the Core Fund totaling

$26.9 million, $25.4 million and $14.8 million, respectively, which was included in cash flows from investing activities as it exceeded our equity in earnings of the joint venture.

During the year ended December 31, 2007 we acquired a 50% interest in Distribution Park Rio through a joint venture with HCB for an initial investment of $28.9 million. During the year ended December 31, 2008, we received distributions from Distribution Park Rio totaling $2.7 million. Approximately $509,000 of this amount was included in cash flows from investing activities as it exceeded our equity in earnings of the joint venture and the remaining amount was included in operating cash flows. During the year ended December 31, 2007, we received distributions from Distribution Park Rio totaling $1.0 million, of which $385,000 was recorded in cash flows from investing activities as it exceeded our equity in earnings of the joint venture.

On November 13, 2008, we acquired 70.0% non-managing interest in the Grocery-Anchored Portfolio through a joint venture for an initial cash investment of $52.0 million. Our equity in earnings of this investment for the year ended December 31, 2008 was approximately $28,000.

During the year ended December 31, 2008, we had cash inflows of $4.6 million, net of receipts, for master leases entered into in connection with our acquisitions. During the year ended December 31, 2007, we had cash outflows of $5.7 million, net of receipts, for master leases entered into in connection with our acquisitions.

During the years ended December 31, 2008, 2007 and 2006, we had increases in restricted cash and marketable securities of approximately $12.8 million, $712,000 and $2.5 million, respectively, related to certain escrows required by our mortgage agreements.

During the years ended December 31, 2008, 2007 and 2006, we had cash outflows related to other assets of $4.9 million and $10.0 million, and $8.9 million, respectively, primarily as a result of deposits paid on investment properties that were acquired subsequent to the applicable year-end.

Cash Flows from Financing Activities

Equity Offerings

We offer shares of our common stock for sale through continuous public offerings, which provides us with the ability to raise capital on an ongoing basis. We raised $527.5 million in proceeds through our Initial Offering prior to its expiration on June 18, 2006. We raised $1.5 billion in proceeds through our Second Offering prior to its expiration on June 30, 2008.

We commenced our Third Offering on July 1, 2008, pursuant to which we are offering up to $3.5 billion in shares of common stock, including $500.0 million in shares of common stock under our dividend reinvestment plan. As of December 31, 2008, we had raised $153.3 million in proceeds through the Third Offering. As of December 31, 2008, $2,864.1 million in common shares remained available for sale pursuant to our Third Offering, exclusive of $482.6 million in common shares available under our dividend reinvestment plan. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments and Subsequent Events" in this report.

Redemptions

Pursuant to our share redemption program, we repurchase outstanding shares on a monthly basis subject to certain restrictions. During the years ended December 31, 2008, 2007 and 2006, we redeemed $58.7 million, $10.6 million and $2.3 million in shares, respectively.

Payment of Offering and Other Costs and Expenses

In addition to making investments in accordance with our investment objectives, we use our capital resources to pay the Dealer Manager and our Advisor for services they provide to us during the various phases of our organization and operations. During the offering stage, we pay the Dealer Manager selling commissions and dealer manager fees, and during our Initial and Second Offerings we reimbursed the Advisor for organizational and offering costs.

For the years ended December 31, 2008, 2007 and 2006, we paid the Dealer Manager selling commissions of $29.5 million, $53.8 million, and $34.0 million, respectively, and we paid dealer manager fees of $9.8 million, $17.4 million, and $13.4 million, respectively. All such selling commissions and a portion of such Dealer Manager fees were reallowed by HRES to participating broker dealers for their services in selling our shares.

During the year ended December 31, 2006, the Advisor incurred organizational and offering costs related to the Initial Offering totaling $6.6 million. During the year ended December 31, 2006, we made payments totaling $10.0 million to our Advisor for reimbursement of Initial Offering organizational and offering costs. The Initial Offering terminated in June 2006. No additional costs were incurred during the years ended December 31, 2008 and 2007 related to the Initial Offering.

During the years ended December 31, 2008, 2007 and 2006, the Advisor incurred organizational offering costs related to the Second Offering totaling $8.0 million, $16.6 million and $11.1 million, respectively. During the years ended December 31, 2008, 2007 and 2006, we made payments totaling $10.3 million, $19.3 million and $7.5 million, respectively, to our Advisor for reimbursement of organizational and offering costs.

The amount of organizational and offering costs, commissions and dealer manager fees we paid during the year ended December 31, 2008 decreased, as compared to the same period in 2007, primarily as a result of a decrease in capital raised through our public offerings during 2008. In addition, pursuant to the terms of the Third Offering, which commenced on July 1, 2008, we are not required to reimburse the advisor for organizational and offering costs. See "Critical Accounting Policies — Organizational and Offering Costs" above for additional information. The amount of organizational and offering costs, commissions and dealer manager fees during the year ended December 31, 2007 increased, as compared to the same period in 2006, as a result of an increase in capital raised through our Second Offering during 2007.

Advances from affiliates

In our initial quarters of operations, our Advisor advanced funds to us to allow us to pay certain of our corporate-level operating expenses. For the year ended December 31, 2006, our Advisor had advanced to or made payments on our behalf totaling $1.6 million and we made repayments totaling $2.7 million. We did not receive any advances from our Advisor after June 30, 2006 and as of December 31, 2006 we had repaid our Advisor all amounts related to these advances.

Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code of 1986 and to pay regular cash distributions to our shareholders, which is one of our investment objectives, we have declared and expect to continue to declare distributions to shareholders (as authorized by our board of directors) as of daily record dates and aggregate and pay such distributions quarterly.

From July 1, 2006 through April 30, 2008, we declared distributions (as authorized by our board of directors) equal to $0.00170959 per share, per day. We increased the dividend rate to $0.00175233 per share, per day for the months of May through December 2008. Additionally, we have declared distributions equal to $0.00175233 per share, per day for the period from January 1, 2009 through April 30, 2009. The distributions declared were authorized and set by our board of directors at a level the board believed to be appropriate based upon the board's evaluation of our assets, historical and projected levels of cash flow and results of operations, additional capital and debt anticipated to be raised or incurred and invested in the future, the historical and projected timing between receiving offering proceeds and investing such proceeds in real estate investments, and general market conditions and trends.

The table below outlines our total distributions declared to shareholders and minority interests for each of the years ended December 31, 2008, 2007 and 2006, including the breakout between the distributions paid in cash and those reinvested pursuant to our dividend reinvestment plan (all amounts are in thousands):

	Shareholders			Minority Interest
Year Ended	Cash Distributions	Dividends Reinvested	Total Declared	Total Declared
December 31, 2008	$52,297	$64,740	$117,037	$3,065
December 31, 2007	$34,092	$44,401	$ 78,493	$1,919
December 31, 2006	$11,443	$18,397	$ 29,840	$1,112

For each of the years ended December 31, 2008, 2007 and 2006, we funded our cash distributions with cash flows from operating activities and distributions received from our unconsolidated investments.

Debt Financings

We use debt financing from time to time for acquisitions and investments as well as for property improvements, tenant improvements, leasing commissions and other working capital needs. We may obtain financing at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate, depending on market conditions and other factors. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation — Economic Update" for additional information regarding the current state of the debt markets.

During 2008, we entered into $251.0 million of permanent mortgage financing related to our wholly-owned property acquisitions. We also assumed an $54.2 million mortgage related to our acquisition of the Raytheon/DirecTV Buildings and three mortgage loans totaling $31.9 million related to our acquisition of 345 Inverness Drive and the Arapahoe Business Parks. These mortgages were primarily interest-only and had terms that varied from five to eight years with a weighted average interest rate of 5.51%. In addition, we received proceeds of $395.5 million and made debt payments of $380.2 million, primarily related to borrowings under our revolver. As of December 31, 2008, our debt financing was approximately 55% of the aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund).

During 2007, we entered into $863.2 million of permanent mortgage financing related to our wholly-owned property acquisitions. These mortgages were primarily interest-only and had terms that varied from five to 10 years with a weighted average interest rate of 5.63%. In addition, we received proceeds of $416.7 million and made debt payments of $578.8 million, primarily related to borrowings under our revolver. As of December 31, 2007, our debt financing was approximately 54% of the aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund).

During 2006, we entered into $395.0 million of permanent mortgage financing related to our wholly-owned property acquisitions. We also assumed a $91.0 million mortgage related to our acquisition of Airport Corporate Center. These mortgages were primarily interest-only and had terms that varied from three to 10 years with a weighted average interest rate of 5.53%. In addition, we received proceeds of $410.2 million and made debt payments of $323.1 million, primarily related to borrowings under our revolver and made payments of $165.0 million to repay a term loan that was refinanced. As of December 31, 2006, our debt financing was approximately 53% of the aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund).

Results of Operations

Year ended December 31, 2008 compared to the Year ended December 31, 2007

Results for our Directly-Owned Properties

We owned 25 properties directly that were 95% leased as of December 31, 2008 compared to 16 properties that were 94% leased as of December 31, 2007. The following table presents the property-level revenues and expenses for the year ended December 31, 2008, as compared to the same period in 2007. Same-store properties for the year ended December 31, 2008 include all properties owned as of January 1, 2007 as well as the Laguna Buildings, which were acquired on January 3, 2007. Revenues and expenses for properties acquired after January 3, 2007 are included in "Recent Acquisitions." All amounts are in thousands, except for percentages:

	Year Ended December 31,		Change	
	2008	2007	$	%
Property revenues				
Same-store properties	$114,650	$111,088	$ 3,562	3.2%
Recent acquisitions	219,048	68,488	150,560	219.8%
Total property revenues	$333,698	$179,576	$154,122	85.8%
Property expenses(1)				
Same-store properties	$ 87,809	$ 89,191	$ (1,382)	(1.5)%
Recent acquisitions	177,369	58,457	118,913	203.4%
Total property expenses	$265,178	$147,648	$117,530	79.6%
Property revenues in excess of expenses				
Same-store properties	$ 26,841	$ 21,897	$ 4,944	22.6%
Recent acquisitions	41,679	10,031	31,648	315.5%
Total property revenues in excess of expenses	$ 68,520	$ 31,928	$ 36,592	114.6%
Interest Income/Expense				
Interest Expense	$ 83,111	$ 47,835	$ 35,276	73.7%
Interest Income	$ 3,544	5,321	$ (1,777)	(33.4)%

(1) Property expenses include property operating expenses, real property taxes, property management fees, depreciation and amortization of real estate assets and income taxes.

As indicated above, the increases in property revenues and expenses between 2008 and 2007 were primarily due to acquisitions made in those years. Revenues and expenses from our same-store properties were comparable between both years. However, the margin of property revenues in excess of property expenses for same-store properties increased to 23.4% in 2008 from 19.7% in 2007. The increase in the margins is due to increased average occupancy at our properties, a $4.6 million decrease in depreciation and amortization resulting from fully depreciated lease intangibles, offset by a $2.6 million increase in operating expenses resulting from increased utility costs.

The increase in interest expense is primarily due to increased borrowings related to our acquisitions of directly-owned properties. Average debt outstanding during the years ended December 31, 2008 and 2007 was $1,373.2 million and $848.9 million, respectively. The decrease in interest income is primarily due to a reduction in the amount of cash we held in short-term investments during delays between raising capital and acquiring real estate investments and lower interest rates.

As a result of future potential acquisitions and our recent acquisitions having less than a full period of operations, our results of operations for the year ended December 31, 2008 are not indicative of what we expect our results of operations to be in future periods.

Results for our Indirectly-Owned Properties

Our Interest in the Core Fund

As of December 31, 2008, we owned a 28.7% non-managing general partner interest in the Core Fund, which held interests in 25 properties that were 91% leased. By comparison, we owned a 32.0% interest in the Core Fund as of December 31, 2007, which held interests in 24 properties that were 92% leased.

Our equity in losses related to our investment in the Core Fund for the year ended December 31, 2008 and 2007 was $15.6 million and $8.7 million, respectively. The increase is related to the net loss of the Core Fund, which increased to $52.1 million from $26.5 million. Our equity in the Core Fund's 2008 net loss included $3.1 million resulting from an impairment charge recorded at one of the Core Fund's properties, and the remaining increase was primarily attributable to additional depreciation and amortization resulting from its recent acquisitions.

Our Interest in the Grocery-Anchored Portfolio

We acquired a 70.0% non-managing interest in the Grocery-Anchored Portfolio on November 13, 2008. Our equity in earnings related to our investment in the Grocery-Anchored Portfolio for the period from acquisition to December 31, 2008 was approximately $28,000. For the period from acquisition to December 31, 2008, the Grocery-Anchored Portfolio had net income of approximately $957,000 on revenues of $2.5 million.

Our Interest in Distribution Park Rio

We own a 50% non-managing interest in Distribution Park Rio, which we acquired in July 2007. Our equity in earnings related to our investment in Distribution Park Rio for the years ended December 31, 2008 and 2007 was approximately $2.2 million and $385,000, respectively. The increase is due to owning our interest in Distribution Park Rio for the entire year in 2008 compared to six months in 2007 and decreased amortization resulting from fully depreciated lease intangibles.

Corporate-level Activities

Corporate-level activities include results related to derivative instruments, asset management and acquisition fees, general and administrative expenses as well as other expenses which are not directly related to our property operations.

Derivative Instruments

We have entered into several forward interest rate swap transactions with HSH Nordbank as economic hedges against the variability of future interest rates on our variable interest rate borrowings. We have not designated any of these contracts as cash flow hedges for accounting purposes. The interest rate swaps have been recorded at their estimated fair value in the accompanying consolidated balance sheets as of December 31, 2008 and 2007. See Item 7A. *Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this Annual Report on Form 10-K for additional information regarding the risk of counterparty non-performance.

In addition, on February 8, 2007, we entered into a foreign currency contract related to the acquisition of Atrium on Bay, a mixed-use office and retail property located in Toronto, Ontario. The contract was entered into as an economic hedge against the variability of the foreign currency exchange rate related to our equity investment and was settled at the close of this acquisition on February 26, 2007.

The tables below provide additional information regarding each of the Company's outstanding interest rate swaps as of December 31, 2008 (all amounts are in thousands except interest rates):

Effective Date	Expiration Date	Notional Amount	Interest Rate
August 1, 2006	August 1, 2016	$185,000	5.8575%
January 12, 2007	January 12, 2017	98,000	5.2505%
May 2, 2007	May 2, 2017	119,000	5.3550%
July 19, 2007	July 19, 2017	48,000	5.9800%
August 14, 2007	August 14, 2017	70,000	6.0300%

As indicated by the table below, the increase in losses on derivative instruments is primarily due to the decrease in the fair value of the derivatives resulting from decreasing interest rates during 2008.

Period	Decrease in Fair Value	Transaction Fees	Foreign Currency Gain	Loss on Derivative Instruments, Net
Year Ended December 31, 2008	$(85,880)	$ —	$ —	$(85,880)
Year Ended December 31, 2007	$(25,750)	$(731)	$939	$(25,542)

Other Corporate-level Activities

The table below provides detail relating to our asset management and acquisition fees and general and administrative expense for the years ended December 31, 2008 and 2007. All amounts in thousands, except percentages:

	Year Ended December 31,		Change	
	2008	2007	$	%
Asset Management and Acquisition Fees	$42,012	$29,939	$12,073	40.3%
General and Administrative Expenses	$ 5,991	$ 4,570	$ 1,421	31.1%

We pay monthly asset management fees to our Advisor based on the amount of net equity capital invested in real estate investments and pay acquisition fees to our Advisor based on the purchase prices of our real estate investments. A portion of these fees is paid in cash and the remainder is satisfied through the participation interest (see Management's Discussion and Analysis — Critical Accounting Policies — Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest for additional information regarding the participation interest). The increase in asset management and acquisition fees resulted from a larger portfolio of assets under management in 2008 as a result of the acquisitions that we made during the year.

General and administrative expenses include legal and accounting fees, insurance costs, costs and expenses associated with our board of directors and other administrative expenses. Certain of these costs are variable and may increase in the future as we continue to raise capital and make additional real estate investments. The increase in general and administrative expenses is primarily due to increased costs of shareholder communications, audit and legal fees as the Company's activities and shareholder base continue to grow.

Income/Loss Allocated to Minority Interests

As of December 31, 2008 and 2007, Hines REIT owned a 97.3% and 97.6% interest in the Operating Partnership, respectively, and affiliates of Hines owned the remaining 2.7% and 2.4% interests, respectively. We allocated income of $3.1 million and $1.3 million, respectively, to the holders of these minority interests for the year ended December 31, 2008 and 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Results of Our Directly-Owned Properties

We owned 16 properties directly that were 94% leased as of December 31, 2007 compared to eight properties that were 95% leased as of December 31, 2006. We have not included a same-store analysis for 2007 compared to 2006 because there were only three properties in our portfolio that had a full year of operations in both 2007 and 2006.

Between 2006 and 2007, property operating revenues increased from $63.9 million to $179.6 million and property operating expenses (which includes property operating expenses, real property taxes, property management fees, depreciation and amortization of real estate assets and income taxes) increased from $51.2 million to $147.6 million. The increase in operating revenues and expenses between 2007 and 2006 is primarily attributable to our direct real estate acquisitions during those years, in addition to the operation of properties owned as of January 1, 2006. For example, acquisitions consummated during 2007 accounted for approximately 44% of total revenues and 35% of total expenses for that year. Acquisitions consummated during 2006 accounted for approximately 70% of total revenues and 46% of total expenses for that year.

The increase in interest expense from $18.3 million in 2006 to $47.8 million in 2007 is primarily due to increased borrowings related to our acquisitions of directly-owned properties and our investments in the Core Fund during 2007. Average debt outstanding during the years ended December 31, 2007 and 2006 was $848.9 million and $278.1 million, respectively.

The increase in interest income from $1.4 million in 2006 to $5.3 million in 2007 is primarily due to increased cash we held in short-term investments during delays between raising capital and acquiring real estate investments.

Results of Our Indirectly-Owned Properties

Our Interest in the Core Fund

As of December 31, 2007, we owned a 32.0% non-managing general partner interest in the Core Fund, which held interests in 24 properties that were 92% leased. By comparison, we owned a 34.0% interest in the Core Fund as of December 31, 2006, which held interests in 14 properties that were 94% leased.

Our equity in losses related to our investment in the Core Fund for the year ended December 31, 2007 and 2006 was $8.7 million and $3.3 million, respectively. The increase is related to the net loss of the Core Fund, which increased to $26.5 million from $9.9 million, primarily as a result of additional depreciation and amortization resulting from 2007 acquisitions and accelerated depreciation related to a redevelopment at one of its properties.

Corporate-level Activities

Corporate-level activities include results related to derivative instruments, asset management and acquisition fees, general and administrative expenses as well as other expenses which are not directly related to our property operations.

Derivative Instruments

The table below provides information regarding the Company's outstanding interest rate swaps with HSH Nordbank as of December 31, 2007 (amounts are in thousands): See Management's Discussion and Analysis — Results of Operations — Year ended December 31, 2008 compared to the Year ended December 31, 2007 — Derivative Instruments for additional information regarding our derivative instruments. As indicated by the table below, the increase in losses on derivative instruments is primarily due to the decrease in the fair value of the derivatives resulting from decreasing interest rates during 2007.

Period	Decrease in Fair Value	Transaction Fees	Foreign Currency Gain	Loss on Derivative Instruments, Net
Year Ended December 31, 2007	$(25,750)	$(731)	$939	$(25,542)
Year Ended December 31, 2006	$ (4,444)	$(862)	$ —	$ (5,306)

Other Corporate-level Activities

The table below provides detail relating to our asset management and acquisition fees and general and administrative expense for the years ended December 31, 2007 and 2006. All amounts in thousands, except percentages:

	Year Ended December 31,		Change	
	2007	2006	$	%
Asset Management and Acquisition Fees	$29,939	$17,559	$12,380	70.5%
General and Administrative Expenses	$ 4,570	$ 2,819	$ 1,751	62.1%

The increase in asset management and acquisition fees during 2007 compared to 2006 resulted from a larger portfolio of assets under management and an increase in the amount invested in real estate during 2007.

The increase in general and administrative expenses during 2007 compared to 2006 is primarily due to increased costs of shareholder communications and audit fees as the Company's activities and shareholder base continue to grow. The Company also incurred additional costs in 2007 related to compliance with the Sarbanes-Oxley Act of 2002.

Income/Loss Allocated to Minority Interests

As of December 31, 2007 and 2006, Hines REIT owned a 97.6% and 97.4% interest in the Operating Partnership, respectively, and affiliates of Hines owned the remaining 2.4% and 2.6% interests, respectively. We allocated income of $1.3 million to the holders of these minority interests for the year ended December 31, 2007. We allocated losses of $429,000 to the holders of these minority interests for the year ended December 31, 2006.

Operating Funds Generated by the Company

Operating funds generated by the Company ("OFG") is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of the Company. It includes funds generated by the operations of our real estate investments and funds used in the Company's corporate-level operations. Similar to Funds from Operations ("FFO"), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") widely recognized as a measure of operating performance, OFG excludes items such as depreciation and amortization. However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT's definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives. OFG excludes these items, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and certain other items as described in the footnotes below, and also includes items such as master lease rental receipts, which are excluded from net income (loss) and FFO, but which we consider in the evaluation of the operating performance of our real estate investments. We believe that OFG reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss). As such, we believe OFG, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how the Company's management evaluates the Company's ongoing operating performance.

However, OFG should not be considered as an alternative to net income (loss) or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund the Company's cash needs. Additionally, please see the limitations listed below associated with the use of OFG as compared to net income (loss):

- OFG excludes gains (losses) related to changes in estimated values of derivative instruments related to our interest rate swaps. Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operations.

- OFG excludes the Participation Interest component of the acquisition and asset management fees. Although we believe the settlement of this liability will be funded using proceeds from the sale of properties in the future, if we were to settle it currently it would have an impact on our operations.

- OFG excludes organizational and offering expenses and acquisition expenses payable to our Advisor. Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of the operating performance of the Company and determining OFG.

The table below summarizes OFG for the year ended December 31, 2008 and a reconciliation of such non-GAAP financial performance measure to our net income (loss) for year then ended (in thousands):

	Year Ended December 31, 2008
Net Loss	$(165,408)
Adjustments:	
Depreciation and amortization(1)	122,798
Loss on derivative instruments(2)	85,880
Participation interest expense(3)	18,648
Other components of revenues and expenses(4)	(13,431)
Master lease rents(5)	6,984
Organizational and offering expenses(6)	3,741
Acquisition fees(6)	11,141
Adjustments to equity in losses from unconsolidated entities, net(7)	47,041
Adjustments for minority interests(8)	(13)
Operating Funds Generated by the Company	$ 117,381
Operating Funds Generated by the Company Per Common Share	$ 0.64
Weighted Average Shares Outstanding	183,776

1) Represents the depreciation and amortization of various real estate assets. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

2) Represents components of net income (loss) related to the estimated changes in the values of our interest rate swap derivatives. We have excluded these changes in value from our evaluation of the operating performance of the Company and OFG because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

3) Represents the portion of the acquisition and asset management fees that are paid in equity, which we expect will be settled in the future using proceeds from the sale of properties or other non-operating sources, and which we therefore do not consider in evaluating the operating performance of the Company

and determining OFG. See "Critical Accounting Policies — Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest" for additional information.

4) Includes the following components of revenues and expenses that we do not consider in evaluating the operating performance of the Company and determining OFG for year ended December 31, 2008 (in thousands):

	Year Ended December 31, 2008
Straight-line rent adjustment(a)	$(16,388)
Amortization of lease incentives(b)	4,218
Amortization of out-of-market leases(b)	(4,336)
Amortization of deferred financing costs(b)	1,699
Other	1,376
	$(13,431)

a) Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms. We have excluded these adjustments from our evaluation of the operating performance of the Company and in determining OFG because we believe that the rent that is billable during the current period is a more relevant measure of the Company's operating performance for such period.

b) Represents the amortization of lease incentives, out-of-market leases and deferred financing costs. As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

5) Includes master lease rents related to master leases entered into in conjunction with certain asset acquisitions. In accordance with GAAP, these rents are not included in rental revenue; however, we consider this rent in evaluating the operating performance of the Company and determining OFG.

6) Represents organizational and offering expenses and acquisition fees paid to our Advisor that are expensed in our condensed consolidated statements of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness, and therefore do not consider these expenses in evaluating the operating performance of the Company and determining OFG.

7) Includes adjustments to equity in losses of unconsolidated entities, net, similar to those described in Notes 1, 4 and 5 above for our unconsolidated entities, which are necessary to convert the Company's share of income (loss) from unconsolidated entities to OFG.

8) Includes all adjustments to eliminate the minority interests' share of the adjustments to convert the Company's net income (loss) to OFG.

Set forth below is additional information related to certain items excluded from the analysis above which may be helpful in assessing our operating results:

- We received $4.0 million in net proceeds from our sale of the Williams Tower waterwall and park in December 2008. See additional information regarding this transaction in Note 3 — Real Estate Investments — Directly-owned Properties included elsewhere in this Annual Report on Form 10-K.

- Pursuant to the terms of the Grocery Anchored Portfolio joint venture agreement, we earned distributions of approximately $161,000 in excess of our pro-rata share of the joint venture's OFG.

Related-Party Transactions and Agreements

We have entered into agreements with the Advisor, Dealer Manager and Hines or its affiliates, whereby we pay certain fees and reimbursements to these entities, including acquisition fees, selling commissions, dealer-manager fees, asset and property management fees, construction management fees, reimbursement of organizational and offering costs, and reimbursement of certain operating costs, as described previously.

Off-Balance Sheet Arrangements

As of December 31, 2008 and 2007, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table lists our known contractual obligations as of December 31, 2008. Specifically included are our obligations under long-term debt agreements, operating lease agreements and outstanding purchase obligations (in thousands):

	Payments Due by Period				
Contractual Obligation	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Notes payable(1)	$188,434	$206,710	$739,106	$893,559	$2,027,809
Ground lease obligation	412	848	882	9,888	12,030
Obligation to purchase Grocery-Anchored Portfolio properties	46,400	—	—	—	46,400
Total contractual obligations	$235,246	$207,558	$739,988	$903,447	$2,086,239

(1) Notes payable includes principal and interest payments on mortgage agreements and principal payments related to the revolving credit facility outstanding as December 31, 2008. Interest payments due to HSH Nordbank were determined using effective interest rates which were fixed as a result of interest rate swaps. See "Financial Condition, Liquidity and Capital Resources — Debt Financings" for further information.

(2) Excluded from the table above is the settlement of the $45.4 million liability related to the Participation Interest. Although we expect to settle this liability in the future, we are not currently able to estimate the date on which the settlement will occur.

Recent Developments and Subsequent Events

Shareholder Redemption

During 2009, we have experienced an increase in share redemptions. From January 1, 2009 to March 2, 2009, pursuant to our share redemption plan, we redeemed approximately 6.7 million common shares and made corresponding payments totaling $63.5 million to shareholders who had requested these redemptions. Our board of directors elected to waive the monthly limitation provided by our plan for shares redeemed on March 2, 2009 and accordingly, all redemption requests were fully funded. Cash used to fund redemptions reduces our liquidity available to fund acquisitions of real estate investments and other cash needs.

Beginning with shares redeemed in March 2009 under our share redemption program, shares will be redeemed at a price of $9.15 per share rather than at our prior redemption price of $9.68 per share.

Other

From January 1, 2009 through March 20, 2009, we have received gross offering proceeds of $62.4 million from the sale of 6.2 million common shares, including $17.3 million of gross proceeds relating to 1.7 million shares sold under our dividend reinvestment plan. As of March 20, 2009, 2,818.9 million common shares remained available for sale to the public pursuant to the Third Offering, exclusive of $465.3 million common shares available under our dividend reinvestment plan.

From January 1, 2009 through March 20, 2009, we incurred $204.0 million of additional borrowings under our revolving credit facility all of which was outstanding as of March 20, 2009.

On March 11, 2009, we had a $91.0 million mortgage loan which matured and we are currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. We expect this extension to close within 30 days of March 11, 2009, however, if we are unable to do so, we expect to use cash on hand which was drawn under our revolving credit facility to retire this loan and seek longer-term financing to replace the borrowings under our revolving credit facility. The non-payment of this loan on March 11, 2009 without the extension in-place created a non-monetary default under our revolving credit facility which is subject to an automatic 30 day grace period to cure. As we believe that the extension will be executed within the 30 day grace period and we have the liquidity to retire this loan if such extension does not close, we do not believe this has a material impact to the Company.

Change in Offering Prices

Effective January 26, 2009, our board of directors authorized the following changes to the terms of the Third Offering:

- Decreased the offering price of shares of our common stock from $10.66 per share to $10.08 per share.
- Decreased the price at which shares will be issued pursuant to our dividend reinvestment plan from $10.13 per share to $9.58 per share.
- Beginning with shares redeemed in March 2009 under our redemption program, the share redemption price decreased from $9.68 per share to $9.15 per share.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks in pursuing our business plan are interest rate risk and foreign currency exchange risk.

We are exposed to the effects of interest rate changes primarily as a result of our revolving credit facility, which bears interest at a variable rate. We typically use this facility on a short-term basis to maintain liquidity and fund expansion of our real estate investment portfolio and operations. As of December 31, 2008, we had $16.0 million outstanding under this facility, and the weighted average interest rate on outstanding borrowings was 1.8%. Annual interest expense would increase $160,000 for every 1% increase in interest rates on this balance.

As of December 31, 2008, we also had $520.0 million of debt outstanding under our HSH Credit Facility, which is a variable-rate pooled mortgage facility. However, as a result of the interest rate swap agreements entered into with HSH Nordbank, these borrowings effectively bear interest at fixed rates ranging from 5.25% to 6.03%. We are exposed to credit risk of the counterparty to these interest rate swap agreements in the event of non-performance under the terms of the derivative contracts. In the event of non-performance by the counterparty, we would be subject to the variability of interest rates on the debt outstanding under the HSH Credit Facility to which our outstanding interest rate swaps relate. Please see "Debt Financings" above for more information concerning the Company's outstanding debt.

We currently have investments in Canada and Brazil and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. For all currencies we are currently a net receiver of the foreign currency (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. During 2008 we recorded a loss on foreign currency transactions of approximately $2,000 in our consolidated statement of operations. During the year ended December 31, 2007, we recorded a gain on foreign currency transactions of approximately $134,000 in our consolidated statement of operations. Generally, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at a fixed rate of interest in the local currency related to our property in Toronto, Canada. To the extent that currency fluctuations increase or decrease net operating income as translated to U.S. dollars, the change in debt service, as translated to U.S. dollars, will partially offset the effect of fluctuations in net operating income, and, to some extent, mitigate the risk from changes in foreign currency rates. Based on the Company's current operational strategies, management does not believe that variations in the foreign currency exchange rates pose a significant risk to our consolidated results of operations or financial position.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hines Real Estate Investment Trust, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Hines Real Estate Investment Trust, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hines Real Estate Investment Trust, Inc. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 31, 2009

HINES REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	(In thousands, except per share information)	
ASSETS		
Investment property, net	$2,374,007	$1,798,924
Investment in unconsolidated entities	364,374	361,157
Cash and cash equivalents	39,927	152,443
Restricted cash and marketable securities	19,732	3,463
Distributions receivable	5,275	6,890
Tenant and other receivables	43,012	28,518
Intangible lease assets, net	370,049	296,766
Deferred leasing costs, net	47,982	34,954
Deferred financing costs, net	8,993	7,638
Other assets	7,086	12,870
TOTAL ASSETS	$3,280,437	$2,703,623
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 93,364	$ 66,267
Due to affiliates	9,515	8,968
Intangible lease liabilities, net	112,371	79,465
Other liabilities	21,643	17,128
Interest rate swap contracts	116,074	30,194
Participation interest liability	45,419	26,771
Distributions payable	32,990	24,923
Notes payable	1,529,842	1,216,631
Total liabilities	1,961,218	1,470,347
Commitments and Contingencies		
Shareholders' equity:		
Preferred shares, $.001 par value; 500,000 preferred shares authorized, none issued or outstanding as of December 31, 2008 and 2007	—	—
Common shares, $.001 par value; 1,500,000 common shares authorized as of December 31, 2008 and 2007; 201,743 and 159,409 common shares issued and outstanding as of December 31, 2008 and 2007, respectively	202	159
Additional paid-in capital	1,629,033	1,358,523
Retained deficit	(303,323)	(137,915)
Accumulated other comprehensive income (loss)	(6,693)	12,509
Total shareholders' equity	1,319,219	1,233,276
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,280,437	$2,703,623

See notes to the consolidated financial statements.

HINES REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands, except per share information)		
Revenues:			
Rental revenue	$ 306,948	$166,610	$ 61,422
Other revenue	26,750	12,966	2,508
Total revenues	333,698	179,576	63,930
Expenses:			
Property operating expenses	88,418	48,221	17,584
Real property taxes	44,378	25,834	9,624
Property management fees	7,072	4,374	1,527
Depreciation and amortization	122,798	68,151	22,478
Asset management and acquisition fees	42,012	29,939	17,559
Organizational and offering expenses	3,741	7,583	5,760
General and administrative expenses	5,991	4,570	2,819
Total expenses	314,410	188,672	77,351
Income (loss) before other income (expenses), income tax provision, (income) loss allocated to minority interests and equity in losses of unconsolidated entities, net	19,288	(9,096)	(13,421)
Other Income (expenses):			
Loss on derivative instruments, net	(85,880)	(25,542)	(5,306)
Other gains (losses)	(256)	134	—
Interest expense	(83,111)	(47,835)	(18,310)
Interest income	3,544	5,321	1,409
Loss before income tax provision, (income) loss allocated to minority interests and equity in losses of unconsolidated entities, net	(146,415)	(77,018)	(35,628)
Provision for income taxes	(2,512)	(1,068)	—
(Income) loss allocated to minority interests	(3,065)	(1,266)	429
Equity in losses of unconsolidated entities, net	(13,416)	(8,288)	(3,291)
Net loss	$(165,408)	$ (87,640)	$(38,490)
Basic and diluted loss per common share:			
Loss per common share	$ (0.90)	$ (0.70)	$ (0.79)
Weighted average number of common shares outstanding	183,776	125,776	48,468

See notes to the consolidated financial statements.

HINES REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)
					(In thousands)			
BALANCE, January 1, 2006	—	—	23,046	23	199,846	(11,785)	—	188,084
Issuance of common shares	—	—	57,422	57	581,948	—	—	582,005
Redemption of common shares	—	—	(251)	—	(2,341)	—	—	(2,341)
Distributions declared	—	—	—	—	(29,840)	—	—	(29,840)
Selling commissions and dealer manager fees	—	—	—	—	(47,220)	—	—	(47,220)
Other offering costs, net	—	—	—	—	(9,613)	—	—	(9,613)
Net loss	—	—	—	—	—	(38,490)	—	(38,490)
BALANCE, December 31, 2006	—	—	80,217	$ 80	$ 692,780	$ (50,275)	—	$ 642,585
Issuance of common shares	—	—	80,307	80	834,707	—	—	834,787
Redemption of common shares	—	—	(1,115)	(1)	(10,583)	—	—	(10,584)
Distributions declared	—	—	—	—	(78,493)	—	—	(78,493)
Selling commissions and dealer manager fees	—	—	—	—	(70,938)	—	—	(70,938)
Other offering costs, net	—	—	—	—	(8,950)	—	—	(8,950)
Comprehensive Loss:								
Net loss	—	—	—	—	—	(87,640)	—	
Other comprehensive income — Foreign currency translation adjustment	—	—	—	—	—	—	12,509	
Total comprehensive loss	—	—	—	—	—	—	—	(75,131)
BALANCE, December 31, 2007	—	$—	159,409	$159	$1,358,523	$(137,915)	$ 12,509	$1,233,276
Issuance of common shares	—	—	48,435	49	507,344	—	—	507,393
Redemption of common shares	—	—	(6,101)	(6)	(58,659)	—	—	(58,665)
Distributions declared	—	—	—	—	(117,037)	—	—	(117,037)
Selling commissions and dealer manager fees	—	—	—	—	(38,765)	—	—	(38,765)
Other offering costs, net	—	—	—	—	(4,299)	—	—	(4,299)
Shares tendered for redemption	—	—	—	—	(18,074)	—	—	(18,074)
Comprehensive Loss:								
Net loss	—	—	—	—	—	(165,408)	—	
Other comprehensive loss — Foreign currency translation adjustment	—	—	—	—	—	—	(19,202)	
Total comprehensive loss	—	—	—	—	—	—	—	(184,610)
BALANCE, December 31, 2008	—	$—	201,743	$202	$1,629,033	$(303,323)	$ (6,693)	$1,319,219

See notes to the consolidated financial statements.

HINES REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(165,408)	$ (87,640)	$ (38,490)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	125,419	68,599	25,130
Non-cash compensation expense	31	28	31
Equity in losses of unconsolidated entities, net	13,415	8,288	3,291
Distributions received from unconsolidated entities	2,154	385	—
Income (loss) allocated to minority interests	3,065	1,266	(429)
Accrual of organizational and offering expenses	3,741	7,583	5,760
Other (gains) losses	256	(134)	—
Loss on derivative instruments	85,880	25,542	5,306
Net change in operating accounts	(27,919)	(6,727)	7,063
Net cash provided by operating activities	40,634	17,190	7,662
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments in unconsolidated entities	(51,977)	(86,851)	(209,339)
Distributions received from unconsolidated entities in excess of equity in earnings	27,440	25,955	14,809
Investments in property	(553,550)	(1,057,164)	(462,270)
Investments in master leases	(2,424)	(11,537)	—
Master lease rent receipts	6,984	5,870	—
Additions to other assets	(4,884)	(10,000)	(8,858)
Settlement of foreign currency hedge	—	939	—
Proceeds from sale of land and improvements	4,044	—	—
Increase in restricted cash and marketable securities	(12,823)	(712)	(2,483)
Acquired lease intangibles	(114,431)	(118,257)	(124,546)
Net cash used in investing activities	(701,621)	(1,251,757)	(792,687)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in other liabilities	(1,630)	(645)	1,157
Proceeds from issuance of common stock	446,291	797,315	568,465
Redemptions of common shares	(58,665)	(10,584)	(2,341)
Payments of selling commissions and dealer manager fees	(39,328)	(71,218)	(47,444)
Payments of organizational and offering expenses	(10,291)	(19,304)	(17,497)
Proceeds from advances from affiliate	—	—	1,602
Payment on advances from affiliate	—	—	(2,685)
Distributions paid to shareholders and minority interests	(50,965)	(29,324)	(9,372)
Proceeds from notes payable	646,500	1,279,915	805,220
Payments on notes payable	(380,157)	(578,773)	(488,120)
Increase in security deposit liability, net	297	22	11
Additions to deferred financing costs	(2,428)	(3,400)	(6,243)
Payments related to forward interest swaps	—	(731)	(862)
Net cash provided by financing activities	549,624	1,363,273	801,891
Effect of exchange rate changes on cash	(1,153)	715	—
Net change in cash and cash equivalents	(112,516)	129,421	16,866
Cash and cash equivalents, beginning of year	152,443	23,022	6,156
Cash and cash equivalents, end of year	$ 39,927	$ 152,443	$ 23,022

See notes to the consolidated financial statements.

1. Organization

Hines Real Estate Investment Trust, Inc., a Maryland corporation ("Hines REIT" and, together with its consolidated subsidiaries, the "Company"), was formed on August 5, 2003 under the General Corporation Law of the state of Maryland for the purpose of engaging in the business of investing in and owning interests in real estate. The Company operates and intends to continue to operate in a manner to qualify as a real estate investment trust ("REIT") for federal income tax purposes. The Company is structured as an umbrella partnership REIT under which substantially all of the Company's current and future business is and will be conducted through a majority-owned subsidiary, Hines REIT Properties, L.P. (the "Operating Partnership"). Hines REIT is the sole general partner of the Operating Partnership. Subject to certain restrictions and limitations, the business of the Company is managed by Hines Advisors Limited Partnership (the "Advisor"), an affiliate of Hines Interests Limited Partnership ("Hines"), pursuant to the advisory agreement the Company entered into with the Advisor (the "Advisory Agreement").

Public Offering

Hines REIT commenced its initial public offering on June 18, 2004 through which it raised $527.5 million prior to its expiration on June 18, 2006. The Company commenced its second public offering on June 19, 2006 through which it raised approximately $1.5 billion of gross proceeds prior to its expiration on June 30, 2008.

The Company commenced its third public offering (the "Third Offering") on July 1, 2008 pursuant to which it is offering up to $3.5 billion in shares of common stock including $500.0 million in shares of common stock under its dividend reinvestment plan. As of December 31, 2008, Hines REIT had raised $153.3 million in proceeds through the Third Offering.

As of December 31, 2008, $2,864.1 million in common shares remained available for sale pursuant to the Third Offering, exclusive of $482.6 million in common shares available under the dividend reinvestment plan.

Hines REIT contributes all net proceeds from its public offerings to the Operating Partnership in exchange for partnership units in the Operating Partnership. As of December 31, 2008 and 2007, Hines REIT owned a 97.3% and 97.6%, respectively, general partner interest in the Operating Partnership.

Minority Interests

Hines 2005 VS I LP, an affiliate of Hines, owned a 0.5% and 0.7% interest in the Operating Partnership as of December 31, 2008 and 2007, respectively. HALP Associates Limited Partnership ("HALP") owned a 2.2% and 1.7% interest in the Operating Partnership as of December 31, 2008 and 2007, respectively, as a result of a profits interest in the Operating Partnership (the "Participation Interest"). See Note 8 for additional information regarding the Participation Interest.

Investment Property

As of December 31, 2008, the Company owned direct and indirect investments in 59 properties. These properties consisted of 45 U.S. office properties, one mixed-use office and retail complex in Toronto, Ontario, one industrial property in Dallas, Texas, four industrial properties in Brazil and a portfolio of eight grocery-anchored shopping centers located throughout the southeastern United States.

The Company makes investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities, such as through its investment in Hines US Core Office Fund LP (the "Core Fund") in which it owns a 28.7% non-managing general interest. The Core Fund is a partnership organized in August 2003 by Hines to invest in existing "core" office properties in the United States that Hines believes are desirable long-term "core" holdings. The Company also owns a 70% interest in a portfolio of eight grocery-anchored shopping centers indirectly through a joint venture with Weingarten Realty Investors. In addition, the Company owns a 50% interest in Distribution Park Rio, an industrial property in Rio de Janeiro, Brazil, indirectly through a joint venture with a Hines affiliate. See further discussion in Note 4.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its assumptions and estimates on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Additionally, application of the Company's accounting policies involves exercising judgments regarding assumptions as to future uncertainties. Actual results may differ from these estimates under different assumptions or conditions.

Basis of Presentation

The consolidated financial statements of the Company included in this annual report include the accounts of Hines REIT, the Operating Partnership (over which Hines REIT exercises financial and operating control) and the Operating Partnership's wholly-owned subsidiaries (see Note 4), as well as the related amounts of minority interest. All intercompany balances and transactions have been eliminated in consolidation.

The Company evaluates the need to consolidate joint ventures based on standards set forth in the Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities,* and American Institute of Certified Public Accountants' Statement of Position 78-9 ("SOP 78-9"), *Accounting for Investments in Real Estate Ventures*, and Emerging Issues Task Force No. 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights.* In accordance with this accounting literature, the Company will consolidate joint ventures that are determined to be variable interest entities for which it is the primary beneficiary. The Company will also consolidate joint ventures that are not determined to be variable interest entities, but for which it exercises significant control over major operating decisions through substantive participation rights, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

The Company's investments in partially owned real estate joint ventures and partnerships are reviewed for impairment, periodically, if events or circumstances change indicating that the carrying amount of theses investments may not be recoverable. The ultimate realization of the Company's investments in partially owned real estate joint ventures and partnerships is dependent on a number of factors, including the performance of each investment and market conditions. In accordance with the Accounting Principles Board's APB 18, "The Equity Method of Accounting for Investments in Common Stock," the Company will record an impairment charge if it is determined that a decline in the value of an investment is other than temporary. Based on the Company's analysis of the facts and circumstances during each reporting period, no impairment was recorded for the years ended December 31, 2008, 2007 and 2006. However, if conditions in the capital and real estate markets continue to deteriorate, the Company may record impairment on these investments in the future.

Comprehensive Loss

The Company reports comprehensive loss in its consolidated statements of shareholders' equity. Comprehensive loss was $184.6 million for the year ended December 31, 2008 resulting from the Company's net loss of $165.4 million and its foreign currency translation adjustment of $19.2 million. Comprehensive loss was

$75.1 million for the year ended December 31, 2007 resulting from the Company's net loss of $87.6 million offset by its foreign currency translation adjustment of $12.5 million. See "International Operations" below for additional information.

International Operations

The Canadian dollar is the functional currency for the Company's subsidiaries operating in Toronto, Ontario and the Brazilian real is the functional currency for the Company's subsidiaries operating in Brazil. The Company's foreign subsidiaries have translated their financial statements into U.S. dollars for reporting purposes. Assets and liabilities are translated at the exchange rate in effect as of the balance sheet date. The Company translates income statement accounts using the average exchange rate for the period and significant nonrecurring transactions using the rate on the transaction date. As described above, these translation gains or losses are included in accumulated other comprehensive income as a separate component of shareholders' equity.

The Company's international subsidiaries may have transactions denominated in currencies other than their functional currency. In these instances, assets and liabilities are remeasured into the functional currency using the exchange rate in effect at the date of the transaction. These gains or losses are included in the Company's results of operations.

The Company's subsidiaries also record gains or losses in the income statement when a transaction with a third party, denominated in a currency other than the entity's functional currency, is settled and the functional currency cash flows realized are more or less than expected based upon the exchange rate in effect when the transaction was initiated.

Investment Property

Real estate assets owned directly by the Company are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized. Maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment each reporting period if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. At December 31, 2008, management believes no such impairment has occurred for the Company's directly-owned assets (see discussion of the impairment of one of the Core Fund's assets in Note 4 below). The determination of whether investment property is impaired requires a significant amount of judgment by management and is based on the best information available to management at the time of the evaluation. If market conditions continue to deteriorate and result in lower valuations or reduced cash flows of our properties, impairment charges may be recorded in future periods.

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in the Company's results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by independent appraisers are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations and mortgage notes payable. Values of buildings and improvements will be determined on an as if vacant basis. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases are the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining terms of the respective leases, which includes periods covered by bargain renewal options.

Acquired above-and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which includes periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of out-of-market lease value is charged to rental revenue.

Acquired above- and below-market ground lease values are recorded based on the difference between the present value (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management's estimate of fair market value of land under the ground leases. The capitalized above- and below-market lease values are amortized as adjustments to ground lease expense over the remaining terms of the respective leases, which includes periods covered by bargain renewal options.

Management estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). Management has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note's outstanding principal balance is amortized over the life of the mortgage note payable.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash and Marketable Securities

As of December 31, 2008 and 2007, the Company had restricted cash of $17.0 million and $3.5 million, respectively, related to certain escrows required by one or more of the Company's mortgage agreements. In addition, the Company had restricted marketable securities of $2.7 million at December 31, 2008, related to one of the Company's lease agreements. This amount was invested in a certificate of deposit in August 2008, which matured in February 2009.

Concentration of Credit Risk

As of December 31, 2008 and 2007, the Company had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. Management regularly monitors the financial stability of these financial institutions in an effort to manage the Company's exposure to any significant credit risk in cash and cash equivalents or restricted cash. The Federal Deposit Insurance Corporation (the "FDIC") generally only insures limited amounts per depositor per insured bank. Beginning October 3, 2008 through December 31, 2009, the FDIC insures amounts up to $250,000 per depositor per insured bank. On January 1, 2010, the standard coverage limit will return to $100,000 for most deposit categories. Unlimited deposit insurance coverage is available to the Company's non-interest bearing transaction accounts held at those institutions participating in the FDIC's Temporary Liquidity Guarantee Program through December 31, 2009.

Tenant and Other Receivables

Receivable balances outstanding consist primarily of base rents, tenant reimbursements and receivables attributable to straight-line rent (see Note 2 — Revenue Recognition). An allowance for the uncollectible portion of tenant and other receivables is determined based upon an analysis of the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Tenant and other receivables are shown at cost in the consolidated balance sheets, net of allowance for doubtful accounts of approximately $956,000 and $90,000, at December 31, 2008 and 2007, respectively.

Deferred Leasing Costs

Direct leasing costs, primarily consisting of third-party leasing commissions and tenant inducements, are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as an offset to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense.

The determination of who owns the tenant improvements for accounting purposes is subject to significant judgment. In making that determination, the Company considers many factors. No one factor, however, necessarily establishes the determination.

Tenant inducement amortization was approximately $4.2 million, $2.0 million and $685,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and was recorded as an offset to rental revenue. In addition, the Company recorded approximately $1.7 million, $709,000 and $137,000 as amortization expense related to other direct leasing costs for the years ended December 31, 2008, 2007 and 2006, respectively.

On December 8, 2006, Norwegian Cruise Line ("NCL") signed a lease renewal for its space in Airport Corporate Center, an office property located in Miami, Florida. In connection with this renewal, the Company committed to funding $10.4 million of construction costs related to NCL's expansion and refurbishment of its space, to be paid in future periods. As of December 31, 2008, $5.4 million of this commitment remained unfunded and is recorded in accounts payable and accrued expenses in the accompanying balance sheet.

On March 13, 2008, the Company acquired the Raytheon/DirecTV Buildings, a two-building office complex located in El Segundo, California. In connection with this acquisition, the Company assumed a commitment to fund $11.5 million of construction costs to the Raytheon Corporation. As a of December 31, 2008, $8.0 million of this commitment remained unfunded and is recorded in accounts payable and accrued expenses in the accompanying balance sheet accordingly.

Deferred Financing Costs

Deferred financing costs as of December 31, 2008, 2007 and 2006 consist of direct costs incurred in obtaining debt financing (see Note 5), including the financing fees paid to our Advisor (see Note 8). These costs are being amortized into interest expense on a straight-line basis, which approximates the effective interest method, over the terms of the obligations. For the years ended December 31, 2008, 2007 and 2006, approximately $1.7 million, $1.2 million and $967,000, respectively, of deferred financing costs were amortized and recorded in interest expense in the accompanying consolidated statements of operations.

Other Assets

Other assets includes the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Property acquisition escrow deposit	$4,885	$10,000
Prepaid insurance	1,221	1,056
Mortgage loan deposits	—	904
Other	980	910
Total	$7,086	$12,870

Organizational and Offering Costs

Initial Offering

The Company commenced its initial public offering (the "Initial Offering") on June 18, 2004. Certain organizational and offering costs associated with the Initial Offering were paid by the Advisor on behalf of the Company. Pursuant to an advisory agreement among Hines REIT, the Operating Partnership and the Advisor during the Initial Offering, the Company was obligated to reimburse the Advisor in an amount equal to the lesser of actual organizational and offering costs incurred related to the Initial Offering or 3.0% of the gross proceeds raised from the Initial Offering.

As of December 31, 2006, the Advisor had incurred on behalf of the Company organizational and offering costs related to the Initial Offering of $43.3 million of which $23.0 million relates to the Advisor or its affiliates. These amounts include $24.2 million as of December 31, 2006 of organizational and internal offering costs, and $19.1 million as of December 31, 2006 of third-party offering costs, such as legal and accounting fees and printing costs. The initial offering was terminated on June 18, 2006.

Based on actual gross proceeds raised in the Initial Offering, the total amount of organizational and offering costs the Company was obligated to reimburse the Advisor related to the Initial Offering is $16.0 million. As a result of amounts recorded in prior periods, during the year ended December 31, 2006, organizational and internal offering costs related to the Initial Offering totaling $1.0 million incurred by the Advisor were expensed and included in the accompanying consolidated statements of operations and third-party offering costs related to the Initial Offering of $2.0 million were offset against additional paid-in capital in the accompanying consolidated statement of shareholders' equity. During the year ended December 31, 2006, organizational and internal offering costs related to the Initial Offering totaling $1.9 million and third-party offering costs related to the Initial Offering totaling $1.5 million were incurred by the Advisor but were not recorded in the consolidated financial statements because the Company was not obligated to reimburse the Advisor for these costs.

Second Offering

The Company's second public offering (the "Second Offering") commenced on June 19, 2006 and was terminated on June 30, 2008. Certain organizational and offering costs associated with the Second Offering were paid by the Advisor on the Company's behalf. Pursuant to the terms of the advisory agreement in effect for the Second Offering, the Company was obligated to reimburse the Advisor in an amount equal to the amount of actual organizational and offering costs incurred, so long as such costs, together with selling commissions and dealer-manager fees, did not exceed 15% of gross proceeds from the Second Offering. As of December 31, 2008, 2007 and 2006, the Advisor had incurred on the Company's behalf organizational and offering costs in connection with the Second Offering of $37.1 million, $29.1 million and $12.6 million, respectively (of which $15.7 million, $12.1 million and $4.7, respectively relates to the Advisor or its affiliates). These amounts include approximately $3.7 million, $7.6 million and $4.7 million of internal offering costs, which have been expensed in the accompanying consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, $4.3 million, $9.0 million and $6.4 million of third-party offering costs for the years ended December 31, 2008, 2007 and 2006, respectively, have been offset against net proceeds of the Second Offering within additional paid-in capital.

Third Offering

The Company commenced the Third Offering on July 1, 2008. During the years ended December 31, 2008 and 2007, the Advisor incurred approximately $11.7 million and $394,000, respectively, of organizational and offering costs related to the Third Offering. Pursuant to the terms of the advisory agreement in effect for the Third Offering, the Company is not obligated to reimburse the Advisor for organizational and offering costs related to the Third Offering. Additionally, the Advisor is not a shareholder of the Company. Accordingly, no such amounts have been recorded in the accompanying consolidated financial statements.

Revenue Recognition

The Company recognizes rental revenue on a straight-line basis over the life of the lease including rent holidays and bargain renewal options, if any. Straight-line rent receivable in the amount of $28.6 million and $12.7 million as of December 31, 2008 and 2007, respectively, consisted of the difference between the tenants' rents calculated on a straight-line basis from the date of acquisition or lease commencement over the remaining terms of the related leases and the tenants' actual rents due under the lease agreements and is included in tenant and other receivables in the accompanying consolidated balance sheets. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant lease provision. Revenues relating to lease termination fees are generally recognized at the time that a tenant's right to occupy the space is terminated and when the Company has satisfied all obligations under the agreement.

Stock-based Compensation

Under the terms of the Employee and Director Incentive Share Plan, the Company grants each independent member of its board of directors 1,000 restricted shares of common stock on the date of their election or re-election to the board. The restricted shares granted each year fully vest upon completion of each director's annual term. In accordance with the provisions of Statement No. 123, *Accounting for Stock-Based Compensation* (as amended) ("SFAS 123R"), the Company recognizes the expense related to these shares over the vesting period. For the years ended December 31, 2008, 2007 and 2006, amortization of stock compensation expense recorded by the Company was insignificant.

Income Taxes

Hines REIT has elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In addition, as of December 31, 2008 and 2007 the Company owned an investment in the Core Fund, which has invested in properties through other entities that have elected to be taxed as REITs. Hines REIT's management believes that the Company and the applicable entities in the Core Fund are organized and operate in such a manner as to qualify for treatment as REITs and intend to operate in the foreseeable future in such a manner so that they will remain qualified as REITs for federal income tax purposes. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2008, 2007 and 2006 in the accompanying consolidated financial statements. Income tax expense recorded by the Company is primarily comprised of a provision for Canadian income taxes and a provision for the Texas margin tax, both of which are discussed below.

In connection with the operation of Atrium on Bay, an office property located in Toronto, Ontario, the Company has recorded an income tax provision for Canadian income taxes of $2.0 million and $1.0 million for the years ended December 31, 2008 and 2007, respectively, in accordance with Canadian tax laws and regulations.

The Company also recorded an income tax provision for the Texas margin tax related to its properties located in Texas. As a result, the Company recorded approximately $547,000 for the year ended December 31, 2008. The related income tax expense was insignificant for the years ended December 31, 2007 and 2006.

Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities of the Canadian taxpayer for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities are as follows:

	December 31,	
	2008	2007
Deferred tax liabilities:		
Fixed and intangible assets	$1,186	$572
Rental timing differences	328	423
Total deferred tax liabilities	1,514	995
Deferred tax asset:		
None	—	—
Valuation allowance for deferred tax assets	—	—
Deferred tax assets, net of valuation allowance	—	—
Net deferred tax liabilities	$1,514	$995

Redemption of Common Stock

The Company has adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. Management believes that shares tendered for redemption by the holder under the Company's share redemption program do not represent a mandatory obligation until such redemptions are approved. At such time, the Company will reclassify such obligations from equity to an accrued liability based upon their respective settlement values. The Company has recorded a liability of $18.1 million in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of December 31, 2008 related to 1.9 million shares tendered for redemption and approved by the board of directors, but which were not redeemed until January 2009.

Per Share Data

Loss per common share is calculated by dividing the net loss for each period by the weighted average number of common shares outstanding during such period. Losses per common share on a basic and diluted basis are the same because the Company has no potential dilutive common shares outstanding.

Reclassifications

The Company has revised the presentation of investment property to exclude the value associated with leases in place at the time an investment property is acquired as shown in the condensed consolidated balance sheet to be consistent with a majority of others in the industry. As a result, certain reclassifications have been made to the 2007 consolidated balance sheet and the consolidated statement of cash flows for the years ended December 31, 2007 and 2006 to be consistent with the 2008 presentation. Specifically, $253.0 million of net book value of in-place leases has been reclassified from investment property to intangible lease assets as of December 31, 2007 in the condensed consolidated balance sheet and $175.3 million and $110.1 million was reclassified from investments in property to acquired lease intangibles in the condensed consolidated statement of cash flows for the years ended December 31, 2007 and 2006, respectively. Management believes this change in presentation is appropriate given the practices of many of the Company's industry peers, although it does not believe this change is necessary for the fair presentation of the Company's financial statements

Recent Accounting Pronouncements

The Company adopted SFAS No. 157, *Fair Value Measurements*, in the first quarter of 2008 regarding its financial assets and liabilities. The FASB has issued Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, and delays implementation by the Company until January 1, 2009. The adoption of the provisions of SFAS 157 relating to nonfinancial assets and liabilities did not have a significant material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. We have adopted this standard effective January 1, 2008 and elected not to measure any of our current eligible financial assets or liabilities at fair value upon adoption; however, we may elect to measure future eligible financial assets or liabilities at fair value.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific acquisition-related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Management expects SFAS No. 141R will have a significant impact in future periods to the extent that real estate acquisitions are significant.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"). SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. Management is currently assessing the impact of SFAS No. 160 on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133* ("SFAS No. 161"). This statement contains disclosure requirements regarding an entity's derivative instruments and hedging activities such as: (i) how and why they are used; (ii) how they are accounted for and (iii) how they affect an entity's financial statements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Implementation of SFAS No. 161 will result in certain additional disclosures to be included in our consolidated financial statements.

In October 2008, the FASB issued Staff Position No. 157-3 *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of FASB Statement No. 157, *Fair Value Measurements,* in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The issuance of FSP 157-3 did not have a significant impact on the Company's consolidated financial statements.

3. Real Estate Investments

The following table provides summary information regarding the properties in which the Company owned interests as of December 31, 2008. All assets which are 100% owned by the Company are referred to as "directly-owned properties". All other properties are owned indirectly through the Company's investments in the Grocery-Anchored Portfolio, the Core Fund and Distribution Park Rio as discussed below.

Direct Investments

Property	City	Date Acquired	Leasable Square Feet (Unaudited)	Percent Leased (Unaudited)	Our Effective Ownership(1)
321 North Clark	Chicago, Illinois	04/2006	885,664	99%	100%
Distribution Park Araucaria	Curitiba, Brazil	12/2008	459,587	100%	100%
Citymark	Dallas, Texas	08/2005	220,079	96%	100%
4055/4055 Corporate Drive	Dallas, Texas	05/2008	643,429	100%	100%
JPMorgan Chase Tower	Dallas, Texas	11/2007	1,247,782	89%	100%
345 Inverness Drive	Denver, Colorado	12/2008	175,287	100%	100%
Arapahoe Business Park	Denver, Colorado	12/2008	309,450	93%	100%
Raytheon/DIRECTV Buildings	El Segundo, California	03/2008	550,579	100%	100%
Watergate Tower IV	Emeryville, California	12/2006	344,433	100%	100%
Williams Tower	Houston, Texas	05/2008	1,480,623	95%	100%
2555 Grand	Kansas City, Missouri	02/2008	595,607	100%	100%
One Wilshire	Los Angeles, California	08/2007	661,553	99%	100%
3 Huntington Quadrangle	Melville, New York	07/2007	407,731	87%	100%
Airport Corporate Center	Miami, Florida	01/2006	1,021,397	90%	100%
Minneapolis Office/Flex Portfolio	Minneapolis, Minnesota	09/2007	766,039	85%	100%
3400 Data Drive	Rancho Cordova, California	11/2006	149,703	100%	100%
Daytona Buildings	Redmond, Washington	12/2006	251,313	100%	100%
Laguna Buildings	Redmond, Washington	01/2007	464,701	100%	100%
1515 S Street	Sacramento, California	11/2005	348,881	99%	100%
1900 and 2000 Alameda	San Mateo, California	06/2005	253,141	95%	100%

Property	City	Date Acquired	Leasable Square Feet (Unaudited)	Percent Leased (Unaudited)	Our Effective Ownership(1)
Distribution Park Elouveira	Sao Paolo, Brazil	12/2008	534,794	100%	100%
Distribution Park Vinhedo	Sao Paolo, Brazil	12/2008	609,474	100%	100%
Seattle Design Center	Seattle, Washington	06/2007	390,684	89%	100%
5th and Bell	Seattle, Washington	06/2007	197,135	100%	100%
Atrium on Bay	Toronto, Ontario	02/2007	1,077,961	98%	100%
Total for Directly-Owned Properties			14,047,027	95%	
Indirect Investments					
Core Fund Investment					
One Atlantic Center	Atlanta, Georgia	07/2006	1,100,312	82%	23.27%
The Carillon Building	Charlotte, North Carolina	07/2007	470,942	97%	23.27%
Charlotte Plaza	Charlotte, North Carolina	06/2007	625,026	96%	23.27%
One North Wacker	Chicago, Illinois	03/2008	1,373,754	98%	23.27%
Three First National Plaza	Chicago, Illinois	03/2005	1,420,118	92%	18.62%
333 West Wacker	Chicago, Illinois	04/2006	845,210	94%	18.57%
One Shell Plaza	Houston, Texas	05/2004	1,230,395	100%	11.64%
Two Shell Plaza	Houston, Texas	05/2004	565,467	97%	11.64%
425 Lexington Avenue	New York, New York	08/2003	700,034	100%	11.67%
499 Park Avenue	New York, New York	08/2003	288,722	100%(3)	11.67%
600 Lexington Avenue	New York, New York	02/2004	285,605	93%	11.67%
Renaissance Square	Phoenix, Arizona	12/2007	965,508	89%	23.27%
Riverfront Plaza	Richmond, Virginia	11/2006	951,421	100%	23.27%
Johnson Ranch Corporate Centre	Roseville, California	05/2007	179,990	64%	18.57%
Roseville Corporate Center	Roseville, California	05/2007	111,418	91%	18.57%
Summit at Douglas Ridge	Roseville, California	05/2007	185,128	78%	18.57%
Olympus Corporate Centre	Roseville, California	05/2007	191,494	40%	18.57%
Douglas Corporate Center	Roseville, California	05/2007	214,606	78%	18.57%
Wells Fargo Center	Sacramento, California	05/2007	502,365	98%	18.57%
525 B Street	San Diego, California	08/2005	446,737	81%	23.27%
The KPMG Building	San Francisco, California	09/2004	379,328	100%	23.27%
101 Second Street	San Francisco, California	09/2004	388,370	91%(4)	23.27%
720 Olive Way	Seattle, Washington	01/2006	300,710	94%	18.57%
1200 19th Street	Washington, D.C.	08/2003	328,154(2)	28%	11.67%
Warner Center	Woodland Hills, California	10/2006	808,274	90%	18.57%
Total for Core Fund Properties			14,859,088	91%(5)	
Grocery-Anchored Portfolio					
Bellaire Boulevard Center	Bellaire, Texas	11/2008	35,081	100%	70%
Champions Village	Houston, Texas	11/2008	404,820	92%	70%
King's Crossing	Kingwood, Texas	11/2008	126,397	97%	70%
Oak Park Village	San Antonio, Texas	11/2008	64,287	100%	70%
Cherokee Plaza	Atlanta, Georgia	11/2008	99,751	100%	70%
University Palms Shopping Center	Oviedo, Florida	11/2008	99,172	99%	70%
Commons at Dexter Lakes	Memphis, Tennessee	11/2008	228,496	92%	70%
Mendenhall Commons	Memphis, Tennessee	11/2008	79,871	97%	70%
Total for Grocery-Anchored Portfolio			1,137,875	95%	
Other					
Distribution Park Rio	Rio de Janeiro, Brazil	07/2007	693,115	99%	50%
Total for All Properties			30,737,105	93%(6)	

(1) This percentage shows the effective ownership of the Operating Partnership in the properties listed. On December 31, 2008, Hines REIT owned a 97.3% interest in the Operating Partnership as its sole general partner. Affiliates of Hines owned the remaining 2.7% interest in the Operating Partnership. In addition, the Company owned an approximate 28.7% non-managing general partner interest in the Core Fund as of

December 31, 2008. The Core Fund does not own 100% of these properties; its ownership interest in its properties ranges from 40.6% to 81.1%.

(2) This square footage amount includes three floors which are being added to the building and are currently under construction. The construction is expected to be completed in April 2009.

(3) On December 16, 2008, Dreier LLP, a law firm tenant that leased 101,604 square feet of space at 499 Park Avenue, filed for bankruptcy. On February 18, 2009, the U.S. Bankruptcy court rejected the lease effective January 31, 2009, thus terminating the lease. This tenant has stopped paying rent and will have completely vacated this space by the end of March 2009. However, the leased percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Dreier space was treated as vacant, the percentage leased at this property would have been approximately 65% as of December 31, 2008.

(4) On October 28, 2008, a law firm tenant that leased 145,158 square feet of space at 101 Second Street, Thelen LLP, dissolved its business. Thelen LLP ceased paying rent after October 31, 2008 and has vacated the space. In connection with its wind-up and dissolution on January 10, 2009, Thelen agreed to a new short-term lease and is occupying two floors, or 37,592 square feet of space, through March 31, 2009 (after which it is expected to completely vacate the space). However, the leasing percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Thelen space was treated as vacant, the percentage leased at this property would have been approximately 54% as of December 31, 2008.

(5) Assuming the changes described in notes 3 and 4 above, the Core Fund's properties would have been approximately 90% leased as of December 31, 2008.

(6) This amount represents the percentage leased assuming the Company owns a 100% interest in each of these properties. The percentage leased based on the Company's effective ownership interest in each property is 95%

Directly-owned Properties

Investment property consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Buildings and improvements	$1,987,184	$1,481,541
Less: accumulated depreciation	(75,783)	(32,395)
Buildings and improvements, net	1,911,401	1,449,146
Land	462,606	349,778
Investment property, net	$2,374,007	$1,798,924

On May 1, 2008, the Company acquired: Williams Tower, a 64-story office building with an adjacent parking garage located in the Galleria/West Loop submarket of Houston, Texas; a 47.8% undivided interest in a 2.8-acre park and waterwall adjacent to Williams Tower; and a 2.3-acre land parcel located across the street from Williams Tower on Post Oak Blvd. The balance of the interest in the park and waterwall is owned by an affiliate of Hines.

The total purchase price for Williams Tower was $271.9 million, including the contract purchase price of $271.5 million and transaction costs of approximately $0.4 million, and was funded using proceeds from the Company's public offering and proceeds from its revolving line of credit.

In December 2008, the Company and the Hines affiliate sold the 2.8 acre park and waterwall to an unrelated third party. The total sales price was $8.5 million, and the net proceeds to the Company were $4.0 million. The Company's basis in the property was approximately $4.3 million, of which $4.1 million was assigned to land and $152,000 was assigned to the waterwall. As a result of the sale, the Company recognized an impairment of $254,000 which is reflected in the line item "Other gains (losses)" in the accompanying statement of operations. Subsequent to the sale, the Company entered into an agreement with the buyer which will require the Company to continue to manage the daily activities of the park and waterwall. The Company will be responsible for certain maintenance costs, a majority of which are collected from the tenants of Williams Tower through operating expense recoveries, and the buyer will be responsible for all capital improvements and costs associated with the waterwall operations. The results of operations from the park and waterwall for 2008 were a loss of approximately $52,000. These operations are classified in the accompanying statement of operations as continuing operations, due to the fact that these expenses and revenues will continue to be recognized by the Company in future periods given the management agreement entered into between the Company and the buyer.

The following table summarizes the estimated fair values of the assets and liabilities acquired with the Williams Tower acquisition (in thousands):

Property	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Total Purchase Price
Williams Tower	$57,777	$185,184	$58,880	$(29,987)	$271,854

In addition, the Company acquired the following properties during the year ended December 31, 2008:

City	Property	Date Acquired	Allocated Purchase Price
			(In millions)
Kansas City, Missouri	2555 Grand	February 2008	$156.0
El Segundo, California	Raytheon/DirecTV Buildings	March 2008	$131.8
Dallas, Texas	4050/4055 Corporate Drive	May 2008	$ 42.9
Curitiba, Brazil	Distribution Park Araucaria	December 2008	$ 32.8
Sao Paolo, Brazil	Distribution Park Elouveira	December 2008	$ 40.4
Sao Paolo, Brazil	Distribution Park Vinhedo	December 2008	$ 41.8
Denver, Colorado	345 Inverness Drive	December 2008	$ 25.7
Denver, Colorado	Arapahoe Business Parks	December 2008	$ 40.9

As of December 31, 2008, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$ 424,063	$ 61,228	$138,577
Less: accumulated amortization	(100,453)	(14,789)	(26,206)
Net	$ 323,610	$ 46,439	$112,371

As of December 31, 2007, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$302,530	$52,450	$ 91,455
Less: accumulated amortization	(49,564)	(8,650)	(11,990)
Net	$252,966	$43,800	$ 79,465

Amortization expense was $76.3 million, $43.0 million and $15.0 million for in-place leases for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization of out-of-market leases, net, was an increase to rental revenue of $4.3 million and $3.2 million, respectively for the years ended December 31, 2008 and 2007. Amortization of out-of-market leases, net, was a decrease to rental revenue of approximately $263,000 for the year ended December 31, 2006. The weighted average lease life of in-place and out-of-market leases at each of the properties acquired during 2008 was between three and 16 years.

Anticipated amortization of in-place leases and out-of-market leases, net, including out-of-market ground leases, for each of the following five years ended December 31 is as follows (in thousands):

	In-Place Leases	Out-of-Market Leases, Net
2009	$66,169	$(13,535)
2010	55,995	(12,085)
2011	48,730	(11,172)
2012	38,844	(10,222)
2013	28,836	(8,543)

In connection with its directly-owned properties, the Company has entered into non-cancelable lease agreements with tenants for space. As of December 31, 2008, the approximate fixed future minimum rentals for each of the years ending December 31, 2009 through 2013 and thereafter were as follows (in thousands):

	Fixed Future Minimum Rentals
2009	$ 232,291
2010	218,364
2011	204,114
2012	180,152
2013	132,509
Thereafter	492,935
Total	$1,460,365

Pursuant to the lease agreements with certain tenants in one of its buildings, the Company receives fees for the provision of various telecommunication-related services and the use of certain related facilities. The fixed future minimum rentals expected to be received for such services for each of the years ended December 31, 2009 through December 31, 2013 and for the period thereafter are approximately $2.7 million, $2.4 million, $2.1 million, $1.6 million, $1.1 million and $787,000, respectively. The Company has outsourced the provision of these services to a tenant in the same building, to whom it pays fees for the provision of such services. The fixed future minimum payments for such services for each of the years ended December 31, 2009 through December 31, 2013 and thereafter are approximately $907,000, $749,000, $535,000, $372,000 $260,000 and $22,000, respectively.

During the years ended December 31, 2008 and 2007, the Company did not earn more than 10% of its revenue from any individual tenant.

Approximately 10% of the rental revenue recognized during the year ended December 31, 2006 was earned from a state government agency, whose leases representing 10% of their space expire in October 2012 and whose remaining space expires in April 2013. No other tenant leased space representing more than 10% of the total rental revenue of the Company for the year ended December 31, 2006.

One of the Company's properties is subject to a ground lease, which expires on March 31, 2032. Although the lease provides for increases in payments over the term of the lease, ground rent expense accrues on a straight-line basis. The fixed future minimum ground lease payments for each of the years ended December 31, 2009 through December 31, 2013 and for the period thereafter are approximately $412,000, $420,000, $428,000, $438,000, $445,000 and $9.9 million, respectively. Ground lease expense for the years ended December 31, 2008 and 2007 was approximately $511,000 and $286,000, respectively. There was no ground lease expense for the year ending December 31, 2006.

4. Investments in Unconsolidated Entities

The Company owns indirect interests in real estate through its investments in the Grocery-Anchored Portfolio, the Core Fund and Distribution Park Rio (see below for further detail). The carrying values of its investments in these entities as of December 31, 2008 and 2007, respectively, are as follows (in thousands):

	2008	2007
Investment in the Core Fund	$290,062	$330,441
Investment in Grocery-Anchored Portfolio	51,473	—
Investment in Distribution Park Rio	22,839	30,716
Total investments in unconsolidated entities	$364,374	$361,157

The equity in earnings (losses) of the Company's unconsolidated entities for the years ended December 31, 2008, 2007 and 2006, respectively, was as follows (in thousands):

	2008	2007	2006
Equity in losses of the Core Fund	$(15,598)	$(8,673)	$(3,291)
Equity in earnings of Grocery-Anchored Portfolio	28	—	—
Equity in earnings of Distribution Park Rio	2,154	385	—
Total equity in losses of unconsolidated entities, net	$(13,416)	$(8,288)	$(3,291)

The table below presents the activity of the Company's unconsolidated entities for the year ended December 31, 2008 (in thousands):

	Core Fund	Grocery-Anchored Portfolio	Distribution Park Rio
Balance as of January 1, 2008	$330,441	$ —	$30,716
Contributions	—	51,977	—
Distributions	(24,781)	(532)	(2,662)
Equity in earnings (losses)	(15,598)	28	2,154
Effect of exchange rate	—	—	(7,369)
Balance as of December 31, 2008	$290,062	$51,473	$22,839

Investment in the Core Fund

The Core Fund is a partnership organized in August 2003 by Hines to invest in existing core office properties in the United States that Hines believes are desirable long-term core holdings. The Core Fund owns interests in real estate assets through certain limited liability companies and limited partnerships which have mortgage financing in place. The Company owned an approximate 32.0% non-managing general partner interest in the Core Fund as of December 31, 2007, which owned interests in 24 office properties throughout the United States.

As of the year ended December 31, 2008 the Company owned an approximate 28.7% non-managing general partner interest in the Core Fund. During 2008, the Core Fund acquired an interest in one property located in Chicago, Illinois with an allocated purchase price of $563.0 million.

Consolidated condensed financial information of the Core Fund is summarized below:

Consolidated Condensed Balance Sheets of the Core Fund as of December 31, 2008 and 2007

	2008	2007
	(In thousands)	
ASSETS		
Cash	$ 114,384	$ 112,211
Investment property, net	3,444,560	3,009,012
Other assets	793,455	824,540
Total Assets	$4,352,399	$3,945,763
LIABILITIES AND PARTNERS' EQUITY		
Debt	$2,670,594	$2,313,895
Other liabilities	258,572	264,705
Minority interests	487,692	426,128
Partners' equity	935,541	941,035
Total Liabilities and Partners' Equity	$4,352,399	$3,945,763

Consolidated Condensed Statements of Operations of the Core Fund For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In thousands)	
Revenues, other income and interest income	$ 517,442	$ 423,997	$ 281,795
Property operating expenses	(226,572)	(179,198)	(128,645)
Interest expense	(139,705)	(104,587)	(68,260)
Depreciation and amortization	(196,895)	(172,045)	(87,731)
Impairment loss	(16,474)	—	—
Income tax expense	(8)	(578)	—
Loss (income) allocated to minority interests	10,104	5,924	(7,073)
Net loss	$ (52,108)	$ (26,487)	$ (9,914)

For the year ended December 31, 2008, the Core Fund recorded an impairment charge of $16.5 million related to one of its properties, Olympus Corporate Centre. This resulted in an increase in the Company's equity in losses of the Core Fund for 2008 of $3.0 million.

During the year ended December 31, 2008, the Core Fund did not earn more than 10% of its revenue from any individual tenant.

Of the total rental revenue of the Core Fund for the year ended December 31, 2007, approximately 10% was earned from one tenant that provides legal services, and whose lease expires on September 30, 2018. No other tenant leased space representing more than 10% of the total rental revenue for the year ended December 31, 2007.

Of the total rental revenue of the Core Fund for the year ended December 31, 2006, approximately:

- 11% was earned from two affiliated tenants in the oil and gas industry, whose leases expire on December 31, 2015; and
- 36% was earned from several tenants in the legal services industry, whose leases expire at various times during the years 2007 through 2027.

No other tenant leased space representing more than 10% of the total rental revenue for the year ended December 31, 2006.

Investment in the Grocery-Anchored Portfolio

On November 13, 2008, the Company acquired a 70% interest in a joint venture with a subsidiary of Weingarten Realty Investors ("Weingarten"). Concurrently, the joint venture entered into an agreement to acquire a portfolio of grocery-anchored retail centers owned by Weingarten for $271.4 million. This portfolio includes 12 retail properties anchored by grocery stores located in Texas, Georgia, Tennessee, Florida and North Carolina and consists of approximately 1.5 million square feet of rentable area that is 96% leased. The initial closing included eight properties for approximately $205.1 million. In addition to its 30% share of the joint venture equity, Weingarten provided $134.0 million of financing in the form of 6% preferred equity. $100.0 million of the preferred equity was redeemed when the joint venture closed on its $100.0 million mortgage financing from New York Life Insurance Company on December 19, 2008. The loan agreement provides for an interest-only loan and is secured by mortgages or deeds of trust and related assignments and security interests in the initial eight properties owned by the joint venture. The borrowing matures on January 10, 2014 and bears interest at a rate of 6.0%. As of the date of this report, the joint venture closed on the remaining four properties and assumed four additional loans totaling $34.6 million. Weingarten will continue to manage this portfolio for the joint venture, though the Company's approval is required for any significant actions of the joint venture.

The Company has concluded its investment in the joint venture with Weingarten qualifies as a variable interest entity ("VIE") under FIN 46(R). As described above, the joint venture is financed with a $100 million secured note, which is solely guaranteed by Weingarten. Given the Weingarten loan guarantees, the Company has determined that Weingarten is the primary beneficiary of this VIE. Therefore, the Company has not consolidated the entity. In the event that the terms of the guarantee provided by Weingarten are modified, the Company will re-evaluate its accounting treatment for this investment. As of December 31, 2008, the Company's maximum loss exposure related to this investment is $51.5 million, which is equal to the carrying value of its investment in the joint venture. The Company's maximum loss exposure is expected to change in future periods as a result of income earned, distributions received and contributions made. During the period of its involvement with the VIE, the Company has not provided financial or other support to the joint venture, which it was not previously contractually required to provide.

Investment in Distribution Park Rio

The Company owns a 50% indirect interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil, through a joint venture with Hines Calpers Brazil ("HCB"). The Company formed the joint venture in June 2007 with an initial investment of $28.9 million. The Property consists of four industrial buildings that were constructed in 2001-2007. The buildings contain 693,115 square feet of rentable area that is 100% leased.

HCB is the managing member responsible for day-to-day operations of the joint venture. However, the Company has various approval rights and must approve certain major decisions of the joint venture including, but not limited to: the direct or indirect sale of any interest in Distribution Park Rio; any financing or other indebtedness incurred by the joint venture and the creation of any lien or encumbrance on Distribution Park Rio; annual plans and budgets for the joint venture and Distribution Park Rio; and any new leases at Distribution Park Rio.

5. Debt Financing

The following table includes all of the Company's outstanding notes payable as of December 31, 2008 and December 31, 2007 (in thousands, except interest rates). Additional information regarding general terms and conditions of each of the Company's notes payable follows the table:

Description	Origination or Assumption Date	Maturity Date	Interest Rate	Principal Outstanding at December 31, 2008	Principal Outstanding at December 31, 2007
SECURED MORTGAGE DEBT					
Wells Fargo Bank, N.A. — Airport Corporate Center	1/31/2006	3/11/2009	4.775%	$ 90,852(4)	$ 90,039(4)
Metropolitan Life Insurance Company — 1515 S. Street	4/18/2006	5/1/2011	5.680%	45,000(6)	45,000(6)
Capmark Finance, Inc. — Atrium on Bay	2/26/2007	2/26/2017	5.330%	155,477(3)	193,686(3)
The Prudential Insurance Company of America — One Wilshire	10/25/2007	11/1/2012	5.980%	159,500	159,500
IXIS Real Estate Capital Inc. — Raytheon/ DIRECTV Buildings	3/13/2008	12/5/2016	5.675%(7)	52,515	—
New York State Teachers' Retirement System — 2555 Grand	4/24/2008	5/1/2013	5.375%(8)	86,000	—
New York State Teachers' Retirement System — Williams Tower	5/29/2008	6/1/2013	5.500%(9)	165,000	—
Artesia Mortgage Capital Corporation — 345 Inverness Drive	12/30/2008	12/11/2016	5.850%	13,790(10)	—
Artesia Mortgage Capital Corporation — Arapahoe Business Park I	12/30/2008	6/11/2015	5.330%	8,676(11)	—
Artesia Mortgage Capital Corporation — Arapahoe Business Park II	12/30/2008	11/11/2015	5.530%	9,411(12)	—
HSH POOLED MORTGAGE FACILITY					
HSH Nordbank — Citymark, 321 North Clark, 1900 and 2000 Alameda	8/1/2006	8/1/2016	5.8575%(2)	185,000	185,000
HSH Nordbank — 3400 Data Drive, Watergate Tower IV	1/23/2007	1/12/2017	5.2505%(2)	98,000	98,000
HSH Nordbank — Daytona and Laguna Buildings	5/2/2007	5/2/2017	5.3550%(2)	119,000	119,000
HSH Nordbank — 3 Huntington Quadrangle	7/19/2007	7/19/2017	5.9800%(2)	48,000	48,000
HSH Nordbank — Seattle Design Center/5th and Bell	8/14/2007	8/14/2017	6.0300%(2)	70,000	70,000
MET LIFE SECURED MORTGAGE FACILITY					
Met Life — JPMorgan Chase Tower/Minneapolis Office/Flex Portfolio	12/20/2007	12/20/2012	5.70%	205,000	205,000
OTHER NOTES PAYABLE					
KeyBank Revolving Credit Facility	9/9/2005	10/31/2009	Variable(1)	16,000	—
Atrium Note Payable	9/1/2004	10/1/2011	7.390%	2,621(5)	3,406(5)
				$1,529,842	$1,216,631

(1) The weighted average interest rate on outstanding borrowings under this facility was 1.8% as of December 31, 2008.

(2) The Company entered into an interest rate swap agreement which effectively fixed the interest rate of this borrowing at the specified rate. See Note 6 — Derivative Instruments for additional information regarding the Company's derivatives.

(3) The Company entered into mortgage financing in connection with its acquisition of Atrium on Bay. The mortgage agreement provided for an interest only loan with a principal amount of 190.0 million Canadian dollars. This amount was translated to U.S. dollars at a rate of $0.8183 as of December 31, 2008.

(4) This mortgage is an interest-only loan in the principal amount of $91.0 million, which the Company assumed in connection with its acquisition of Airport Corporate Center. At the time of acquisition, the fair value of this mortgage was estimated to be $88.5 million, resulting in a discount of $2.5 million. The discount is being amortized over the term of the mortgage.

(5) Note with Citicorp Vendor Finance Ltd. related to installation of certain equipment at Atrium on Bay. This amount was translated to U.S. dollars at a rate of $0.8183 as of December 31, 2008.

(6) The Company entered into mortgage financing in connection with its acquisition of 1515 S. Street. The mortgage agreement provided for an interest only loan with a principal amount of $45.0 million.

(7) The Company assumed a mortgage note in the principal amount of $54.2 million in connection with its acquisition of the Raytheon/DirecTV Buildings. At the time of acquisition, the fair value of this mortgage was estimated to be $52.9 million, resulting in a discount of $1.3 million. The discount is being amortized over the term of the mortgage.

(8) The Company entered into an interest-only loan with the New York State Teachers' Retirement System ("NYSTRS") in the principal amount of $86.0 million secured by its interest in 2555 Grand.

(9) The Company entered into an interest-only loan with NYSTRS in the principal amount of $165.0 million secured by its interest in Williams Tower.

(10) The Company assumed a $15.5 million note in connection with its acquisition of 345 Inverness Drive. The note is interest-only until June 11, 2010, at which time the principal will begin amortizing until its maturity. At the time of acquisition, the fair value of this note was estimated to be $17.2 million, resulting in a premium of $1.7 million. The premium is being amortized over the term of the note.

(11) The Company assumed a $9.75 million note in connection with its acquisition of Arapahoe Business Park I. The note is interest-only until June 11, 2010, at which time the principal will begin amortizing until its maturity. At the time of acquisition, the fair value of this note was estimated to be $10.8 million, resulting in a premium of $1.1 million. The premium is being amortized over the term of the note.

(12) The Company assumed a $10.5 million note in connection with its acquisition of Arapahoe Business Park II. At the time of acquisition, the fair value of this note was estimated to be $11.6 million, resulting in a premium of $1.1 million. The premium is being amortized over the term of the note.

Revolving Credit Facility with KeyBank National Association

The Company is party to a credit agreement with KeyBank National Association ("KeyBank"), as administrative agent for itself and various other lenders named in the credit agreement, which provides for a revolving credit facility (the "Revolving Credit Facility") with maximum aggregate borrowing capacity of up to $250.0 million. The Company established this facility to repay certain bridge financing incurred in connection with certain of its acquisitions and to provide a source of funds for future real estate investments and to fund its general working capital needs. The capacity of the Revolving Credit Facility is reduced by outstanding letters of credit with KeyBank, which totaled $9.4 million and $1.3 million at December 31, 2008 and 2007, respectively.

The Revolving Credit Facility has a maturity date of October 31, 2009, which is subject to extension at the election of the Company for two successive periods of one year each, subject to specified conditions. The facility allows, at the election of the Company, for borrowing at a variable rate or a LIBOR-based rate plus a spread ranging from 125 to 200 basis points based on prescribed leverage ratios. The Company expects to exercise its option to extend the Revolving Credit Facility prior to the maturity date in October 2009.

In addition to customary covenants and events of default, the Revolving Credit Facility provides that it shall be an event of default under the agreement if the Company's Advisor ceases to be controlled by Hines or if Hines ceases to be majority-owned and controlled, directly or indirectly, by Jeffrey C. Hines or certain members of his family. The amounts outstanding under this facility are secured by a pledge of the Operating Partnership's equity interests in entities that directly or indirectly hold real property assets, including the Company's interest in the Core Fund, subject to certain limitations and exceptions. The Company has entered into a subordination agreement with Hines and the Company's Advisor, which provides that the rights of Hines and the Advisor to be reimbursed by the Company for organizational and offering and other expenses are subordinate to the Company's obligations under the Revolving Credit Facility. The Company is not aware of any instances of noncompliance relating to covenants of the Revolving Credit Facility as of December 31, 2008.

The Company is not aware of any instances of noncompliance relating to covenants of the Revolving Credit Facility as of December 31, 2008. On March 11, 2009, the Company had a $91.0 million mortgage loan which matured, and the Company is currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. The Company expects this extension to close within 30 days of March 11, 2009, however, if it is unable to do so, it expects to use cash on hand which was drawn under the Revolving Credit Facility to retire this loan and seek longer-term financing to replace the borrowings under the Revolving Credit Facility. The non-payment of this loan on March 11, 2009 without the extension in-place created a non-monetary default under the Revolving Credit Facility which is subject to an automatic 30 day grace period to cure. As the Company believes that the extension will be executed within the 30 day grace period and it has the liquidity to retire this loan if such extension does not close, the Company does not believe this has a material impact.

Given the current economic environment, should real estate values experience further declines, it could impact the Company's ability to comply with certain covenants in the future which could limit our availability of funds under the Revolving Credit Facility.

HSH Pooled Mortgage Facility

On August 1, 2006 (as amended on January 19, 2007), certain of the Company's subsidiaries entered into a credit agreement with HSH Nordbank providing for a secured credit facility in the maximum principal amount of $520.0 million (the "HSH Credit Facility"), subject to certain borrowing limitations. The total borrowing capacity under the HSH Credit Facility was based upon a percentage of the appraised values of the properties that we selected to serve as collateral under this facility, subject to certain debt service coverage limitations. Amounts drawn under the HSH Credit Facility bear interest at variable interest rates based on one-month LIBOR plus an applicable margin. The Company purchased interest rate protection in the form of interest rate swap agreements prior to borrowing any amounts under the HSH Credit Facility to secure it against fluctuations of LIBOR. Loans under the HSH Credit Facility may be prepaid in whole or in part, subject to the payment of certain prepayment fees and breakage costs. As of December 31, 2008, the Company had $520.0 million outstanding under the HSH Credit Facility, therefore it has no remaining borrowing capacity under this facility.

The Operating Partnership provides customary non-recourse carve-out guarantees under the HSH Credit Facility and limited guarantees with respect to the payment and performance of (i) certain tenant improvement and leasing commission obligations in the event the properties securing the loan fail to meet certain occupancy requirements and (ii) certain major capital repairs with respect to the properties securing the loans.

The HSH Credit Facility provides that an event of default will exist if a change in majority ownership or control occurs for the Advisor or Hines, or if the Advisor no longer provides advisory services or manages the day-to-day operations of Hines REIT. The HSH Credit Facility also contains other customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. The Company is not aware of any instances of noncompliance relating to covenants of the HSH Credit Facility as of December 31, 2008.

Additionally, HSH Nordbank has the right to have the properties serving as collateral under this facility appraised every two years. Should the aggregate outstanding principal amounts under this facility exceed 55% of the lender's appraised values, the Company must rebalance through making partial payment or providing additional collateral to eliminate such excess. Considering the declining real estate values in recent months, the Company expects that it may be required to repay certain amounts outstanding in the upcoming quarters to maintain compliance with this covenant. Should it need to do so, the Company expects to fund such amounts with proceeds from its current offering or with borrowings from its Revolving Credit Facility.

Secured Mortgage Facility with Metropolitan Life Insurance Company

On December 20, 2007, a subsidiary of the Operating Partnership entered into a credit agreement with Metropolitan Life Insurance Company ("Met Life"), which provides a secured credit facility to the borrower and certain of our subsidiaries in the maximum principal amount of $750.0 million (the "Met Life Credit Facility"), subject to certain borrowing limitations. As of December 31, 2008, the Company has $205.0 million outstanding under the Met Life Credit Facility. Borrowings under the Met Life Credit Facility may be drawn at any time until December 20, 2009, subject to the approval of Met Life. Such borrowings will be in the form of interest-only loans with fixed rates of interest which will be negotiated separately for each borrowing and will have terms of five to ten years. Each loan will contain a prepayment lockout period of two years and thereafter, prepayment will be permitted subject to certain fees.

The Met Life Credit Facility also contains other customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of minimum loan-to- value and debt service coverage ratios. The Company is not aware of any instances of noncompliance relating to covenants of the Met Life Credit Facility as of December 31, 2008.

Additional Debt Secured by Investment Property

From time to time, the Company obtains mortgage financing for its properties outside of the credit facilities described above. These mortgages contain fixed rates of interest and are secured by the property to which they relate. These mortgage agreements contain customary events of default, with corresponding grace periods, including payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. In addition, the Company has executed customary recourse carve-out guarantees of certain obligations under its mortgage agreements and the other loan documents. The Company is not aware of any instances of noncompliance of covenants related to these agreements as of December 31, 2008.

On March 11, 2009, the Company had a $91.0 million mortgage loan which matured, and the Company is currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. The Company expects this extension to close within 30 days of March 11, 2009, however, if its unable to do so, the Company expects to use cash on hand which was drawn under its Revolving Credit Facility to retire this loan and seek longer-term financing to replace the borrowings under the Revolving Credit Facility.

Required principal payments on the Company's outstanding notes payable for each of the years ended December 31, 2009 through December 31, 2013 and for the period thereafter are $108.0 million, $1.3 million, $48.7 million, $365.9 million, $252.5 million and $758.6 million, respectively. Under the terms of each swap transaction, the Company has agreed to make monthly payments at fixed rates of interest and will receive monthly payments from HSH Nordbank based on 1-month LIBOR.

6. Derivative Instruments

The Company has entered into several forward interest rate swap transactions with HSH Nordbank AG, New York Branch ("HSH Nordbank"). These swap transactions were entered into as economic hedges against the variability of future interest rates on the Company's variable interest rate borrowings with HSH Nordbank. The Company has not designated any of these contracts as cash flow hedges for accounting purposes. The valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The interest rate swaps have been recorded at their estimated fair value in the accompanying condensed consolidated balance sheets as of December 31, 2008 and 2007. See Note 12 for additional discussion regarding fair value.

In addition to the interest rate contracts described above, the Company entered into a foreign currency contract in February 2007 related to its acquisition of a property in Toronto, Ontario. The contract was entered into as an economic hedge against the variability of the foreign currency exchange rate related to the Company's equity investment and was settled at the close of this acquisition. As a result of this transaction, the Company recorded a gain of approximately $939,000, net of fees incurred upon entering into the swap transaction, in loss on derivative instruments in its consolidated statement of operations for the year ended December 31, 2007.

The tables below provide additional information regarding each of the Company's forward interest rate swap derivatives (in thousands except interest rates):

Effective Date	Expiration Date	Notional Amount	Interest Rate Paid
August 1, 2006	August 1, 2016	$185,000	5.8575%
January 12, 2007	January 12, 2017	98,000	5.2505%
May 2, 2007	May 2, 2017	119,000	5.3550%
July 19, 2007	July 19, 2017	48,000	5.9800%
August 14, 2007	August 14, 2017	70,000	6.0300%

Gain (loss) on Derivative Instruments, net, includes the following for the three years ended December 31, 2008:

Period	Decrease in Fair Value	Transaction Fees	Foreign Currency Contract Gain	Loss on Derivative Instruments, Net
Year Ended December 31, 2008	$(85,880)	$ —	$ —	$(85,880)
Year Ended December 31, 2007	$(25,750)	(731)	939	$(25,542)
Year Ended December 31, 2006	$ (4,444)	(862)	—	$ (5,306)

7. Distributions

The Company's board has declared distributions monthly and aggregated and paid such distributions quarterly. The Company intends to continue this distribution policy for so long as its board of directors decides this policy is in the best interests of its shareholders. The Company has made the following quarterly distributions to its shareholders and minority interests for the years ended December 31, 2008 and 2007.

Distribution for the Quarter Ended	Date Paid	Total Distribution (In thousands)
2008		
December 31, 2008	January 2, 2009	$32,990
September 30, 2008	October 1, 2008	$31,773
June 30, 2008	July 1, 2008	$29,002
March 31, 2008	April 15, 2008	$26,337
2007		
December 31, 2007	January 16, 2008	$24,923
September 30, 2007	October 15, 2007	$23,059
June 30, 2007	July 20, 2007	$18,418
March 31, 2007	April 16, 2007	$14,012

8. Related Party Transactions

The table below outlines fees incurred and expense reimbursements payable to Hines and its affiliates for each of the years ended December 31, 2008, 2007 and 2006 and outstanding as of December 31, 2008 and 2007. A description of each of the fees included in the table follows. All amounts are in thousands:

	Incurred			Unpaid as of	
Type and Recipient	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	December 31, 2008	December 31, 2007
Selling Commissions — the Dealer Manager	$29,197	$53,409	$34,725	$ 135	$ 482
Dealer Manager Fee — the Dealer Manager	9,568	17,529	12,495	(93)	123
Organizational and Offering Expenses — the Advisor	8,040	16,533	18,832(1)	9	2,260
Acquisition Fee — the Advisor	11,141	6,778	5,614	4,534	—
Asset Management Fee — the Advisor	12,223	8,191	3,166	1,141	2,522
Participation Interest in the Operating Partnership — HALP Associates Limited Partnership	18,648	14,970	8,779	45,419	26,771
Debt Financing Fee — the Advisor	1,058	—	—	1,058	—
Property Management Fee — Hines	8,032	3,933	1,527	(11)	260
Leasing Fee — Hines	1,896	1,109	1,186	645	654
Tenant Construction Management Fees — Hines	197	788	—	184	—
Re-development Construction Management Fees — Hines	45	—	—	—	—
Expense Reimbursements — Hines (with respect to management and operation of the Company's properties)	16,069	8,900	3,535	1,098	1,750

(1) See Note 2 for further discussion of Organizational and Offering Costs.

Advisory Agreement

Pursuant to the Advisory Agreement, the Company is required to pay the following fees and expense reimbursements:

Acquisition Fees — The Company pays acquisition fees to the Advisor for services related to the due diligence, selection and acquisition of direct or indirect real estate investments. Effective July 1, 2008, the acquisition fee is payable following the closing of each acquisition up to an aggregate of $2.0 billion of gross real estate investments in an amount equal to 2.5% of (i) the purchase price of real estate investments acquired directly by the Company, including any debt attributable to such investments or (ii) when the Company makes an investment indirectly through another entity, such investment's pro rata share of the gross asset value of real estate investments held by that entity. In addition, the Company pays acquisition fees to the Advisor, with respect to investments made after the initial $2.0 billion of gross real estate investments, equal to 0.50% of the amounts set forth in (i) and (ii). Pursuant to prior advisory agreements in effect before July 1, 2008, the Company paid an amount equal to 0.50% of (i) the purchase price of real estate investments acquired directly by the Company, including any debt attributable to such investments, or (ii) when the Company made an investment indirectly through another entity, such investment's pro rata share of the gross asset value of the real estate investments held by that entity. Acquisition fees are expensed in the consolidated statements of operations and unpaid amounts are included in due to affiliates in the consolidated balance sheets.

Asset Management Fees — The Company pays asset management fees to the Advisor for services related to managing, operating, directing and supervising the operations and administration of the Company and its assets. The asset management fees are earned by the Advisor monthly in an amount equal to 0.0625% of the net equity capital the Company has invested in real estate investments as of the end of each month. Asset management fees are expensed in the consolidated statements of operations and unpaid amounts are included in due to affiliates in the consolidated balance sheets.

Debt Financing Fee — Pursuant to the terms of the Third Offering, effective July 1, 2008, the Company pays financing fees to the Advisor for services related to identifying and evaluating potential financing and refinancing sources, negotiating and executing financing agreements and monitoring the debt facilities. These fees are equal to 1.0% of the amount (i) obtained under any property loan or (ii) made available to the Company under any other debt financing. As the Company incurs the financing fees payable to the Advisor, these fees will be deferred and amortized into interest expense using a straight-line method, which approximates the effective interest method over the life of the related debt.

Expense Reimbursements — In addition to reimbursement of organizational and offering costs related to the Initial and Second Offerings (see Note 2), the Company reimburses the Advisor and its affiliates for certain other expenses incurred in connection with the Company's administration and ongoing operations. During the year ended December 31, 2006, the Advisor had advanced to or made payments on the Company's behalf totaling $1.6 million and the Company made repayments totaling $2.7 million. No amounts were owed to the Advisor as of December 31, 2006 related to these advances and no such advances were received after December 31, 2006.

Reimbursement by the Advisor to the Company — The Advisor must reimburse the Company quarterly for any amounts by which operating expenses exceed, in any four consecutive fiscal quarters, the greater of (i) 2.0% of the Company's average invested assets, which consists of the average book value of its real estate properties, both equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves, or (ii) 25.0% of its net income (as defined by the Company's Amended and Restated Articles of Incorporation), excluding the gain on sale of any of the Company's assets, unless Hines REIT's independent directors determine that such excess was justified. Operating expenses generally include all expenses paid or incurred by the Company as determined by generally accepted accounting principles, except certain expenses identified in Hines REIT's Amended and Restated Articles of Incorporation. For the years ended December 31, 2008 and 2007, the Company did not exceed this limitation.

Dealer Manager Agreement

The Company retained HRES, an affiliate of the Advisor, to serve as dealer manager for its public offerings. The dealer manager agreement for the Second Offering provided that HRES earned selling commissions equal to 7.0% of the gross proceeds from sales of common stock, all of which was reallowed to participating broker dealers, and earned no selling commissions related to shares issued pursuant to the dividend reinvestment plan. It also provided that HRES earned a dealer manager fee equal to up to 2.2% of gross proceeds from the sales of common stock other than issuances pursuant to the dividend reinvestment plan, a portion of which was reallowed to participating broker dealers. Selling commissions and dealer manager fees are offset against additional paid-in capital in the accompanying consolidated statement of shareholders' equity.

The terms of the dealer manager agreement for the Third Offering, effective July 1, 2008 upon commencement of the Third Offering, are comparable with those of the Second Offering dealer manager agreement as it relates to the selling commissions and dealer manager fee earned by HRES. However, the dealer manager agreement for the Third Offering extends the definition of shares exempted from selling commissions and the dealer manager fee to include shares purchased by certain investors that have an agreement with a licensed broker-dealer, investment advisor or bank trust department pursuant to which the investor pays a fee based on assets under management or a similar fee.

Property Management and Leasing Agreements

The Company has entered into property management and leasing agreements with Hines to manage the leasing and operations of properties in which it directly invests. As compensation for its services, Hines receives the following:

- A property management fee equal to the lesser of 2.5% of the annual gross revenues received from the properties or the amount of property management fees recoverable from tenants of the property under the leases. Property management fees are expensed in the consolidated statements of operations and unpaid amounts are included in due to affiliates in the consolidated balance sheets.

- A leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services. Leasing fees are recorded in deferred lease costs and are amortized over the life of the lease to which they relate. Unpaid amounts are included in due to affiliates in the consolidated balance sheets.

- The Company is generally required to reimburse Hines for certain operating costs incurred in providing property management and leasing services pursuant to the property management and leasing agreements. Included in this reimbursement of operating costs are the cost of personnel and overhead expenses related to such personnel who are located at the property as well as off-site personnel located in Hines' headquarters and regional offices, to the extent the same relate to or support the performance of Hines's duties under the agreement. However, the reimbursable cost of these off-site personnel and overhead expenses will be limited to the lesser of the amount that is recovered from the tenants under their leases and/or a limit calculated based on the rentable square feet covered by the agreement. These costs, net of payments, resulted in liabilities which have been included in due to affiliates in the accompanying consolidated balance sheets.

Other Affiliate Transactions

On May 1, 2008, the Company acquired Williams Tower, a 64-story office building located in Houston, Texas. Williams Tower is managed by Hines. In addition, the Company is headquartered in Williams Tower and Hines and its affiliates lease 9% of the rentable area of Williams Tower. The Company recorded $3.1 million in revenue related to space leased by Hines for the year ended December 31, 2008.

On December 15, 2008, the Company acquired Distribution Parks Araucaria, Louveira and Vinhedo for approximately $114.9 million (translated from R$269.9 million as of the acquisition date), excluding transaction costs, financing fees and working capital reserves. The sellers, HCB Interests LP and Hines HCB Partners LP, are subsidiaries of a joint venture between an affiliate of Hines and the California Public Employees' Retirement System. The Hines affiliate owned a 5% equity interest in the seller and controlled its day-to-day operations. Through its affiliate, Hines received its 5% share of net sale proceeds. The share Hines received did not affect the purchase price of $114.9 million, which was reviewed and approved by the conflicts committee of the Company's board of directors.

Due to Affiliates

Due to affiliates as of December 31, 2008 and 2007 includes the following (in thousands):

	2008	2007
Organizational and offering costs related to the Second Offering	$ 9	$2,260
Dealer manager fees and selling commissions	42	605
Asset management, acquisition and financing fees and property-level fees and reimbursements	8,649	5,319
Other	815	784
Total	$9,515	$8,968

The Participation Interest

Pursuant to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, HALP owns a profits interest in the Operating Partnership. The percentage interest in the Operating Partnership attributable to the Participation Interest was 2.2%, 1.7% and 1.3% as of December 31, 2008, 2007 and 2006, respectively. The Participation Interest entitles HALP to receive distributions from the Operating Partnership based upon its percentage interest in the Operating Partnership at the time of distribution.

As the percentage interest of the participation interest is adjusted, the value attributable to such adjustment related to acquisition fees and asset management fees is charged against earnings and recorded as a liability until such time as the Participation Interest is repurchased for cash or converted into common shares of Hines REIT. In addition, in accordance with SFAS 123R, the liability is remeasured at fair value each balance sheet date with related adjustments included in asset management and acquisition fee expense in the accompanying consolidated statements of operations.

9. Changes in Assets and Liabilities

The effect of changes in asset and liability accounts on cash flows from operating activities is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Changes in assets and liabilities:			
(Increase) decrease in other assets	$ 670	$ (128)	$ (166)
Increase in tenant and other receivables	(15,903)	(16,953)	(4,073)
Additions to deferred lease costs	(22,468)	(14,162)	(2,274)
Increase (decrease) in accounts payable and accrued expenses	(10,974)	683	2,258
Increase in participation interest liability	18,648	14,970	8,779
Increase (decrease) in other liabilities	(1,560)	6,268	(172)
Increase in due to affiliates	3,668	2,595	2,711
Changes in assets and liabilities	$(27,919)	$ (6,727)	$ 7,063

10. Supplemental Cash Flow Disclosures

Supplemental cash flow disclosures are as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$83,330	$44,860	$15,371
Cash paid for income taxes	$ 444	$ —	$ —
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Unpaid selling commissions and dealer manager fees	$ 42	$ 605	$ 885
Deferred offering costs offset against additional paid-in-capital	$ 4,299	$ 8,950	$ 9,613
Distributions declared and unpaid	$32,990	$24,923	$11,281
Distributions receivable	$ 5,275	$ 6,890	$ 5,858
Dividends reinvested	$61,069	$37,445	$13,509
Non-cash net liabilities acquired upon acquisition of property	$23,118	$32,858	$11,036
Accrual of deferred financing costs	$ 1,175	$ 117	$ 185
Assumption of mortgage upon acquisition of property	$84,808	$ —	$88,495
Accrued deferred leasing costs	$ 9,123	$ 9,817	$15,062
Accrued additions to investment property	$ 548	$ 1,189	$ 163

11. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial statements.

12. Fair Value Disclosures

On January 1, 2008 the Company adopted Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The standard defines fair value, establishes a framework for measuring fair value and also expands disclosures about fair value measurements. The discussion below presents information about the three-level fair value hierarchy described in SFAS No. 157 and the valuation techniques utilized by the Company to determine the fair value of its interest rate swaps.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2008, the Company recorded a liability of $116.1 million related to the fair value of its interest rate swap contracts in accordance with SFAS No. 157. The fair value of these derivative instruments was determined using pricing models. Pricing models take into account the contract terms as well as other inputs where applicable, such as interest rate yield curves. Although we have determined the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparty, HSH Nordbank. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees. However, as of December 31, 2008, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. Therefore, we had no valuations classified in Level 3 of the fair value of the hierarchy.

To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available for certain financial instruments and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve some degree of judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

As of December 31, 2008, management estimated that the fair value of notes payable, which had a carrying value of approximately $1.5 billion, was $1.4 billion. As of December 31, 2007, management estimated that the fair value of notes payable, which had a carrying value of $1.2 billion, was $1.2 billion. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). Management has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

In addition, in accordance with SFAS 123R, the liability related to the Participation Interest is remeasured at fair value at each balance sheet date. The fair value of the shares underlying the Participation Interest liability are values based on the related offering price in place as of each balance sheet date. Adjustments required to record this liability at fair value are included in asset management and acquisition fee expense in the accompanying consolidated statements of operations.

13. Reportable Segments

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. The Company's investments in real estate are geographically diversified and management evaluates the operating performance of each at an individual property level. The Company has determined it has four reportable segments: 1) office properties 2) domestic industrial properties 3) domestic retail properties and 4) international industrial properties. The office properties segment consists of 21 office properties that the Company owns directly as well as 25 office properties that are owned indirectly through the Company's investment in the Core Fund. The domestic industrial properties segment consists of one directly-owned industrial property located in Dallas, Texas. The domestic retail segment consists of eight grocery-anchored shopping centers that are owned indirectly through the Company's investment in a joint venture with Weingarten. The international industrial properties segment consists of three directly-owned industrial properties located in Curitiba and Sao Paolo, Brazil and one industrial property located in Rio de Janeiro, Brazil that is owned indirectly through the Company's investment in a joint venture with a Hines affiliate.

The Company's indirect investments are accounted for using the equity method of accounting for investments. As such, the activities of these investments are reflected in investments from unconsolidated entities in the consolidated balance sheets and equity in losses of unconsolidated entities, net in the consolidated statements of operations.

The tables below provide additional information related to each of the Company's segments (in thousands) and a reconciliation to the Company's net loss. "Corporate-Level Accounts" includes amounts incurred by the corporate-level entities which are not allocated to any of the reportable segments.

	Year Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Total revenue			
Office properties	$330,555	$179,576	$ 63,930
Domestic industrial properties	2,680	—	—
International industrial properties	363	—	—
Corporate-level accounts	100	—	—
Total revenue	$333,698	$179,576	$ 63,930
Net operating income (loss)			
Office properties(1)	$191,342	$101,147	$ 35,195
Domestic industrial properties(1)	2,099	—	—
International industrial properties(1)	289	—	—
Corporate-level accounts(2)	(51,644)	(42,092)	(26,138)
Total segment net operating income (loss)	$142,086	$ 59,055	$ 9,057
Equity in earnings (losses) of unconsolidated entities			
Equity in losses of office properties	$(15,598)	$ (8,673)	$ (3,291)
Equity in earnings of domestic retail properties	28	—	—
Equity in earnings of international industrial properties	2,154	385	—
Total equity in earnings (losses) of unconsolidated entities	$(13,416)	$ (8,288)	$ (3,291)

Total Assets	December 31, 2008	December 31, 2007
Office properties	$2,732,894	$2,202,056
Domestic industrial properties	44,146	—
International industrial properties	119,368	—
Investment in unconsolidated entities —		
Office properties	290,062	330,441
Domestic retail properties	51,473	—
International industrial properties	22,839	30,716
Corporate-level accounts	19,656	140,410
Total assets	$3,280,437	$2,703,623

	Year Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Reconciliation to net loss			
Total segment net operating income	$ 142,086	$ 59,055	$ 9,057
Depreciation and amortization	(122,798)	(68,151)	(22,478)
Equity in losses of unconsolidated entities, net	(13,416)	(8,288)	(3,291)
Loss on derivative instruments, net	(85,880)	(25,542)	(5,306)
Other gains (losses)	(256)	134	—
Interest expense	(83,111)	(47,835)	(18,310)
Interest income	3,544	5,321	1,409
Provision for income taxes	(2,512)	(1,068)	—
(Income) loss allocated to minority interests	(3,065)	(1,266)	429
Net loss	$(165,408)	$(87,640)	$(38,490)

(1) Revenues less property operating expenses, real property taxes and property management fees.

(2) Revenues less asset management and acquisition fees, organizational and offering expenses and general and administrative expenses.

14. Subsequent Events

Shareholder Redemption

From January 1, 2009 through March 2, 2009, in accordance with the Company's share redemption plan, the Company redeemed approximately 6.7 million common shares and made corresponding payments totaling $63.5 million to shareholders who had requested these redemptions. The shares redeemed were cancelled and have the status of authorized, but unissued shares.

Beginning with shares redeemed in March 2009 under the Company's share redemption program, shares will be redeemed at a price of $9.15 per share rather than at the Company's prior redemption price of $9.68 per share.

Other

From January 1, 2009 through March 20, 2009, the Company has received gross offering proceeds of $62.4 million from the sale of 6.2 million common shares, including $17.3 million of gross proceeds relating to 1.7 million shares sold under its dividend reinvestment plan. As of March 20, 2009, 2,818.9 million common shares remained available for sale to the public pursuant to the Third Offering, exclusive of $465.3 million common shares available under the Company's dividend reinvestment plan.

From January 1, 2009 through March 20, 2009, the Company has incurred $204.0 million of additional borrowings under its Revolving Credit Facility, all of which was outstanding as of March 20, 2009.

On March 11, 2009, the Company had a $91.0 million mortgage loan which matured, and the Company is currently in the process of modifying the loan documents to provide for an extension of the maturity of such loan for a 12 to 18 month period. The Company expects this extension to close within 30 days of March 11, 2009, however, if unable to do so, the Company expects to use cash on hand which was drawn under its Revolving Credit Facility to retire this loan and seek longer-term financing to replace the borrowings under the Revolving Credit Facility. The non-payment of this loan on March 11, 2009 without the extension in-place created a non-monetary default under the Revolving Credit Facility which is subject to an automatic 30 day grace period to cure. As the Company believes that the extension will be executed within the 30 day grace period and it has the liquidity to retire this loan if such extension does not close, the Company does not believe this has a material impact.

Change in Offering Prices

Effective January 26, 2009, the board of directors of the Company authorized the following changes to the terms of the Third Offering:

- Decreased the offering price of shares of its common stock from $10.66 per share to $10.08 per share.
- Decreased the price at which shares will be issued pursuant to its dividend reinvestment plan from $10.13 per share to $9.58 per share.
- Beginning with shares redeemed in March 2009 under the Company's redemption program, the share redemption price decreased from $9.68 per share to $9.15 per share.

15. Quarterly Financial data (unaudited)

The following table presents selected unaudited quarterly financial data for each quarter during the year ended December 31, 2008:

	For the Quarter Ended				For the Year Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	December 31, 2008
	(In thousands, except per share data)				
Revenues	$ 70,134	$85,220	$ 88,902	$ 89,442	$ 333,698
Equity in losses of unconsolidated entities, net	$ (1,935)	$ (2,181)	$ (2,263)	$ (7,037)	$ (13,416)
Net income (loss)	$(43,830)	$ 8,105	$(24,596)	$(105,087)	$(165,408)
Income (loss) per common share:					
Basic and diluted	$ (0.27)	$ 0.05	$ (0.13)	$ (0.53)	$ (0.90)

The following table presents selected unaudited quarterly financial data for each quarter during the year ended December 31, 2007:

	For the Quarter Ended				For the Year Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	December 31, 2007
	(In thousands, except per share data)				
Revenues	$ 30,675	$37,279	$ 49,687	$ 61,935	$179,576
Equity in losses of unconsolidated entities, net	$ (1,136)	$ (757)	$ (5,029)	$ (1,366)	$ (8,288)
Net income (loss)	$(12,451)	$ 6,156	$(43,950)	$(37,395)	$(87,640)
Income (loss) per common share:					
Basic and diluted	$ (0.14)	$ 0.05	$ (0.31)	$ (0.24)	$ (0.70)

* * * * *

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A(T). ***Controls and Procedures***

Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control system as of December 31, 2008 was based on the framework for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, as of December 31, 2008, our system of internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 31, 2009

Change in Control Environment

Other than those described below, no changes occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

During the three months ended December 31, 2008, we continued the implementation of an upgrade to our reporting capabilities within our financial and accounting systems. We anticipate this implementation will be completed by June 30, 2009. This new software has affected aspects of our accounting and financial systems and procedures and has resulted in significant changes to the process of consolidating our financial results, but these upgrades were not implemented in response to an identified significant control deficiency or material weakness. We believe that these changes have improved and strengthened our overall system of internal control.

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2009.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2009.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2009.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2009.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2009.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

(2) *Financial Statement Schedules*

Report of Independent Registered Public Accounting Firm

Schedule II — Valuation and Qualifying Accounts is set forth beginning on page 128 hereof.

Schedule III — Real Estate Assets and Accumulated Depreciation is set forth beginning on page 130 hereof.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

(b) *Exhibits*

Reference is made to the Index beginning on page 113 for a list of all exhibits filed as a part of this report.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Hines US Core Office Fund LP
Houston, Texas

We have audited the accompanying consolidated balance sheets of Hines US Core Office Fund LP and subsidiaries (the "Partnership") as of December 31, 2008 and 2007, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 31, 2009

HINES US CORE OFFICE FUND LP

CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	(In thousands)	
ASSETS		
Investment property — net	$3,444,560	$3,009,012
Cash and cash equivalents	114,384	112,211
Restricted cash	9,641	14,690
Tenant and other receivables — net	89,885	75,617
Intangible lease assets — net	561,450	611,263
Deferred financing costs — net	14,003	17,421
Deferred leasing costs — net	107,840	94,359
Prepaid expenses and other assets	10,636	11,190
TOTAL ASSETS	$4,352,399	$3,945,763
LIABILITIES AND PARTNERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 97,258	$ 88,280
Due to affiliates	4,479	5,228
Intangible lease liabilities — net	61,547	75,171
Other liabilities	68,422	62,716
Distributions payable	16,574	21,552
Dividends and distributions payable to minority interest holders	10,292	11,758
Notes payable — net	2,670,594	2,313,895
Total liabilities	2,929,166	2,578,600
Commitments and contingencies (Note 11)		
Minority interests	487,692	426,128
Partners' equity	935,541	941,035
TOTAL LIABILITIES AND PARTNERS' EQUITY	$4,352,399	$3,945,763

See notes to consolidated financial statements.

HINES US CORE OFFICE FUND LP

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In thousands)	
Revenues:			
Rental revenues	$ 478,811	$ 382,207	$263,462
Other revenues	36,636	28,879	16,454
Total revenues	515,447	411,086	279,916
Expenses:			
Depreciation and amortization	196,895	172,045	87,731
Property operating expenses	120,860	96,344	67,066
Real property taxes	83,349	63,693	49,100
Property management fees	12,064	8,981	5,839
General and administrative	10,299	10,180	6,640
Impairment loss	16,474	—	—
Total expenses	439,941	351,243	216,376
Income before other income, interest income, interest expense, income tax expense and loss (income) allocated to minority interests	75,506	59,843	63,540
Other income	—	9,637	—
Interest income	1,995	3,274	1,879
Interest expense	(139,705)	(104,587)	(68,260)
Loss before income tax expense and loss (income) allocated to minority interest	(62,204)	(31,833)	(2,841)
Income tax expense	(8)	(578)	—
Loss (income) allocated to minority interests	10,104	5,924	(7,073)
Net loss	$ (52,108)	$ (26,487)	$ (9,914)

See notes to consolidated financial statements.

HINES US CORE OFFICE FUND LP

CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY
For the years ended December 31, 2008, 2007 and 2006

	Managing General Partner	Other Partners	Total
		(In thousands)	
BALANCE — January 1, 2006	$307	$417,248	$417,555
Contributions from partners	456	469,984	470,440
Distributions to partners	(56)	(55,368)	(55,424)
Net loss	(10)	(9,904)	(9,914)
BALANCE — December 31, 2006	697	821,960	822,657
Contributions from partners	219	227,453	227,672
Distributions to partners	(83)	(82,724)	(82,807)
Net loss	(27)	(26,460)	(26,487)
BALANCE — December 31, 2007	806	940,229	941,035
Contributions from partners	149	202,219	202,368
Distributions to partners	(86)	(86,136)	(86,222)
Net loss	(52)	(52,056)	(52,108)
Redemptions of partnership interests	(24)	(37,122)	(37,146)
Accrued redemption of partnership interests	—	(30,000)	(30,000)
Adjustment for basis difference in consolidated subsidiary	(2)	(2,384)	(2,386)
BALANCE — December 31, 2008	$791	$934,750	$935,541

See notes to consolidated financial statements.

HINES US CORE OFFICE FUND LP

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (52,108)	$ (26,487)	$ (9,914)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	225,994	192,290	110,367
Impairment loss	16,474	—	—
Minority interest in (losses) earnings of consolidated entities	(10,104)	(5,924)	7,073
Changes in assets and liabilities:			
Increase in tenant and other receivables	(15,673)	(25,276)	(17,734)
Additions to deferred leasing costs	(26,263)	(21,532)	(24,931)
Decrease (increase) in prepaid expenses and other assets	628	(928)	(842)
(Decrease) increase in accounts payable and accrued expenses	(9,966)	(4,785)	8,903
(Decrease) increase in due to affiliates	(262)	255	808
Increase (decrease) in other liabilities	7,284	7,994	(3,851)
Net cash provided by operating activities	136,004	115,607	69,879
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments in investment property	(279,593)	(789,403)	(874,988)
Investment in master lease	—	(900)	—
Master lease rent receipts	900	—	—
Decrease (increase) in restricted cash	5,049	(6,241)	(6,311)
Acquired lease intangibles	(101,792)	(107,361)	(179,758)
Net cash used in investing activities	(375,436)	(903,905)	(1,061,057)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Contributions from partners	202,368	227,672	470,440
Contributions from minority interest holders	94,742	143,960	113,381
Prepaid contributions from minority interest holders	—	36,040	—
Distributions to partners	(91,274)	(78,473)	(52,166)
Dividends and distributions to minority interest holders	(56,822)	(53,491)	(35,298)
Redemptions to partners	(37,146)	—	—
Redemptions to minority interest holders	(6,144)	—	—
Proceeds from notes payable	289,177	915,943	1,060,145
Repayments of notes payable	(150,984)	(355,635)	(537,945)
Increase in security deposit liabilities	230	75	82
Additions to deferred financing costs	(2,542)	(3,139)	(1,948)
Net cash provided by financing activities	241,605	832,952	1,016,691
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,173	44,654	25,513
CASH AND CASH EQUIVALENTS — Beginning of year	112,211	67,557	42,044
CASH AND CASH EQUIVALENTS — End of year	$ 114,384	$ 112,211	$ 67,557

See notes to consolidated financial statements.

1. ORGANIZATION

Hines US Core Office Fund LP (formerly known as Hines-Sumisei U.S. Core Office Fund, L.P.) and consolidated subsidiaries (the "Fund") was organized in August 2003 as a Delaware limited partnership by affiliates of Hines Interests Limited Partnership ("Hines") for the purpose of investing in existing office properties ("Properties") in the United States. The Fund's third-party investors are primarily U.S. and foreign institutional investors. The managing general partner is Hines US Core Office Capital LLC ("Capital"), an affiliate of Hines. As of December 31, 2008, the Fund owned indirect interests in office properties as follows:

Property	City	Effective Ownership by the Fund December 31, 2008(1)
One Atlantic Center	Atlanta, Georgia	80.9%
Three First National Plaza	Chicago, Illinois	64.8
333 West Wacker	Chicago, Illinois	64.8
One North Wacker	Chicago, Illinois	80.9
One Shell Plaza	Houston, Texas	40.5
Two Shell Plaza	Houston, Texas	40.5
425 Lexington Avenue	New York, New York	40.6
499 Park Avenue	New York, New York	40.6
600 Lexington Avenue	New York, New York	40.6
Riverfront Plaza	Richmond, Virginia	80.9
525 B Street	San Diego, California	80.9
The KPMG Building	San Francisco, California	80.9
101 Second Street	San Francisco, California	80.9
720 Olive Way	Seattle, Washington	64.6
1200 Nineteenth Street	Washington, D.C.	40.6
Warner Center	Woodland Hills, California	64.6
Douglas Corporate Center	Sacramento, California	64.6
Johnson Ranch Corporate Centre	Sacramento, California	64.6
Roseville Corporate Center	Sacramento, California	64.6
Summit at Douglas Ridge	Sacramento, California	64.6
Olympus Corporate Centre	Sacramento, California	64.6
Wells Fargo Center	Sacramento, California	64.6
Charlotte Plaza	Charlotte, North Carolina	80.9
Carillon	Charlotte, North Carolina	80.9
Renaissance Square	Phoenix, Arizona	80.9

(1) This percentage shows the Fund's effective ownership interests in the applicable operating companies ("Companies") that own the Properties. The Fund holds an indirect ownership interest in the Companies through its investments in (1) Hines NY Core Office Trust ("NY Trust") (40.6% at December 31, 2008) and (2) Hines US Core Office Trust ("Core Office Trust") (99.8% at December 31, 2008).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the accounts of the Fund, as well as the accounts of entities over which the Fund exercises financial and operating control and the related amounts of minority interest. All intercompany balances and transactions have been eliminated in consolidation.

The Fund evaluates the need to consolidate joint ventures based on standards set forth in Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, *Consolidation of Variable Interest Entities*, and American Institute of Certified Public Accountants' Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures*, as amended by Emerging Issues Task Force Issue No. 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights*. In accordance with this accounting literature, the Fund will consolidate joint ventures that are determined to be variable interest entities for which it is the primary beneficiary. The Fund will also consolidate joint ventures that are not determined to be variable interest entities, but for which it exercises significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. As of December 31, 2008, the Fund has no unconsolidated interests in joint ventures.

Investment Property — Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, does not exceed the individual property's fair value. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, generally 15 to 20 years for electrical and mechanical installations, and 40 years for buildings. Major replacements where the betterment extends the useful life of the assets are capitalized. Maintenance and repair items are expensed as incurred.

Real estate assets are reviewed each reporting period for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. An impairment loss related to Olympus Corporate Centre of $16.5 million was recognized for the year ended December 31, 2008. No impairment loss was recorded for the years ended December 31, 2007 and 2006. The determination of whether a property investment is impaired requires a significant amount of judgment by management at the time of the evaluation. If market conditions continue to deteriorate or if management's plans for certain properties change, additional write-downs could be required in the future.

Acquisitions of properties are accounted for utilizing the purchase method, and accordingly, the results of operations of acquired properties are included in the Fund's results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques similar to those used by independent appraisers are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, asset retirement obligations, assumed mortgage notes payable, and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-market leases, acquired above- and below-market ground leases and tenant relationships. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases are the costs the Fund would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Fund evaluates the time period over which such occupancy levels would be achieved and includes an estimate of the net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized to amortization expense over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of out-of-market lease value is charged to rental revenue.

Acquired above-market ground lease values are recorded based on the difference between the present value (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management's estimate of fair market value of land under the ground leases. The capitalized above-market lease values are amortized as adjustments to ground lease expense over the lease term.

Management estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). Management has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between the estimated fair value and the note's outstanding principal balance is amortized over the life of the mortgage notes payable.

Cash and Cash Equivalents — The Fund defines cash and cash equivalents as cash on hand and investment instruments with original maturities of three months or less.

Restricted Cash — At December 31, 2008 and 2007, restricted cash consists of tenant security deposits and escrow deposits held by lenders for property taxes, tenant improvements and leasing commissions. Substantially all restricted cash is invested in demand or short-term instruments.

Tenant and Other Receivables — Receivable balances outstanding consist primarily of base rents, tenant reimbursements and receivables attributable to straight-line rent (See Note 2- *Revenue Recognition below*). An allowance for the uncollectible portion of tenant and other receivables is determined based upon an analysis of the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Tenant and other receivables are shown at cost in the consolidated balance sheets, net of an allowance for doubtful accounts of $1.5 million and approximately $410,000, at December 31, 2008 and 2007, respectively.

Deferred Financing Costs — Deferred financing costs consist of direct costs incurred in obtaining the notes payable (see Note 4). These costs are being amortized into interest expense on a straight-line basis, which approximates the effective interest method, over the term of the notes. For the years ended December 31, 2008, 2007, and 2006, $6.0 million, $4.6 million, and $4.4 million, respectively, was amortized into interest expense. Deferred financing costs are shown at cost in the consolidated balance sheets, net of accumulated amortization of $20.6 million and $14.6 million at December 31, 2008 and 2007, respectively.

Deferred Leasing Costs — Direct leasing costs, primarily third-party leasing commissions and tenant incentives, are capitalized and amortized over the life of the related lease. Tenant incentive amortization was

$8.3 million, $5.7 million, and $2.9 million for the years ended December 31, 2008, 2007, and 2006, respectively, and was recorded as an offset to rental revenue. Amortization expense related to other direct leasing costs for the years ended December 31, 2008, 2007, and 2006, was $4.9 million, $3.3 million, and $2.1 million, respectively. Deferred leasing costs are shown at cost in the consolidated balance sheets, net of accumulated amortization of $26.9 million and $15.5 million at December 31, 2008 and 2007, respectively.

Revenue Recognition — The Fund recognizes rental revenue on a straight-line basis over the life of the lease, including the effect of rent holidays, if any. Straight-line rent receivable in the amount of $78.5 million and $61.4 million as of December 31, 2008 and 2007, respectively, consists of the difference between the tenants' rents calculated on a straight-line basis from the date of acquisition or lease commencement date over the remaining term of the related leases and the tenants' actual rents due under the leases and is included in tenant and other receivables, net, in the consolidated balance sheets. Revenues relating to lease termination fees are recognized at the time a tenant's right to occupy the space is terminated and when the Fund has satisfied all obligations under the lease agreement.

Other revenues consist primarily of parking revenue and tenant reimbursements. Parking revenue represents amounts generated from contractual and transient parking and is recognized in accordance with contractual terms or as services are rendered. Other revenues relating to tenant reimbursements are recognized in the period that the expense is incurred.

Other Income — In April 2007, the Fund received a payment of $9.6 million in consideration for conveying certain air rights under an easement agreement associated with 600 Lexington Avenue.

Income Taxes — In May 2006, the State of Texas enacted legislation that replaced the franchise tax with a "margin tax," which is effective for tax reports due on or after January 1, 2008, and which will compute the tax based on business done in calendar years beginning after December 31, 2006. The legislation expanded the number of entities previously covered under the franchise tax and specifically includes limited partnerships as subject to the margin tax. Currently, the Fund owns an indirect interest in two properties located in Texas. Because the margin tax is based on revenue and expenses of the Fund, it is considered an income tax and is accounted for in accordance with the provisions of Statement of Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Income tax expense was approximately $8,000 and $578,000 for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the Partnership had no significant temporary differences, tax credits or net operating loss carry-forwards.

No provision for income taxes, other than described above, is made in the accounts of the Fund since such taxes are liabilities of the partners and depend upon their respective tax situations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk — At December 31, 2008 and 2007, the Fund had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. Management regularly monitors the financial stability of these financial institutions and believes that the Fund is not exposed to any significant credit risk in cash and cash equivalents or restricted cash. The Federal Deposit Insurance Corporation, or "FDIC," generally only insures limited amounts per depositor per insured bank. Beginning October 3, 2008 through December 31, 2009, the FDIC will insure up to $250,000 per depositor per insured bank; on January 1, 2010, the standard coverage limit will return to $100,000 for most deposit categories. Unlimited deposit insurance coverage will be available to the Fund's non-interest bearing transaction accounts held at those institutions participating in FDIC's Temporary Liquidity Guarantee Program through December 31, 2009.

Reclassifications — Certain reclassifications have been made to amounts in prior period financial statements to conform to the current period presentations. Specifically, the Fund has revised the presentation of investment property to exclude the value associated with leases in place at the time an investment property is acquired as shown in the consolidated balance sheet to be consistent with a majority of others in the industry. As a result, $473.0 million of net book value of in-place leases has been reclassified from investment property, net, to intangible lease assets, net, as of December 31, 2007 in the consolidated balance sheet. Additionally, $9.4 million and $15.2 million of amortization of out-of-market leases was combined with depreciation and amortization and $149.6 million and $191.6 million was reclassified from investments in investment property to acquired lease intangibles in the consolidated statement of cash flows for the years ended December 31, 2007 and 2006, respectively. Management believes this change in presentation is appropriate given the practices of many of the Fund's industry peers, although it does not believe this change is necessary for the fair presentation of the Fund's financial statements.

Additionally, the Fund has revised its presentation to include straight-line rent receivable with tenant and other receivables, net, and to include straight-line rent payable with other liabilities. As a result, $61.4 million of straight-line rent receivable was reclassified to tenant and other receivables, net, and $3.8 million of straight-line rent payable was reclassified to other liabilities as of December 31, 2007 in the consolidated balance sheet. Additionally, $18.1 million and $16.3 million was reclassified from change in straight-line rent receivable to change in tenant and other receivables and $2.3 million and $1.2 million was reclassified from change in straight-line rent payable to change in other liabilities in the consolidated statement of cash flows for the years ended December 31, 2007 and 2006, respectively.

Recent Accounting Pronouncements — In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The Fund has adopted this standard effective January 1, 2008 and elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption; however, the Fund may elect to measure future eligible financial assets or liabilities at fair value.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*. SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific acquisition-related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Management expects SFAS No. 141R will have a material impact to the extent that real estate acquisitions are significant.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Fund (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated balance sheet within equity, but separate from the partner's equity. All changes in the partner's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. Management is currently assessing the impact of SFAS No. 160 on the Fund's consolidated financial statements.

The Fund adopted SFAS No. 157, *Fair Value Measurements*, in the first quarter of 2008 regarding its financial assets and liabilities. The FASB has issued Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, and delays implementation by the Fund until January 1, 2009. The adoption of the provisions of SFAS 157 relating to nonfinancial assets and liabilities did not have a significant impact on the Fund's consolidated financial statements.

In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The issuance of FSP 157-3 did not have a significant impact on the Fund's financial statements.

3. REAL ESTATE INVESTMENTS

At December 31, 2008, the Fund indirectly owned interests in properties as follows:

Property	City	Acquisition Date	Leasable Square Feet (Unaudited)	% Leased (Unaudited)
One Atlantic Center	Atlanta, Georgia	July 2006	1,100,312	82%
Three First National Plaza	Chicago, Illinois	March 2005	1,420,118	92
333 West Wacker	Chicago, Illinois	April 2006	845,210	94
One North Wacker	Chicago, Illinois	March 2008	1,373,754	98
One Shell Plaza	Houston, Texas	May 2004	1,230,395	100
Two Shell Plaza	Houston, Texas	May 2004	565,467	97
425 Lexington Avenue	New York, New York	August 2003	700,034	100
499 Park Avenue	New York, New York	August 2003	288,722	100(2)
600 Lexington Avenue	New York, New York	February 2004	285,605	93
Riverfront Plaza	Richmond, Virginia	November 2006	951,421	100
525 B Street	San Diego, California	August 2005	446,737	81
The KPMG Building	San Francisco, California	September 2004	379,328	100
101 Second Street	San Francisco, California	September 2004	388,370	91(3)
720 Olive Way	Seattle, Washington	January 2006	300,710	94
1200 Nineteenth Street	Washington, D.C.	August 2003	328,154(1)	28
Warner Center	Woodland Hills, California	October 2006	808,274	90
Douglas Corporate Center	Sacramento, California	May 2007	214,606	78
Johnson Ranch Corporate Centre	Sacramento, California	May 2007	179,990	64
Roseville Corporate Center	Sacramento, California	May 2007	111,418	91
Summit at Douglas Ridge	Sacramento, California	May 2007	185,128	78
Olympus Corporate Centre	Sacramento, California	May 2007	191,494	40
Wells Fargo Center	Sacramento, California	May 2007	502,365	98
Charlotte Plaza	Charlotte, North Carolina	June 2007	625,026	96
Carillon	Charlotte, North Carolina	July 2007	470,942	97
Renaissance Square	Phoenix, Arizona	December 2007	965,508	89
			14,859,088	

(1) The project is currently under redevelopment. The square footage amount includes approximately 93,000 square feet (unaudited) currently under construction (See Note 12).

(2) On December 16, 2008, Dreier LLP, a law firm tenant that leased 101,604 square feet of space at 499 Park Avenue, filed for bankruptcy. On February 18, 2009, the U.S. Bankruptcy court rejected the lease effective January 31, 2009, thus terminating the lease. This tenant has stopped paying rent and will have completely vacated this space by the end of March 2009. However, the leased percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Dreier space was treated as vacant, the percentage leased at this property would have been approximately 65% as of December 31, 2008.

(3) On October 28, 2008, a law firm tenant that leased 145,158 square feet of space at 101 Second Street, Thelen LLP, dissolved its business. Thelen LLP stopped paying rent after October 31, 2008 and has vacated the space. In connection with its wind-up and dissolution on January 10, 2009, Thelen agreed to a new short-term lease and is occupying two floors, or 37,592 square feet of space, through March 31, 2009 (after which it is expected to completely vacate the space). However, the leasing percentage included in this table treats this space as leased as of December 31, 2008. Assuming that the Thelen space is treated as vacant, the percentage leased at this property would have been approximately 54% as of December 31, 2008.

Investment property consisted of the following as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008	December 31, 2007
Buildings and improvements	$2,954,815	$2,517,996
Less accumulated depreciation	(180,329)	(109,399)
Buildings and improvements, net	2,774,486	2,408,597
Land	670,074	600,415
Investment property, net	$3,444,560	$3,009,012

As of December 31, 2008, cost and accumulated amortization related to lease intangibles were as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$ 698,354	$201,978	$ 91,648
Less accumulated amortization	(252,590)	(86,292)	(30,101)
Net	$ 445,764	$115,686	$ 61,547

As of December 31, 2007, cost and accumulated amortization related to lease intangibles were as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$ 654,673	$211,106	$ 95,201
Less accumulated amortization	(181,710)	(72,806)	(20,030)
Net	$ 472,963	$138,300	$ 75,171

Amortization expense was $121.1 million, $89.6 million, and $56.3 million for in-place leases for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization of out-of-market leases, net, was a decrease of rental revenue of $13.4 million, $9.5 million, and $15.3 million for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization of above-market ground leases was a decrease to ground lease expense of approximately $120,000 for the years ended December 31, 2008 and 2007 and $56,000 for the year ended December 31, 2006. For the property acquired in 2008, the weighted-average lease life of in-place and out-of-market leases was five years.

Anticipated amortization of in-place leases and out-of-market leases, net, for the next five years is as follows (in thousands):

Years Ending December 31	In-Place Leases	Out-of-Market Leases — Net
2009	$96,794	$3,997
2010	81,661	4,663
2011	73,605	4,285
2012	57,389	3,102
2013	42,339	1,621

4. NOTES PAYABLE

The Fund's notes payable at December 31, 2008 and 2007, consist of the following (in thousands):

Description	Interest Rate as of December 31, 2008	Maturity Date	Outstanding Principal Balance at December 31, 2008	Outstanding Principal Balance at December 31, 2007
MORTGAGE DEBT				
SECURED NONRECOURSE FIXED RATE MORTGAGE LOANS:				
Bank of America/Connecticut General Life Insurance:				
425 Lexington Avenue, 499 Park Avenue, 1200 Nineteenth Street				
Note A1	4.7752%	9/1/2013	$ 160,000	$ 160,000
Note A2	4.7752	9/1/2013	104,600	104,600
Note B	4.9754	9/1/2013	51,805	51,805
Prudential Financial, Inc. — 600 Lexington Avenue	5.74	3/1/2014	49,850	49,850
Prudential Mortgage Capital Company Note A — One Shell Plaza/Two Shell Plaza	4.64	6/1/2014	131,963	131,963
Prudential Mortgage Capital Company Note B — One Shell Plaza/Two Shell Plaza	5.29	6/1/2014	63,537	63,537
Nippon Life Insurance Companies — The KPMG Building	5.13	9/20/2014	80,000	80,000
Nippon Life Insurance Companies — 101 Second Street	5.13	4/19/2010	75,000	75,000

Description	Interest Rate as of December 31, 2008	Maturity Date	Outstanding Principal Balance at December 31, 2008	Outstanding Principal Balance at December 31, 2007
The Northwestern Mutual Life Insurance Company — Three First National Plaza	4.67	4/1/2012	126,900	126,900
NLI Properties East, Inc. — 525 B Street	4.69	8/7/2012	52,000	52,000
Prudential Insurance Company of America — 720 Olive Way	5.32	2/1/2016	42,400	42,400
Prudential Insurance Company of America — 333 West Wacker	5.66	5/1/2016	124,000	124,000
Prudential Insurance Company of America — One Atlantic Center	6.10	8/1/2016	168,500	168,500
Bank of America, N.A. — Warner Center	5.628	10/2/2016	174,000	174,000
Metropolitan Life Insurance Company — Riverfront Plaza	5.20	6/1/2012	135,900	135,900
Bank of America, N.A. — Wells Fargo Center, Roseville Corporate Center, Summit at Douglas Ridge, Olympus Corporate Centre, Johnson Ranch Corporate Centre Corporate Centre				
Note A1	5.5585	5/1/2017	163,950	163,950
Note A2	5.5125	5/1/2014	18,650	18,650
Note A3	5.4545	5/1/2012	54,650	54,650
KeyBank National Association — Douglas Corporate Center	5.427	6/1/2014	36,000	36,000
Metropolitan Life Insurance Company — Charlotte Plaza	6.02	8/1/2012	97,500	97,500
Metropolitan Life Insurance Company — Carillon	6.02	8/1/2012	78,000	78,000
Bank of America, N.A. — One Renaissance Square	5.1325	4/1/2012	103,600	103,600
Principal Commercial Funding LLC — Two Renaissance Square	5.14	4/1/2012	85,200	85,200
Goldman Sachs — One North Wacker	5.1345	11/1/2012	169,046	—
TIAA — One North Wacker	5.562	11/1/2012	42,261	—
			2,389,312	2,178,005
SECURED NONRECOURSE VARIABLE RATE MEZZANINE LOANS — The Northwestern Mutual Life Insurance Company — Three First National Plaza	1.44 (30-day LIBOR + 1)%	4/1/2010	14,100	14,100

Description	Interest Rate as of December 31, 2008	Maturity Date	Outstanding Principal Balance at December 31, 2008	Outstanding Principal Balance at December 31, 2007
REVOLVING CREDIT FACILITIES				
KeyBank National Association — NY Core Office Trust	2.88 (weighted avg.)	12/19/2010	100,000	31,933
KeyBank National Association — US Core Office Properties	2.47 (weighted avg.)	10/31/2009	170,985	98,200
Total			$2,674,397	$2,322,238

Substantially all the mortgage notes described above require monthly interest-only payments, and prepayment of principal balance is permitted with payment of a premium. Each mortgage note is secured by a mortgage on the related property, the leases on the related property, and the security interest in personal property located on the related property.

Revolving Credit Facilities

KeyBank National Association — NY Core Office Trust — On January 28, 2005 and as amended on July 13, 2006, Hines NY Core Office Trust ("NY Trust"), a subsidiary of the Fund, entered into an unsecured revolving line of credit facility ("Credit Agreement I") with KeyBank National Association ("KeyBank"). The Credit Agreement I provided for borrowing capacity of up to $30.0 million. Loans under this facility bore interest, at the borrower's option, at a variable rate or a LIBOR-based rate plus a spread ranging from 150 to 200 basis points based on a prescribed leverage ratio calculated for NY Trust. Payments of interest were due monthly, and all outstanding principal and unpaid interest were due on January 28, 2008, the maturity date of this facility. NY Trust could extend the maturity date for two successive one-year periods, subject to certain terms and conditions. NY Trust could prepay the note at any time with three business days' notice. The Credit Agreement I was retired in conjunction with the execution of a new credit facility with KeyBank on December 19, 2007, as described below.

On December 19, 2007, NY Trust entered into an unsecured revolving line of credit facility ("Credit Agreement II") with KeyBank, as an administrative agent for itself and certain other lenders. The Credit Agreement II provides for borrowing capacity of up to $100.0 million with an option to increase the capacity up to $150.0 million prior to June 19, 2009, subject to certain terms and conditions. Loans under this facility bear interest, at the borrower's option, at a variable rate or a LIBOR-based rate plus a spread ranging from 100 to 137.5 basis points based on a prescribed leverage ratio calculated for NY Trust. Payments of interest are due monthly, and all outstanding principal and unpaid interest are due on December 19, 2010, the maturity date of this facility. NY Trust may extend the maturity date for two successive one-year periods, subject to certain terms and conditions, primarily compliance with financial covenants. The most restrictive financial covenants are based on current appraised values of the Trust's properties. If market conditions continue to deteriorate, it could have a negative impact on appraised values requiring principal payments on the facility to maintain covenant compliance. NY Trust may prepay the note at any time with three business days' notice. Initial borrowings under Credit Agreement II were used to pay in full the outstanding balance under Credit Agreement I.

KeyBank National Association — U.S. Core Office Properties — On August 31, 2005, and as amended November 8, 2006, Hines U.S. Core Office Properties LP ("Core Office Properties"), a subsidiary of the Fund, entered into a revolving line of credit facility ("Credit Agreement III") with KeyBank, as an administrative agent for itself and certain other lenders. The Credit Agreement III provides for borrowing capacity of up to $285.0 million, less outstanding letters of credit of $7.5 million and approximately $286,000 as of December 31, 2008 and 2007, respectively. Loans under this facility bear interest, at the borrower's option, at a variable rate or a LIBOR-based rate plus a spread ranging from 125 to 200 basis points based on a prescribed leverage ratio calculated for Core Office Properties, which ratio under the Credit Agreement III takes into account Core Office Properties' effective ownership interest in the debt and certain allowable assets of entities in which Core Office Properties directly and indirectly invests. Payments of interest are due monthly, and all outstanding principal and unpaid interest are due on October 31, 2009, the maturity date of this facility . Core Office Properties may extend the maturity date for two successive one-year periods, subject to certain terms and conditions, primarily compliance with financial covenants. The most restrictive financial covenants are based on current appraised values of the Partnership's properties. If market conditions continue to deteriorate, it could have a negative impact on appraised values requiring principal payments on the facility to maintain covenant compliance. Core Office Properties may prepay the note at any time with three business days' notice.

As of December 31, 2008, the scheduled principal payments on notes payable are due as follows (in thousands):

Years Ending December 31,	
2009	$ 176,219
2010	196,112
2011	7,377
2012	936,475
2013	319,918
Thereafter	1,038,296
	2,674,397
Unamortized discount	(3,803)
Total	$2,670,594

All of the notes described above contain both affirmative and negative covenants. The Fund is not aware of any instances of noncompliance with such covenants at December 31, 2008.

5. RENTAL REVENUES

The Fund has entered into noncancelable lease agreements, subject to various escalation clauses, with tenants for office and retail space. As of December 31, 2008, the approximate fixed future minimum rentals in various years through 2027 are as follows (in thousands):

Years Ending December 31	Fixed Future Minimum Rentals
2009	$ 343,358
2010	325,312
2011	309,936
2012	261,038
2013	215,967
Thereafter	664,383
Total	$2,119,994

Of the total rental revenue for the year ended December 31, 2008, no tenant leased space representing 10% of total rental revenue.

Of the total rental revenue for the year ended December 31, 2007, approximately:

- 10% was earned from a tenant in the legal services industry, whose lease expires on October 31, 2018.

Of the total rental revenue for the year ended December 31, 2006, approximately:

- 14% was earned from a tenant in the legal services industry, whose lease expires on October 31, 2018, and
- 11% was earned from two affiliated tenants in the oil and gas industry, whose leases expire on December 31, 2015.

The tenant leases generally provide for annual rentals that include the tenants' proportionate share of real estate taxes and certain building operating expenses. The Funds' tenant leases have remaining terms of up to 19 years and generally include tenant renewal options that can extend the lease terms.

6. GOVERNING AGREEMENTS AND INVESTOR RIGHTS

Governance of the Fund — The Fund is governed by the Partnership Agreement, as amended and restated on September 1, 2006. The Fund shall continue until the Fund is dissolved pursuant to the provisions of the Partnership Agreement.

Management — Capital, as managing general partner, manages the day-to-day affairs of the Fund. The managing general partner has the power to direct the management, operation, and policies of the Fund subject to oversight of a management board. A subsidiary of Hines Real Estate Investment Trust, Inc. holds a non-managing general partner interest in the Fund. The Fund is required to obtain approval from the non-managing general partner for certain significant actions specified in the Partnership Agreement. Hines provides advisory services to the Fund pursuant to an advisory agreement.

Governance — The managing general partner is subject to the oversight of a five-member management board and certain approval rights of the Non-Managing General Partner, the Advisory Committee, and the Limited Partners. The approval of the management board is required for acquiring and disposing of investments, incurring indebtedness, undertaking offerings of equity interests in the Fund, approving annual budgets, and other major decisions as outlined in the Partnership Agreement.

Contributions — A new investor entering the Fund generally acquires units of limited partnership interest pursuant to a subscription agreement under which the investor agrees to contribute a specified amount of capital to the Fund in exchange for units ("Capital Commitment"). A Capital Commitment may be funded and units may be issued in installments; however, the new investor is admitted to the Fund as a limited partner upon payment for the first units issued to the investor. Additional cash contributions for any unfunded commitments are required upon direction by the managing general partner.

Distributions — Cash distributions will be made to the partners of record as of the applicable record dates, not less frequently than quarterly, in proportion to their ownership interests.

Allocation of Profits/Losses — All profits and losses for any fiscal year shall be allocated pro rata among the partners in proportion to their ownership interests. All profit and loss allocations are subject to the special and curative allocations as provided in the Partnership Agreement.

Fees — Unaffiliated limited partners, as defined in the Partnership Agreement, of the Fund pay acquisition and asset management fees to the managing general partner or its designees. These fees are deducted from distributions otherwise payable to a partner and are in addition to, rather than a reduction of, the Capital Commitment of the partner. During the Fund's initial investment period, which ended on February 2, 2007, these fees were paid 100% in cash. After the initial investment period, they will be paid 50% in cash and 50% in the form of a profits interest intended to approximate Capital having reinvested such 50% of the fees in Partnership units at current unit value.

Redemptions — Beginning with the fiscal year ending after the later of (1) February 2, 2007, or (2) one year after acquisition of such interest, a partner may request redemption of all or a portion of its interest in the Fund. Such redemption shall be made prior to the end of the calendar year following the year in which the redemption request is made at a price equal to the interest's value based on the net asset value of the Fund at the time of redemption. The Fund will attempt to redeem up to 10%, in the aggregate, of the outstanding interests in the Fund, Core Office Trust, and Core Office Properties during any calendar year, provided that the Fund will not redeem any interests if the managing general partner determines that such redemption would result in any real estate investment trust ("REIT") in which the Fund has an interest ceasing to qualify as a domestically controlled REIT for U.S. income tax purposes.

In 2008, two limited partners requested the redemption of all or a portion of their interests in the Fund. One limited partner requested that the Fund redeem at least $30 million worth of its interest in the Fund. As of January 1, 2009, this limited partner had approximately 99,387 units interest in the Fund. As of December 31, 2008, this redemption totaling $30.0 million is included in other liabilities in the consolidated balance sheets. The other limited partner requested the redemption of all of its interest in the Fund. As of January 1, 2009, this limited partner had approximately 29,795 units interest in the Fund. The exact cost of this redemption is not yet determinable because the units will be redeemed at the unit interest's value based on the net asset value of the Fund at the time of the redemption. The Fund has until December 31, 2009 to make the requested redemptions.

Debt — The Fund, through its subsidiaries, may incur debt with respect to any of its investments or future investments in real estate properties, subject to the following limitations at the time the debt is incurred: (1) 65% debt-to-value limitation for each property and (2) 50% aggregate debt-to-value limitation for all Fund assets, excluding in both cases assets held by NY Trust. However, the Fund may exceed the limitations in (1) and (2) above if the managing general partner determines it is advisable to do so as long as the managing general partner makes a reasonable determination that the excess indebtedness will be repaid within one year of its incurrence. NY Trust has a 55% debt-to-value limitation at the time any such indebtedness is incurred. In addition, the Fund, through its subsidiaries, may obtain a credit facility secured by unfunded capital commitments from its partners. Such credit facility will not be counted for purposes of the leverage limitations above, as long as no assets of the Fund are pledged to secure such indebtedness.

Rights of General Motors Investment Management Corporation — The Second Amended and Restated Investor Rights Agreement among Hines, the Fund, Core Office Properties, NY Trust, Hines Shell Plaza Partners LP ("Shell Plaza Partners"), Hines Three First National Partners LP ("TFN Partners"), Hines 720 Olive Way Partners LP ("720 Olive Way Partners"), Hines 333 West Wacker Partners LP ("333 West Wacker Partners"), Hines Warner Center Partners LP ("Warner Center Partners"), Hines CF Sacramento Partners LP ("CF Sacramento Partners"), General Motors Investment Management Corporation ("GMIMC") and a number of institutional investors advised by GMIMC (each an "Institutional Co-Investor" and collectively, the "Institutional Co-Investors"), dated October 12, 2005, provides GMIMC with certain co-investment rights with respect to the Fund's investments. As of December 31, 2008, the Institutional Co-Investors co-invest with the Fund in 16 of the Fund's Properties, owning effective interests in the Properties as follows:

Property	Institutional Co-Investors' Effective Interest
425 Lexington Ave, 499 Park Ave, 1200 Nineteenth St, 600 Lexington Ave	57.9%
One Shell Plaza, Two Shell Plaza	49.5
Three First National Plaza	19.8
720 Olive Way	20.0
333 West Wacker	20.0
Warner Center	20.0
Olympus Corporate Centre, Wells Fargo Center, Douglas Corporate Center, Johnson Ranch Corporate Centre, Roseville Corporate Center, Summit at Douglas Ridge	20.0

Co-Investment Rights — GMIMC, on behalf of one or more funds it advises, has the right to co-invest with the Fund in connection with each investment made by the Fund in an amount equal to at least 20% of the total equity capital to be invested in such investment.

GMIMC also has the right, but not the obligation, on behalf of one or more funds it advises, to co-invest with third-party investors in an amount equal to at least 50% of any co-investment capital sought by the Fund from third-party investors for a prospective investment. In order to exercise such third-party co-investment right, GMIMC must invest at least 50% of the equity to be invested from sources other than the Fund.

If the owner of an investment desires to contribute the investment to the Fund and receive interests in the Fund or a subsidiary of the Fund on a tax-deferred basis, GMIMC has no co-investment rights with respect to the portion of such investment being made through the issuance of such tax-deferred consideration.

Redemption Rights — For each asset in which the Institutional Co-Investors acquire interests pursuant to GMIMC's co-investment rights, the Fund must establish a three-year period ending no later than the 12th anniversary of the date such asset is acquired, unless GMIMC elects to extend it, during which the entity through which the Institutional Co-Investors make their investments will redeem or acquire such Institutional Co-Investors' interest in such entity at a price based on the net asset value of such entity at the time of redemption date.

Buy/Sell Rights — GMIMC, on behalf of the Institutional Co-Investors having an interest in NY Trust, Shell Plaza Partners, TFN Partners, 720 Olive Way Partners, 333 West Wacker Partners, Warner Center Partners, CF Sacramento Partners and any other entity through which a co-investment is made (each, a "Co-Investment Entity"), on the one hand, and the Fund, on the other hand, have the right to initiate at any time the purchase and sale of any property in which any Institutional Co-Investor has an interest (the "Buy/Sell"). A Buy/Sell is triggered by either party delivering a written notice to the other party that identifies the property and states the value the tendering party assigns to such property (the "Stated Value"). The recipient may elect by written notice to be the buyer or seller with respect to such property or, in the absence of a written response, will be deemed to have elected to be a seller. If the property that is the subject of the Buy/Sell is owned by a Co-Investment Entity that owns more than one property, then such Co-Investment Entity will sell the property to the party determined to be the buyer pursuant to the Buy/Sell notice procedure for the Stated Value, and the proceeds of the sale will be distributed in accordance with the applicable provisions of the constituent documents of the Co-Investment Entity. If the property in question is the only property owned by a Co-Investment Entity, then the party determined to be the buyer pursuant to the Buy/Sell notice procedure will acquire the interest of the selling party in the Co-Investment Entity for an amount equal to the amount that would be distributed to the selling party if the property were sold for the Stated Value and the proceeds distributed in accordance with the applicable provisions of the constituent documents of the Co-Investment Entity. For this purpose, the Shell Buildings and Warner Center are each considered to be a single property.

Rights of IK Funds — As of December 31, 2008, IK US Portfolio Invest GmbH & Co. KG ("IK Fund I"), a limited partnership established under the laws of Germany, owned 108,860 units of limited partner interest in Core Office Properties. Additionally, IK US Portfolio Invest Zwei GmbH & Co. KG ("IK Fund II") and IK US Portfolio Invest Drei GmbH & Co. KG ("IK Fund III"), each a limited partnership established under the laws of Germany (collectively with IK Fund I, the "IK Funds"), owned 93,499 and 68,337 units, respectively, of limited partnership interest in Core Office Properties. The IK Funds have the right to require Core Office Properties to redeem, at a price based on the net asset value of Core Office Properties as of the date of redemption, all or any portion of its interest, subject to a maximum redemption amount of $150.0 million for IK Fund II and IK Fund III, as of the following dates:

IK Fund	Redemption Date
IK Fund I	December 31, 2014
IK Fund II	December 31, 2016
IK Fund III	December 31, 2017

Any remaining interest not redeemed due to the maximum limitation will be redeemed in the subsequent year or years according to the Partnership Agreement's redemption policy as described above. The Fund is obligated to provide Core Office Properties with sufficient funds to fulfill this priority redemption right, to the extent sufficient funds are otherwise not available to Core Office Properties. An IK Fund is not entitled to participate in the redemption rights available to Core Office Properties investors prior to such IK Funds' redemption date.

7. RELATED-PARTY TRANSACTIONS

The Companies have entered into management agreements with Hines, a related party, to manage the operations of the Properties. As compensation for its services, Hines receives the following:

- A property management fee equal to the lesser of the amount of the management fee that is allowable under tenant leases or a specific percentage of the gross revenues of the specific Property. The Fund incurred management fees of $12.0 million, $8.9 million, and $5.8 million for the years ended December 31, 2008, 2007, and 2006, respectively.

- Salary and wage reimbursements of its on-site property personnel incurred by the Fund for the years ended December 31, 2008, 2007, and 2006, were $20.0 million, $14.6 million, and $10.6 million, respectively.

- Reimbursement for various direct services performed off site that are limited to the amount that is recovered from tenants under their leases and usually will not exceed in any calendar year a per-rentable-square-foot limitation. In certain instances, the per-rentable-square-foot limitation may be exceeded with the excess offset against property management fees received. For the years ended December 31, 2008, 2007, and 2006, reimbursable services to Hines from the Fund were $4.1 million, $2.6 million, and $1.7 million, respectively.

- Leasing commissions equal to 1.5% of gross revenues payable over the term of each executed lease, including any lease amendment, renewal, expansion, or similar event. Leasing commissions of $2.2 million, $3.4 million, and $3.5 million were incurred by the Fund during the years ended December 31, 2008, 2007, and 2006, respectively.

- Construction management fees of approximately $490,000, $93,000, and $64,000 during the years ended December 31, 2008, 2007, and 2006, respectively.

- Development management fees equal to 2.5% of the total project costs related to the redevelopment, plus direct costs incurred by Hines in connection with providing the related services. Development management fees of approximately $451,000 and $790,000 during the years ended December 31, 2008 and 2007, respectively.

- Other fees, primarily related to legal fees, information technology, tax department support charges and security services provided by Setec Protection Service Limited Partnership ("SETEC"), an affiliate of Hines, in the amounts of approximately $453,000, $1.2 million, and $1.1 million during the years ended December 31, 2008, 2007, and 2006, respectively.

Certain subsidiaries of the Fund have entered into lease agreements with Hines Core Fund Services, LLC ("Services"), an affiliate of Hines, for the operation of their respective parking garages. Under the terms of the lease agreements, the Fund received rental fees of $8.4 million, $6.2 million, and $4.5 million during the years ended December 31, 2008, 2007, and 2006, respectively. Receivables due to the Fund from Services were approximately $650,000 and $679,000 at December 31, 2008 and 2007, respectively.

In addition, the Fund has related party payables owed to Hines and its affiliated entities at December 31, 2008 and 2007, of $4.5 million and $5.2 million, respectively, for accrued management fees, payroll expense, leasing commissions, off-site services, and legal and other general and administrative costs.

8. LEASE OBLIGATIONS

The Shell Buildings are subject to certain ground leases that expire in 2065 and 2066. One ground lease that was to expire in 2065 contained a purchase option that allowed the Fund to purchase the land in June 2006. The Fund exercised the purchase option and paid the purchase price of $1.2 million in June 2006. A second ground lease that expires in 2065 contains a purchase option that allows the Fund to purchase the land within a five-year period that begins in June 2026. The remaining ground leases do not contain purchase options.

One Atlantic Center is subject to a ground lease that expires in 2033. The ground lease contains renewal options at 10-year term increments, up to a total term of 99 years.

Straight-line rent payable consists of the difference between the rental payments due under the lease calculated on a straight-line basis from the date of acquisition or the lease commencement date over the remaining term of the lease and the actual rent due under the lease and is included in other liabilities in the consolidated balance sheet.

As of December 31, 2008, required payments under the terms of the leases are as follows (in thousands):

Years Ending December 31	Fixed Future Minimum Rentals
2009	$ 1,633
2010	1,695
2011	1,759
2012	1,829
2013	1,901
Thereafter	157,881
Total	$166,698

Ground lease expense for the years ended December 31, 2008, 2007, and 2006, was $3.8 million, $3.8 million, and $2.0 million, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2008 and 2007. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Fund could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

As of December 31, 2008 and 2007, management estimates that the carrying values of cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and accrued expenses, other liabilities and distributions payable are recorded at amounts that reasonably approximate fair value due to the short-term nature of these items. Fair value of fixed and variable rate notes payable at December 31, 2008 and 2007, was $2,406.3 million and $2,246.5 million, respectively, based upon interest rates available for the issuance of debt with similar terms and maturities, with carrying amounts of $2,670.6 million and $2,313.9 million, respectively.

10. SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash disclosures were as follows (in thousands):

	2008	2007	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$132,373	$100,694	$ 61,432
Cash paid for income taxes	$ 388	$ —	$ —
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Accrued additions to investment property	$ 7,750	$ 3,209	$ 1,364
Prepaid contributions from minority interest holders realized	$ 36,040	$ —	$ —
Distributions declared and unpaid	$ 16,574	$ 21,552	$ 17,218
Dividends and distributions declared and unpaid to minority interest holders	$ 10,292	$ 11,758	$ 11,674
Accrued redemption of partnership interest	$ 30,000	$ —	$ —
Mortgage assumed upon acquisition of property	$217,299	$181,935	$134,017
Security deposits assumed upon acquisition of property	$ 452	$ 1,486	$ 1,644

11. COMMITMENTS AND CONTINGENCIES

In March 2005, the FASB issued FIN No. 47, *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143,* which clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations.* A conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity when the timing and/or method of settlement are conditional on a future event that may or may not be in the control of the entity. This legal obligation is absolute, despite the uncertainty regarding the timing and/or method of settlement. In addition, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and/or through normal operation of the asset. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Pursuant to FIN No. 47, the Fund has determined that certain assets meet the criteria for recording a liability and has recorded an asset retirement obligation aggregating approximately $3.1 million and $2.6 million as of December 31, 2008 and 2007, respectively, which is included in other liabilities in the consolidated balance sheets.

The Fund is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Fund's consolidated financial statements.

12. REDEVELOPMENT OF 1200 NINETEENTH STREET

On October 8, 2007, the Fund entered into a construction contract for the redevelopment of the property located at 1200 Nineteenth Street in Washington, D.C., for a maximum guaranteed payment of $48.0 million including approved change orders. As of December 31, 2008 and 2007, $35.3 million and $2.8 million, respectively, of the maximum guaranteed payment had been paid. As of December 31, 2008 and 2007, $5.3 million and $1.1 million, respectively, of the maximum guaranteed payment is included in accounts payable and accrued expenses and other liabilities in the consolidated balance sheets.

Due to the redevelopment, the Fund had a change in an accounting estimate relating to the useful lives of building and improvements at 1200 Nineteenth Street. The change in useful lives resulted in the Fund recognizing depreciation expense for the building and improvements that were disposed due to the redevelopment. At December 31, 2007, building and improvements disposed in the redevelopment had been fully depreciated.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hines Real Estate Investment Trust, Inc.
Houston, Texas

We have audited the consolidated financial statements of Hines Real Estate Investment Trust, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and have issued our report thereon dated March 31, 2009; such report is included elsewhere in this Form 10-K. Our audits also included the financial statement schedules of the Company listed in Item 15. The financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Houston, Texas
March 31, 2009

Hines Real Estate Investment Trust, Inc.

Schedule II — Valuation and Qualifying Accounts
December 31, 2008

Description	Balance at the Beginning of the Period	Charged to Costs and Expenses	Deductions(a)	Balance at the End of the Period
	(Amounts in thousands)			
Allowance for Doubtful Accounts as of December 31, 2008	$90	$1,196	$(330)	$956
Allowance for Doubtful Accounts as of December 31, 2007	$14	156	(80)	$ 90
Allowance for Doubtful Accounts as of December 31, 2006	$—	14	—	$ 14

(a) Write-offs of accounts receivable previously reserved.

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Hines Real Estate Investment Trust, Inc.

Schedule III — Real Estate Assets and Accumulated Depreciation
December 31, 2008

Description (a)	Location	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Initial Cost: Total	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at 12/31/2008: Land	Gross Amount at Which Carried at 12/31/2008: Buildings and Improvements	Gross Amount at Which Carried at 12/31/2008: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed (c)
		(In thousands)											
1900 and 2000 Alameda	San Mateo, California	$ 33,065	$ 18,522	$ 22,495	$ 41,017	$ 3,634	$ 18,523	$ 26,128	$ 44,651	$ (2,233)	1971,1983	June-05	0 to 40 years
Citymark	Dallas, Texas	15,303	6,796	3,442	10,238	330	6,796	3,772	10,568	(342)	1987	August-05	0 to 40 years
1515 S Street	Sacramento, California	45,000	13,099	54,017	67,116	720	13,099	54,737	67,836	(4,383)	1987	November-05	0 to 40 years
Airport Corporate Center	Miami, Florida	90,852	44,292	100,535	144,827	2,303	44,292	102,838	147,130	(7,439)	1982-1996(d)	January-06	0 to 40 years
321 North Clark	Chicago, Illinois	136,632	27,896	159,763	187,659	521	27,896	160,284	188,180	(10,832)	1987	April-06	0 to 40 years
3400 Data Drive	Rancho Cordova, California	18,079	4,514	21,083	25,597	204	4,516	21,285	25,801	(1,127)	1990	November-06	0 to 40 years
Watergate Tower IV	Emeryville, California	79,921	31,280	93,316	124,596	(62)	31,257	93,277	124,534	(4,817)	2001	December-06	0 to 40 years
Daytona Buildings	Redmond, Washington	53,458	19,204	63,613	82,817	(32)	19,197	63,588	82,785	(3,232)	2002	December-06	0 to 40 years
Laguna Buildings	Redmond, Washington	65,542	29,175	76,180	105,355	6	29,173	76,188	105,361	(3,800)	1987	January-07	0 to 40 years
Atrium on Bay	Toronto, Ontario	158,098	45,579	163,623	209,202(f)	(9,526)(h)	43,279	156,397	199,676	(7,254)	1987	February-07	0 to 40 years
Seattle Design Center	Seattle, Washington	31,000	15,683	32,701	48,384	553	15,667	33,270	48,937	(1,317)	1973,1983(b)	June-07	0 to 40 years
5th and Bell	Seattle, Washington	39,000	3,533	58,628	62,161	23	3,531	58,653	62,184	(2,218)	2002	June -07	0 to 40 years
3 Huntington Quadrangle	Melville, New York	48,000	16,698	60,539	77,237	719	16,698	61,258	77,956	(2,209)	1971	July-07	0 to 40 years
One Wilshire	Los Angeles, California	159,500	32,618	236,797	269,415	429	32,617	237,227	269,844	(8,387)	1966	August-07	0 to 40 years
Minneapolis Office/Flex Portfolio	Minneapolis, Minnesota	45,000	23,308	45,384	68,692	1,008	23,308	46,392	69,700	(1,438)	1986-1999(e)	September-07	0 to 40 years
JPMorgan Chase Tower	Dallas, Texas	160,000	9,274	253,293	262,567	759	9,285	254,041	263,326	(7,137)	1987	November-07	0 to 40 years
2555 Grand	Kansas City, Missouri	86,000	1,194	123,816	125,010	288	1,194	124,104	125,298	(2,601)	2003	February-08	0 to 40 years
Raytheon/DirecTV Buildings	El Segundo, California	52,515	37,366	65,422	102,788	18	37,366	65,440	102,806	(1,313)	1976	March-08	0 to 40 years
Williams Tower	Houston, Texas	165,000	57,777	185,184	242,961	(4,056)	53,684	185,221	238,905	(3,098)	1982	May-08	0 to 40 years
4050/4055 Corporate Drive	Dallas, Texas	—	6,030	34,022	40,052	5	6,030	34,027	40,057	(521)	1996, 1997	May-08	0 to 40 years
Distribution Park Araucaria	Curitiba, Brazil	—	4,332	24,005	28,337	99	4,347	24,089	28,436	(25)	2006	December-08	0 to 40 years
Distribution Park Louveira	Sao Paolo, Brazil	—	7,514	28,206	35,720	125	7,540	28,305	35,845	(29)	2007	December-08	0 to 40 years
Distribution Park Vinhedo	Sao Paolo, Brazil	—	7,835	29,413	37,248	131	7,863	29,516	37,379	(31)	2008	December-08	0 to 40 years
345 Inverness Drive	Denver, Colorado	13,790	1,985	17,798	19,783	(1)	1,985	17,797	19,782	—	2002	December-08	0 to 40 years
Arapahoe Business Park	Denver, Colorado	18,087	3,463	29,350	32,813	—	3,463	29,350	32,813	—	1997-2001	December-08	0 to 40 years
Total		$1,513,842	$468,967	$1,982,625	$2,451,592	$(1,802)	$462,606	$1,987,184	$2,449,790	$(75,783)			

(a) Assets consist of institutional-quality office properties and industrial/distribution facilities.

(b) Seattle Design Center consists of a two-story office building constructed in 1973 and a five-story office building with an underground garage constructed in 1983.

(c) Real estate assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, tenant inducements and lease intangibles are amortized over the respective lease term. Building improvements are depreciated over 5-25 years and buildings are depreciated over 40 years.

(d) Airport Corporate Center consists of 11 buildings constructed between 1982 and 1996 and a 5.46-acre land development site.

(e) The Minneapolis Office/Flex Portfolio consists of nine buildings constructed between 1986 and 1999.

(f) Components of Initial Cost for this property were converted from Canadian dollars to U.S. dollars using $0.8618, the currency exchange rate as of the date of acquisition.

(g) Components of Initial Cost for this property were converted from Brazilian Reais to U.S. dollars using $0.4255, the currency exchange rate as of the date of acquisition.

(h) Includes the effects of changes in the foreign currency exchange rates.

The changes in total real estate assets for the years ended December 31 (in thousands):

	2008	2007	2006
Gross real estate assets			
Balance, beginning of period	$1,831,319	$ 685,446	$118,417
Additions during the period:			
Acquisitions	664,711	1,103,011	565,496
Effect of foreign currency exchange rates	(48,440)	38,324	—
Other	9,625	4,728	1,533
Deductions during the period:			
Fully-depreciated assets	(3,154)	(190)	—
Other	(4,271)	—	—
Ending Balance	$2,449,790	$1,831,319	$685,446
Accumulated Depreciation			
Balance, beginning of period	$ (32,395)	$ (7,882)	$ (539)
Depreciation	(44,701)	(24,544)	(7,343)
Fully-depreciated assets	1,313	31	—
Ending Balance	$ (75,783)	$ (32,395)	$ (7,882)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized representative.

HINES REAL ESTATE INVESTMENT TRUST, INC.
(registrant)

March 31, 2009

By: /s/ CHARLES N. HAZEN
Charles N. Hazen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 31st day of March, 2009.

Signature	Title
/s/ JEFFREY C. HINES Jeffrey C. Hines	Chairman of the Board of Directors
/s/ CHARLES N. HAZEN Charles N. Hazen	President and Chief Executive Officer (Principal Executive Officer)
/s/ SHERRI W. SCHUGART Sherri W. Schugart	Chief Financial Officer (Principal Financial Officer)
/s/ FRANK R. APOLLO Frank R. Apollo	Senior Vice President — Finance; Treasurer and Secretary
/s/ RYAN T. SIMS Ryan T. Sims	Chief Accounting Officer (Principal Accounting Officer)
/s/ CHARLES M. BAUGHN Charles M. Baughn	Director
/s/ GEORGE A. DAVIS George A. Davis	Director
/s/ THOMAS A. HASSARD Thomas A. Hassard	Director
/s/ C. HASTINGS JOHNSON C. Hastings Johnson	Director
/s/ STANLEY D. LEVY Stanley D. Levy	Director
/s/ PAUL B. MURPHY, JR. Paul B. Murphy, Jr.	Director

Corporate and Shareholder Information

Corporate Headquarters

Hines Real Estate Investment Trust, Inc.
2800 Post Oak Blvd., Suite 5000
Houston, TX 77056
(888) 220-6121
www.HinesREIT.com

Annual Meeting

Hines REIT's Annual Meeting of Shareholders will be held at 9:00 a.m. on Monday, August 24, 2009, The Westin Oaks Hotel, 5011 Westheimer, Houston, TX

Transfer Agent

DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105

Auditors

Deloitte & Touche LLP

Legal Counsel for the Company

Greenberg Traurig, LLP

Legal Counsel for the Independent Directors

Locke Lord Bissell & Liddell LLP

Form 10-K

The Hines REIT's annual report on Form 10-K, as filed with the Securities and Exchange Commission (the SEC), is available at no charge upon written request to Hines REIT Investor Relations, at the address below. The SEC maintains a website located at www.sec.gov that contains reports, proxy statements and other information regarding the Company that is filed electronically with the SEC. In addition, the Company makes its annual report on Form 10-K available free of charge, at www.HinesREIT.com.

Certifications

We filed the CEO and CFO certifications regarding the quality of our public disclosure as Exhibits 31.1 and 31.2 to our Form 10-K with the SEC for the year ended December 31, 2008, as required by Section 302 of the Sarbanes-Oxley Act.

Questions about Hines REIT or your account should be directed to:

Hines REIT Investor Relations
2800 Post Oak Blvd., Suite 5000
Houston, TX 77056
(888) 220-6121



Hines

Hines Real Estate Investment Trust, Inc.
2800 Post Oak Blvd., Suite 5000
Houston, TX 77056

(888) 220-6121
www.HinesREIT.com

HRAR 12/08